SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2015
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia Paranáense de Energia

Corporate Taxpayer's ID (CNPJ/MF) 76.483.817/0001-20

State registration 10146326-50

Publicly-Held Company- CVM 1431-1

www.copel.com copel@copel.com

Rua Coronel Dulcídio, 800, Batel - Curitiba - PR

CEP 80420-170

MANAGEMENT REPORT

AND FINANCIAL STATEMENTS

2014

SUMMARY

MESSAGE FROM THE CEO			3
1	.	ORGANIZATIONAL PROFILE	5
		1.1.Market share	7
		1.2.Copel in numbers	7
2	.	CORPORATE GOVERNANCE	8
		2.1.Governance Structure and Good Practice	8
		2.2.Sustainability and Corporate Citizenship Policy	12
		2.3.Strategic References	12
3	.	OPERATING PERFORMANCE	14
		3.1.Macroeconomic Analysis	14
		3.2.Sector Analysis	14
		3.3.Business Segments	18
4	.	ECONOMIC – FINANCIAL PERFORMANCE	29
		4.1.Operating Revenues	29
		4.2.Operating Costs and Expenses	29
		4.3.EBITDA	30
		4.4.Financial results	30
		4.5.Debt	30
		4.6.Net Income	31
		4.7.Added Value	32
		4.8.Customer Default	32
		4.9.Shares	32
		4.10.Investment Program	33
5	.	SOCIOENVIRONMENTAL PERFORMANCE	34
		5.1.Workforce	34
		5.2.Suppliers	37
		5.3.Clients	37
		5.4.Community	38
		5.5.Education for sustainability	40
		5.6.Corporate Projects and Programs	41
		5.7.Environment	43
6	.	ANNUAL SOCIAL BALANCE	48
7	.	COMPOSITION OF THE GROUPS IN CHARGE OF CORPORATE GOVERNANCE	51

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MESSAGE FROM THE CEO

This Management and Financial Report for 2014 refers to a historical year for Companhia Paranáense de Energia (Copel or Company), when the company celebrated its 60-year anniversary, reached relevant milestones and made important achievements.

Copel invested last year more than R$2.4 billion in all areas of activity.

The investment plan, the highest in its history, had as main assumption a restructuring that defined the business areas into subsidiaries under the control of Copel Holding. Net income for the year amounted to R$1.3 billion.

In recognition of the quality of service provided, Copel received awards as best distribution company of Latin America from Cier – the main entity of the sector on the continent - best distribution company in Brazil in customer evaluation according to the Brazilian Association of Electric Energy Distribution Companies - Abradee, and best company among large distribution companies, in accordance with the National Energy Agency - Aneel. The National Quality Foundation also attested our excellence in customer service.

Copel Distribuição made achievements despite the critical scenario experienced by the energy sector, thanks to an audacious cost reduction program that is increasing the competitiveness and efficiency of the subsidiary, making us confident about the renewal of this concession in 2015.

In energy distribution, we highlight the works of construction and renovation of substations and modernization of the electric grid for the World Cup, which allowed full reliability to power supply during the event and provided perennial improvements to the electrical system of the Metropolitan Region of Curitiba

As for generation, two hydroelectric plants and 28 wind farms are currently under construction, which will add 1,068 MW to our generation park until 2019. Almost half of this capacity comes from five wind complexes installed in Rio Grande do Norte, three of which with operational startup scheduled for the first half of 2015. In the transmission segment, there are ongoing projects in nine states that will double our assets in this segment in the coming years.

The diversification of our activities also reaches the hydrocarbon segment. In September, Copel led the creation of Paraná Gás Exploração e Produção S.A, which will focus on exploration and production of conventional natural gas in the Paraná Basin in the central region of the State. The prospecting of this input marks the Company's debut in a strategic and promising segment for the expansion plans of our generating park.

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In telecommunications, Copel Telecomunicações nearly tripled its customer base in only one year, with residential and corporate connectivity optical fiber services that reached 47 Paraná cities. At the end of 2014, we reached 22,000 clients with an even broader potential for expansion from a nearly 10,000 km long backbone and coverage for all 399 municipalities in Paraná.

In 2015, we intend to continue the expansion of Copel on a sustainable basis with special attention to renewable energy sources, which is vital to help supply with clean energy the increasing Brazilian demand of 6,000 megawatts average per year.  In addition, we will work with a focus on distributed generation.

Supported by the technical excellence of its staff, Copel is prepared for the challenges currently imposed on the power sector; competitive, bold and innovative without overlooking the responsible use of natural resources, the efficiency of its economic management and compliance with social demands on its activities.

Curitiba, March 20, 2015

LUIZ FERNANDO LEONE VIANNA

Chief Executive Officer

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1.          organizaTional PROFILE

Celebrating 60 years of operations in October 2014, Copel is a mixed capital company, structured as a Holding Company, which operates with the latest technology in the areas of energy generation, transmission, distribution and telecommunications. It operates an electrical system with its own generation park of power plants, transmission lines, substations, lines, distribution networks and a telecommunications optical system that meets all cities in the state of Paraná. It also holds interests in the water & sanitation, piped gas and oil sectors.

Highlights of the main certifications and awards won in 2014:

Awards / Certifications	Certification Entity
Top of Mind 2014 - The most remembered brand in the State, company all Parana people would like to work for, and the most efficient state-owned company.	Revista Amanhã
Award Top Fornecedores Condor - Top Supplier 2014	Rede Condor
Award Sucesu - PR 2014 - Top Company in the Telecommunications segment in Paraná	Associação de Usuários de Internet e Telecomunicações
Award Procel 2014 - Tribute in commemoration of the 20th anniversary of the Procel Seal	Ministério de Minas e Energia e Eletrobras
Award IASC - Best Customer Satisfaction Rate in the South region ( distribution companies with more than four hundred thousand consumers)	Comissão de Integração Energética Regional - CIER América Latina
Award CIER Melhor Distribuidora - Gold category	Comissão de Integração Energética Regional - CIER América Latina
Award CIER Social Responsibility	Comissão de Integração Energética Regional - CIER América Latina
Award PNQ - Focus on clients	Fundação Nacional de Qualidade
Grandes Líderes - 500 maiores do Sul - Biggest company in Paraná	Revista Amanhã
Grandes Líderes - 500 maiores do Sul - Higher gross revenue in the energy sector	Revista Amanhã
Anuário Telecom - Network Infrastructure	Fórum Editorial
Award Abradee - Improved evaluation by the customer	Associação Brasileira das Distribuidoras de Energia Elétrica - Abradee
Empresa Cidadã - Copel - Certified by the information presented in its Report	Conselho Regional de Contabilidade do Rio de Janeiro, Sistema Firjan e Fecomércio

We attached below Equity Interest Chart of Copel on 12.31.2014 :

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1.1.      Market share

Main products (%)	Brazil	South Region	Paraná
Cost of energy generation (1)	3.7	(2) (3) 22.5	(2) (3) 54.1
Energy transmission (4)	1.8	9.9	29.3
Energy distribution (5)	(6) 6.1	(6) 33.8	(7) 97.1
Gas distribution (8)	3.9	42.1	100.0
(1) Installed capacity. It does not include interests held by Copel and the wind complexes.
(2) It does not include the Itaipu Plant.
(3) It does not include the Paranapanema River Plants.
(4) The market refers to the Annual Permitted Revenue - APR.
(5) Participation in the services provided to the captive/free market.
(6) Source: Empresa de Pesquisa Energética - EPE.
(7) Estimated data.
(8) It considers the volume distributed in Paraná, with thermal energy.

1.2.      Copel in numbers

In R$ thousands (except as otherwise indicated)	2014	2013	variation %

Indicators
Gross Operating Revenue	18,327,840	12,669,159	44.7
Revenue Deductions	4,409,323	3,488,945	26.4
Net Operating revenue	13,918,517	9,180,214	51.6
Operating costs and expenses	12,368,558	8,067,627	53.3
Equity	159,955	113,606	40.8
Result from activities	1,549,959	1,112,587	39.3
EBITDA	2,339,857	1,829,396	27.9
Financial Income (Expense)	147,717	280,311	(47.3)
Income tax and social contribution	522,016	405,069	28.9
Net income	1,335,615	1,101,435	21.3
Net Equity	13,682,780	12,928,752	5.8
Interest on Equity	30,000	180,000	(83.3)
Dividends	592,523	380,537	55.7

Economic - Financial Indicators
Liquidity ratio	1.3	1.4	(8.0)
General Liquidity ratio	1.1	1.2	(3.4)
EBITDA Margin (%)	16.8	19.9	(15.6)
Earnings per Share - R$ (net income/quantity of shares)	4.9	4.0	21.3
Net equity per share - R$ (net equity/quantity of shares)	50.0	47.2	5.8
Net debt to equity ratio (%)	44.2	35.1	26.2
Net margin (net income/net operating revenue) (%)	9.6	12.0	(20.0)
Return on equity (%) (1)	10.3	8.9	15.9

(1) LL (Net Income) ÷ (initial PE)

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2.          CORPORATE GOVERNANCE

Copel constantly seeks to improve the application of good corporate governance practices, and considers as a parameter the model proposed by the Brazilian Institute of Corporate Governance - IBGC, in accordance with its Code of Best Practice. Accordingly, the Management seeks to contribute to its continuity, with a long-term vision in the pursuit of economic, social and environmental sustainability; improve the relationship and communication with all shareholders; minimize strategic, operating and financial risks and increase the Company's value, thereby enabling our fundraising strategy.

2.1.      Governance Structure and Good Practice

The following chart shows the Company's organizational structure on 12.31.2014:

Shareholders Meeting
Board of Directors
Fiscal Council
Executive Board
Chief Executive Board
Audit Commitee
Ethical Orientation Committee
Corporate Risk Management Committee
Holding
Disclosure Commitee
Financial and Investor Relations Office
Corporate Management Office
Institutional Relations Office
Business Development Office
Wholly-owned Subsidiaries
Copel Distribuição S.A.
Copel Geração e Transmissão S.A.
Copel Telecomunicações S.A.
Copel Renováveis S.A.
Copel Participações S.A.
Nova Eurus IV Energias Renováveis S.A.
Nova Asa Branca I Energias Renováveis S.A.
Nova Asa Branca II Energias Renováveis S.A.
Nova Asa Branca III Energias Renováveis S.A.
Santa Maria Energias Renováveis S.A.
Santa Helena Energias Renováveis S.A.
Ventos de Santo Uriel S.A.
Cutia Empreendimentos Eólicos SPE S.A.
São Bento Energia, Investimentos e Participações S.A.

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Entity	Description
Board of Directors - CAD	Nine members, seven of which seven are considered independent members under the Sarbanes-Oxley Law, with a two-year unified mandate, and may be reelected.
Fiscal Council - FC	Members elected at a General Shareholders' Meeting, composed of five members and five alternate members, with a one-year mandate.
Audit Committee	Three members, registered with the CAD under the Sarbanes-Oxley Law, with a two-year mandate.
Internal Audit Committee

It evaluates, with an independent approach, the efficiency of the risk management processes, internal and corporate governance controls, issuing recommendations for the efficient performance and achievement of the goals of the several administrative units. It initially evaluates all manifestations received by the Confidential Communication Channel, forwarded to the Audit Council, providing an opinion on the treatment to be provided.

Executive Board	Elected by the CAD (Board of Directors), composed of five members with a three-year mandate, remuneration of the executives not linked to the achievement of financial and non-financial goals.
Ethical Guidance Council

Discusses and orients the actions carried out by Copel and evaluates the cases presented to it, providing recommendations for allowing the Company's activity to be continuously driven by morally sound principles in the development of its business, ensuring the dissemination and the effective compliance with the Code of Conduct. Eleven members, of which ten employees of the Company coordinated by a representative of civil society.

Commission of Analysis of Moral Harassment Denouncements - CADAM

Composed of seven members, of which three are elected by the employees and three are appointed by the Company; it is coordinated by a representative of civil society, and establishes rules for handling harassment complaints and to investigate their origin.

Disclosure Committee

Composed of seventeen members, representatives of all departments of the Holding company and its wholly owned subsidiaries, the Committee advises the CFO and the IRO in implementing the Disclosure Policy within the Company, as well as reviewing and approving the information to be disclosed to the market capital through any means.

Corporate Risk Committee

Advisory and permanent body for issues related to Integrated Management of Corporate Risks, the Committee consists of 11 members and has as main objectives the supervision and monitoring of the Company's risk management and advisory services provided to the Audit Committee , to ensure the sound management of resources and the protection and asset appreciation.

•    Ethics, Transparency and Accountability

On a daily basis, the Company seeks to ensure an ethical conduct and transparent actions by all its staff members through guidelines such as the Code of Conduct and the various channels of dialogue with its stakeholders. Set based on corporate values, corporate culture and respect for the international principles of the Sarbanes-Oxley Act, the Code of Conduct reflects the integrity of the proceedings of Copel in its relations with employees and remaining stakeholders. Each Company employee receives a printed copy of the Code of Conduct and declares to be aware of its contents.

Copel offers a Confidential Communication Channel, a resource for reporting situations related to accounting, auditing, internal controls and breach of the Code of Conduct, among others. The channel is available by calling 0800 643 5665. For customers, public authorities, the overall society and the employees, Copel has an Ombudsman, who can be reached at 0800 647 0606, e-mail ouvidoria@copel.com, or in person at Rua Professor Brasílio Ovídio da Costa, 1703 CEP: 80310-130 — Santa Quitéria - Curitiba/PR.

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The Company is open to requests for information, comments or suggestions of its stakeholders also through the Dialogue channels with Stakeholders. In addition, Copel offers its customers the Customers and Consumer Council, a channel available by e- mail or in person at Copel’s headquarters in Curitiba. The agency works on issues related to electricity supply, tariffs and adequacy of services rendered.

•    Risk Management

The Corporate Risk Management Policy of Copel covers corporate areas, its wholly owned subsidiaries and controlled companies, and establishes the composition of a Corporate Risk Management Committee, hierarchically subordinate to the Audit Committee. The adopted guidelines are based on recognized frameworks and standards such as the Committee of Sponsoring Organizations of the Treadway Commission - COSO and ISO 31000, whose goal is to maximize the economic, social and environmental values to all stakeholders and to ensure compliance with the pertinent laws and regulations .

Due to the inherent uncertainty of the risks and nature of the sector in which it operates, the Copel risk management model adopts the risk appetite parameters; it considers the possibility of occurrence and its financial, operating and image impacts; and provides tools for their treatment and mitigation. The risk management strategy adopted by the Company include legal, regulatory, environmental and reputational risks, among others. Their identification and analysis serve as a basis to the decision making process and operating activities, and is carried out based on the following profile:

•       Strategic Risks: they are associated with decisions made by the senior management, and may generate substantial losses in the Company's economic value;

•       Operating Risks: risks related to events arising from the organization's structure - through its processes, its staff or its technology environment - and to external events associated with economic, political, environmental, natural or sector aspects in which the organization operates; and

•      Financial Risks: risks related to the Company's financial operations, including market, credit and liquidity risks.

In order to keep improving its corporate risk management model, in 2014 Copel intensified the use of its risk management software ( SAP- GRC ), which is integrated into its management system, and helps control key risk indicators, aligning risk events with their potential impact and allowing decision making by risk managers at various levels of the Company.

As part of the corruption risk assessment system adopted by Copel, the operating units are submitted on annual basis to the assessment of risks related to corruption and errors that may affect the results in its financial statements.

The internal controls are tested by the Company's Internal Audit Committee aiming to assess the effectiveness regarding the mitigation of identified risks. This context includes activities that are most susceptible to fraud, best market audit practices and the auditors' experience.

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The results of these tests are reported to the Company’s senior management and, in case of non-conformities, corrective actions are required.

The Company also submits its internal processes and controls to the independent audit company, which performs new internal controls compliance tests, including fraud risks.

In addition to these procedures, the Company adopts the procedure of issuing by process managers of Internal Control Certificates, both semi-annual and annual, through which the managers confirm their awareness of the non-conformities found by the Internal Audit Committee in the processes under their management, as well as their commitment to regularize them.

•    External Audit

Under the terms established by the Securities and Exchange Commission - CVM No. 381/2003, the Company and its wholly owned subsidiaries executed a contract with KPMG for providing financial statements audit services. Since its hiring, KPMG only provided independent auditing services. The Company opts for not hiring other advisory services that interfere with the independence of external audit works.

•    Shareholders and Investors Relations

At the end of 2014, Copel had 25,015 shareholders, corresponding to R$6,910.0 million, represented by 273,655,000 shares with no par value.

Distribution of dividends and interest on own capital

In conformity with Law 9,249/1995, Copel adopts as policy the distribution of interest on capital in lieu of dividends, either wholly or in part.  On a statutory basis, the amount of dividends distributed is at least 25% of adjusted net income, in accordance with Article 202 and its paragraphs of Law 6,404/1976.

Since 2013, the payout practiced by Copel is 50 % of the Adjusted Net Income for the fiscal year.

Tag Along

Copel guarantees tag along rights to its minority common shares, ensuring the holders of those shares the minimum price of 80 % of the amount paid for the shares in the controlling block.

Shareholders' Agreement

The shareholders' agreement signed between the State of Paraná and BNDES Participações SA – BNDESPAR is in force, where one of the goals is to ensure to BNDESPAR the right to appoint two members to the Board of Directors of Copel, and be previously notified on corporate matters submitted to the assessment of the Board of Directors and General Shareholders' Meetings.

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Markets where Copel’s shares are traded

Copel went public on the stock market in April 1994 on the São Paulo Stock Exchange - BM & FBovespa and in July 1997 it became the first company in the Brazilian electric sector listed on the New York Stock Exchange - NYSE.  Since June 2002 its brand also entered the European Economic Community, through its entry in the Latibex - the Latin American arm of the Madrid Stock Exchange. Starting on May 7 2008, Copel shares officially became part of Level 1 Corporate Governance of the São Paulo Stock Exchange.

Dialogue with Shareholders, Investors and Capital Market Professionals

Copel maintains an effective channel of communication with its shareholders and investors through the investor and shareholders relations and custody departments via email (ri@copel.com and acionistas@copel.com ), its call center (0800 41 2772), its website ( www.copel.com/ri ) and releases and reports that are available to professionals in the capital market and shareholders, via email and on the Company's website.

2.2. Sustainability and Corporate Citizenship Policy

The Sustainability and Corporate Citizenship Policy established in 2006 sets the sustainability and corporate citizenship guidelines driving the Company's decisions and actions. The policy is based on the mission and corporate values in the United Nations’ Global Compact principles and the Millennium Development Goals, and is complementary to Copel’s Code of Conduct. It is worth noting that the policy undergoes constant revisions and improvements.

The full text of the Sustainability and Corporate Citizenship Policy of Copel is available on the Company's website: www.copel.com.

2.3.      Strategic References

Vision: Simply the best of the decade.

Mission: Provide energy and solutions for development with sustainability.

Principles and values:

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Ethics	Result of a collective agreement which sets forth individual conducts in line with a common goal.
Respect for people	Consideration for others.
Dedication	Ability to engage in an intense way and complete the work, contributing to the achievement of organizational goals .
Transparency	Provision of the Company's decisions and actions accounts to inform their positive or negative aspects to all interested parties.
Safety	Healthy work environment in which employees and managers collaborate to use a continuous improvement process of protecting and promoting the health, safety and welfare of all.
Responsibility	Conducting the Company's everyday activities in a sustainable manner, respecting the rights of all stakeholders, including future generations, and the commitment to support all forms of life.
Innovation	Application of ideas in processes, products or services in order to improve something that already exists or build something different and better .

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3.          OPERATING PERFORMANCE

3.1.      Macroeconomic Analysis

The international economic environment in 2014 was marked by the recovery of the U.S. economy, which expanded by 2.4% compared to 2013. Within this framework of greater prosperity, the Eurozone ended the year on a low-growth and inflation scenario; Japan underwent a technical downturn and China, considered the engine of global strength, was hit by a slowdown in the real estate sector, a decline in domestic demand and reduction of industrial production, factors that determine the growth of 7.4 % of the Gross Domestic Product - GDP, the lowest level in 24 years. In a context of increasing risks, projections point out that in 2015 the United States will grow 3.6%, driven by technological innovation and external trade with Canada, Mexico and China; the eurozone, with signs of fragility spread through the group’s countries, will record a dismal growth (1.2%) considering an optimistic scenario, and China, which will move into the services segment, will grow 6.8%.

Internally, with lower results in 2014 compared to its peers, Brazil posted a GDP variation estimated at - 0.15%, an inflation rate close to the ceiling of the target range (6.41%), a trade deficit of U$ 3.9 billion and a rising public debt (primary deficit equivalent to 0.6 % of GDP), in a year marked by the fall in commodity prices, the crisis in Argentina, one of its main trading partners, the unfolding of the Lava-Jato Operation and increase in the Selic rate, which ultimately should help mitigate the effects of the adjustment to be promoted in the U.S. yield curve. For 2015, a 0.7 % downturn and 7.8% inflation are forecast, pressured by the prices. The economy’s reaction to fiscal and monetary measures to be taken throughout the year will be critical to recover Brazil’s attractiveness for foreign investors.

In Paraná, preliminary data from the Paraná Institute for Economic and Social Development - Ipardes indicates that the State’s GDP in 2014 rose 0.8 % and in 2015 will grow 1.0%. After three consecutive years of higher growth, the dynamism drivers of the local production base were affected by adverse elements that have been present in the Brazilian economy since 2011.

3.2.      Sector Analysis

•        Regulatory Environment

The impact of possible power shortages and the subsequent rationing, similar to 2001 and 2002, may have a relevant adverse effect on our business and operating results.

We rely upon Brazil’s hydrological conditions and the geographic region in which we operate. According to Aneel data, approximately 63.0 % of Brazil's current installed capacity comes from hydroelectric plants. Our region, and Brazil on an overall basis are subject to unpredictable hydrological conditions due to non- cyclical deviations from average rainfall. We are currently experiencing a low rainfall period. The most recent period of low rainfall occurred before 2001, when the Brazilian government created the Rationing Program to reduce electricity consumption, which was in effect from June 1 2001 to February 28 2002.

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In the generation segment, the unfavorable hydrological conditions may result in the downgrade of the Physical Guarantee (Generation Scaling Factor - GSF). When hydroelectric generation is lower than the physical guarantee of the National Interconnected System – SIN plants, we are required to proportionally share the deficit among the participants of the Energy Reallocation Mechanism - MRE, which may result in exposure to short energy market term and Market Clearing Price - MCP.

In addition, unfavorable hydrological conditions can also result in lower electricity supply to the Brazilian market, and cause, among other things, the implementation of comprehensive electricity conservation programs (rationalization), including compulsory consumption reductions (rationing).

We cannot guarantee that severe or sustained periods of below-average rainfall, as the one we currently experience, will not adversely affect our future financial results.

In addition, if there was a natural gas shortage, this would increase the overall energy demand in the market, and therefore increase the risk of a rationing program.

•        Extension of Concessions

In 2012, Provisional Measure No. 579/2012, converted into Law No. 12.783/2013, providing, among others, on the treatment to be provided to generation, transmission and distribution concessions foreseen by Articles 17, 19 and 22 of Law 9.074/1995, with maturities between 2015 and 2017, which had already undergone a single renewal.

According to the legislation, this list of projects should be bid after the end of the concession period. To meet the interests of the Granting Power, chiefly related to the principle of Tariff Affordability, a new regulation was defined, which allows for an extension of the concessions, provided that the concession holder accepts to anticipate by 60 months the end of its concession and waive the rights foreseen on that contract.

It should be noted that the application of these instruments also included generation projects that still had the right to an extension and had already Concession Extension Application processes in progress with the Brazilian Electricity Regulatory Agency – Aneel, and had processes completed with that Agency with indication of extension to the Ministry of Mining and Energy. One example is the case of Rio dos Patos HPP started on January 27 2011.

Generation Concesssion

For the generation concessions, an extension of up to 30 years was established. The extension was granted to the concession holder, and its membership depended, in addition to early acceptance of the original granting term, the express acceptance of the following conditions: i) remuneration for tariff calculated by Aneel for each power plant; ii) allocation of energy and power physical guarantee quotas of the hydroelectric plant to concessionaires and permission holders of the public electric power distribution of the Brazilian National Interconnected System – SIN, to be defined by the regulatory agency, according to the granting power’s regulation; iii ) submission to service quality standards set by Aneel.

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It is worth highlighting that this new condition alters the Public Electricity Concession Generation Service regime for the position of concession holder whose generation is carried out as a priority public utility function. In this new condition, the concession holder will be limited to only perform operating and maintenance functions, since the exploration returned to the Granting Power.

Thus, the proposed tariff is intended to cover essentially the costs of fees, taxes, routine operation and maintenance, and does not cover, however, investments arising from contingencies, modernizations , upgrades and structural reforms and equipment, which may jeopardize maintenance, quality and continuity of service by hydroelectric plants. By their nature, these investments are often very costly.

Application will become effective upon recognition by Aneel, its authorization and subsequent guarantee of reimbursement guarantee in a realistic term (see the rules applied to reimbursement of investments made with the same characteristics as investments in transmission - REN No. 443/2011).

This aspect also depends on regulation by Aneel and this legal loophole leads to regulatory uncertainty for the players and may impact the investment decisions.

After becoming aware of the conditions for renewal, Copel Geração e Transmissão carried out the possible analyses. In light of insufficient information provided by the Granting Authority and according to the evaluations, it concluded the unfeasibility of the renewal of generation concessions of its four plants with termination date between 2014 and 2015: Rio dos Patos with 1.8 MW of installed capacity, Usina Governador Pedro Viriato Parigot de Souza with 260.0 MW, Mourao with 8.2 MW and Chopim I with 1.8 MW.

Transmission Concessions

For the transmission concessions, an extension of up to 30 years had been established. The extension was made available to the concession holder, and its adhesion depended, besides the anticipation of acceptance of the original concession term, on the express acceptance of the following conditions: i) fixed income according to criteria established by Aneel; and ii) compliance with the service quality standards set by Aneel.

The conditions for investments arising from contingencies, modernizations, upgrades and reforms of structures and equipments that will become effective were maintained, upon recognition and authorization of Aneel. The refund guarantee is given in conformity with REN No. 443/2011, and should not lead to financial losses to the concessionaire.

After becoming aware of the renewal conditions, Copel Geração e Transmissão carried out analyses and evaluations, and opted for the renewal of the transmission agreement. Thus, it contributes to tariffs reduction and the low tariffs.

Distribution Concession

According to the Law, distribution concessions may be extended for up to 30 years. The extension is provided to the concession holder, and its adhesion depends on the express acceptance of these conditions: fixed income according to criteria established by Aneel; level of investment to be made; and compliance with the service quality standards set by Aneel.

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The application for renewal of the distribution concessions of Copel Distribuição was filed with Aneel on May 31 2012, and ratified under Law No. 12,783/2013. At the moment, the decision is pending approval by the Granting Authority. If the conditions set out by the Granting Authority guarantee the company's profitability levels, the Company will sign the concession agreement or amendment, for a maximum period of 30 years. Despite the context of uncertainty within the regulatory scenario, the Company relies on the possibility of extension of this concession agreement, although it does not have sufficient information to ensure the extension of the distribution concession agreement on favorable terms.

On October 12 2014 the fourth contractual amendment was signed, establishing the conditions for possible reversal of the assets and related facilities, ensuring full compensation for expropriated assets and all remaining assets or liabilities arising out of any deficiency or reimbursement for the tariff.

Bid

Energy generation, transmission and distribution concessions that were not extended under this regulation  will be bid for in the auction or competition mode, for up to thirty years.

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•    Energy Flow (in % and GW/hour)

Energy Flow (GWh)

Source	GWh	%
Own energy	24,605	45.6%
Energy received	29,345	54.4%

Energy received	GWh
CCEAR	16,692
Itaipu	5,870
Itiquira	452
Dona Francisca	612
CCEE (CCP/MCP)	1,572
Angra	1,047
CCGF	1,315
Elejor	1,186
Proinfa	599

Availability
53,950

Destination	GWh	%
Captive Market	24,208	44.9%
Concessionaires and Permission Holders	699	1.3%
Free Customers	4,016	7.4%
Supplied Energy	20,829	38.6%
Losses and Differences	4,198	7.8%

Supplied Energy	GWh
Bilateral Agreements	7,392
CCEAR	5,105
CCEE (MCP)	2,135
MRE	6,197

Losses and Differences	GWh
Basic network losses	1,278
Distribution losses	2,598
CG Contract Allocation	322

Agreements for Power Trade on the Regulated Market - CCEAR (auction)
CCEE(CCP/MCP) = Electric Power Trade Chamber (Spot Market)
CCGF = Financial Guarantees Quota Agreement
MRE = Energy Reallocation Mechanism
CG = Energy Reallocation Mechanism (difference between the contracted energy and received energy in the CG - established in a Contract)

3.3.      Business Segments

3.3.1.  Generation and Transmission

3.3.1.1.  Generation

Copel Geração e Transmissão owns and operates 20 proprietary power plants, 18 hydroelectric plants, one one thermal plant and one wind plant, with total installed capacity of 4754.6 MW and Physcal Guarantee of 2068.1 MW. The Company remains responsible for providing the operation and maintenance services of the Rio dos Patos Plant, whose concession ended on February 14 2014. During this period, it will receive a preset tariff for provision of the service under the Ministry of Mining and Energy – MME Ordinance No. 170/2014.

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In 2014, the assets of Copel Geração e Transmissão generated 24,604.9 GWh, 99.7% of which from hydroelectric and wind power.

Copel Geração e Transmissão also holds a concession to build and operate the following plants:

Colíder Hydroelectric Plant

Under construction in the Teles Pires River in northern Mato Grosso, with installed capacity of 300 MW, the plant had 80.0% of his works completed by the end of 2014. As a result of government actions and acts of God and force majeure evens, most occurred during the project’s implementation, commercial generation of HPP Colíder should start in April 2016. Copel Geração e Transmissão filed a request with Aneel for exclusion of liability for the postponement of the operational startup.

Baixo Iguaçu Hydroelectric Plant

With 30.0 % interest in the project and installed capacity of 350 MW, the Baixo Iguaçu HPP will be built on the Iguaçu River, between the cities of Capanema and Capitão Leônidas Marques, in southwestern of Paraná .

The works began in July 2013, but were interrupted in 2014 due to the suspension of the Installation License of the project by the Federal Regional Court of the 4th Region, a situation that remains unsolved.

São Jerônimo Hydroelectric Plant

With installed capacity of 331 MW in the Tibagi River in Paraná, São Jerônimo Hydroelectric Plant will be implemented by the São Jerônimo Consortium, in which Copel holds a 41.2 % interest. The operational startup requires authorization of the National Congress, pursuant to Article 231, paragraph 3 of the Federal Constitution, as the plant's reservoir reaches Indian areas.

3.3.1.2.  Transmission

The segment has the primary responsibility of providing transport and transformation of electricity services, and construction, operation and maintenance of substations and lines for energy transmission. Copel Geração e Transmissão owns and operates 2173.5 kilometers of transmission lines and 33 substations of the basic network, with processing power of 12,352 MVA.

•    Works authorized by Aneel

In 2014 the expansion works of Guaíra, Maringá and Uberaba substations were completed. The SE Uberaba substation, located in Curitiba, was part of the reinforcement plan for service to the host cities for the World Cup. Also in the list of works prioritized by the MME to the World Cup, we can highlight the 26.5-km transmission line connecting the Uberaba and Umbará substations, which began operations in June 2014. Together, these projects should yield annual revenues of approximately R$6.0 million.

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In October 2014, Aneel issued the Authorizing Resolution No. 4890/2014 to Copel Geração e Transmissão, ordering investments and expansions in Bateias and Guaira substations, with the installation of new capacitor banks, plus the installation of a 230 kV 132 km long transmission line, which will connect the Ponta Grossa Norte and Figueira substations, with sectioning to the new Klacel (Klabin Celulose, in Ortigueira in Paraná) substation. This project should receive R$88.0 million in investments and provide Copel with annual revenues of approximately R$12.3 million when it starts operating in 2016.

•    Large works and new concessions

In July 2014, the Cerquilho III Substation, located in São Paulo, started to operate, with 300 MVA of transformation capacity. The work was a milestone for the Company in providing service outside the Paraná borders and will provide to Copel an annual revenue increase of approximately R$4.2 million.

Also in São Paulo, the works of SE 230 kV Paraguaçu Paulista II and 500 kV Araraquara II - Taubaté and LT Paraguaçu Paulista II – Assis projects continued.

In Paraná, the LT 230 kV Londrina - Figueira and LT 230 kV Foz do Chopim - Salto Osório works began.

In January 2014, the Concession Agreement No. 005/2014 won by Copel Geração e Transmissão in an Aneel auction was signed, comprising the SE Curitiba Norte, to be built in the metropolitan region of Curitiba and will operate at 230 kV, and a 33.0 km transmission line that will connect it to the existing SE Bateias. These projects should receive R$59.0 million in investments and provide to Copel annual revenues of approximately R$7.0 million when it comes on stream - scheduled for 2016.

In September 2014, the concession agreements No. 021/2014 and 022/2014 won by were signed by auctioned by Copel Geração e Transmissão were signed, covering the following projects:

•                     SE Realeza Sul, which will be built in the southwestern region of Paraná and will operate at 230 kV, and a 53.0 km transmission line that will connect it to the existing SE Foz do Chopim. This undertaking should receive R $ 48.0 million in investments and provide the Company with annual revenue of approximately R$5.8 million when it comes on stream - scheduled for 2017.

•         A 500 kV 120.0 km transmission line that will connect the SE Londrina in Paraná and Assis in São Paulo. This undertaking should receive R$128.0 million in investments and provide Copel with annual revenues of approximately R$15.0 million when it comes on stream - scheduled for 2017.

With the recent achievements of Copel Copel Geração e Transmissão in Aneel auctions, the configuration of the large works for the coming years is as follows.

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Description	State	Company	Km	MVA
TL Araraquara II — Taubaté	São Paulo	Copel Geração e Transmissão S.A.	356 km	-
TL Londrina — Figueira LT Foz do Chopim — Salto Osório	Paraná	Copel Geração e Transmissão S.A.	88 km 10 km	-
TL Assis — Paraguaçu Paulista II SE Paraguaçu Paulista II	São Paulo	Copel Geração e Transmissão S.A.	37 km	150 MVA
TL Bateias — Curitiba Norte SE Curitiba Norte 230/138 kV	Paraná	Copel Geração e Transmissão S.A.	33 km	300 MVA
TL Foz do Chopim - Realeza Sul SE Realeza Sul	Paraná	Copel Geração e Transmissão S.A.	53 km	150 MVA
TL Assis - Londrina	Paraná São Paulo	Copel Geração e Transmissão S.A.	120 km	-

•    Special Purpose Entities - SPEs

In the transmission segment, Copel also has ten Special Purpose Entities:

Description	State	Joint Venture	Km	MVA
TL Umuarama — Cascavel Oeste SE Umuarama	Paraná	Costa Oeste Transmissora de Energia S.A.	143 km	300 MVA
SE Camaquã III TL Salto Santiago — Itá TL Itá — Nova Santa Rita TL Nova Santa Rita — Camaquã III TL Camaquã III — Quinta	Paraná Santa Catarina Rio Grande do Sul	Transmissora Sul Brasileira de Energia S.A.	190 km 305 km 140 km 163 km	166 MVA
TL Umuarama — Guaíra TL Cascavel Oeste — Cascavel Norte SE Santa Quitéria SE Cascavel Norte	Paraná	Caiuá Transmissora de Energia S.A.	105 km 31 km	400 MVA 300 MVA
TL Curitiba — Curitiba Leste SE Curitiba Leste	Paraná	Marumbi Transmissora de Energia S.A.	28 km	672 MVA
TL Ribeirãozinho — Rio Verde Norte TL Rio Verde Norte — Marimbondo II	Mato Grosso Goiás Minas Gerais	Guaraciaba Transmissora de Energia (TP Sul) S.A.	250 km 350 km	-
TL 500 kV Itatiba — Bateias TL 500 kV Araraquara 2 — Itatiba TL 500 kV Araraquara 2 — Fernão Dias SE Santa Bárbara D´Oeste SE Itatiba SE Fernão Dias	Paraná São Paulo	Mata de Santa Genebra Transmissão S.A.	399 km 207 km 241 km	3600 MVA
TL Barreiras II — Rio das Éguas TL Rio das Éguas — Luziânia TL Luziânia — Pirapora II	Bahia Goiás Minas Gerais	Paranaíba Transmissora de Energia S.A.	244 km 373 km 350 km	-
TL Paranaíta — Cláudia TL Cláudia — Paranatinga TL Paranatinga — Ribeirãozinho SE Paranaíta SE Cláudia SE Paranatinga	Mato Grosso	Matrinchã Transmissora de Energia (TP Norte) S.A.	300 km 350 km 355 km	-
TL Estreito - Fernão Dias	Minas Gerais São Paulo	Cantareira Transmissora de Energia S.A.	328 km	-
TL Açailândia — Miranda II	Maranhão	Integração Maranhense Transmissora de Energia S.A.	365 km	-

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•    Transmission Revenues

Through Ratification Resolution No. 1,756/2014, Aneel established the Annual Permited Revenue - APR for the July/2014 to June/2015 cycle for the provision of transmission facilities of the basic network and other transmission facilities.

Copel Geração e Transmissão holds eleven transmission concession agreements, five of which in commercial operation and entitled to receive income, and six under construction. The revenue readjustments were made as set forth in each agreement.

The Concession Agreement nº 060/2001, which comprises the transmission facilities of the existing system and the expansions authorized by Aneel, and the Concession Agreement nº 027/2009 , of LT Cascavel Oeste — Foz do Iguaçu were adjusted by the Consumer Price Index - IPCA, whose variation was 6.4% .

The Concession Agreement No. 015/2010 - SE Cerquilho III, started its commercial operation in June 2014 with an updated APR of R $ 4.2 million.

The Concession Agreement nº 006/2008, regarding the Bateias – Pilarzinho Transmission Line and the Concession Agreement nº 075/2001, regarding the Bateias – Jaguariaíva Transmission Line were adjusted according to the Market General Price Index - IGP -M accumulated in the period, of 7.8% .

3.3.1.3.  Distribution

In the energy distribution sector, Copel Distribuição’s main activities are provide, operate and maintain the infrastructure and provide related services. These activities aim to serve more than 4.3 million energy customers in 1,113 locations in 394 municipalities in Paraná one in Santa Catarina, Porto União. In addition to operating and maintaining facilities in voltage levels up to 34.5 kV, Copel Distribuição also operates in facilities with voltage levels of 69 and 138 kV.

In 2014, new substations and high voltage lines were connected to reinforce the electrical distribution system, improving quality and increasing energy availability to consumers. The new substations whose works were conclude are:

Substation	Amount / MVA	Location
SE Morretes 138 kV	41.67 MVA	Morretes
SE Capanema 69 kV	41.67 MVA	Curitiba
SE Chopinzinho138 kV	41.67 MVA	Chopinzinho

New high tension lines in 69 kV and 138 kV have been completed:

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Line	Tension	Km
Santa Terezinha - Paranavaí	138 kV	51.7 km
Rosana - Paranavaí	138 kV	73.9 km
Ibiporã - Igapó	138 kV	13.8 km
Ibiporã - Palermo	138 kV	6.8 km
Astorga - Jaguapitã	138 kV	18.0 km
Santo Antonio da Platina - Siqueira Campos	138 kV	53.0 km
Londrina - Palermo	138 kV	22.0 km
Pato Branco - Chopinzinho	138 kV	45.0 km
Parolin - Xaxim	138 kV	4.0 km
Santa Quitéria - Parolin	138 kV	3.0 km
Santa Quitéria - Batel 2	138 kV	2.0 km
Santa Quitéria - Novo Mundo	138 kV	0.8 km
Pilarzinho - Bom Retiro	138 kV	6.8 km
Jardim Bandeirantes 2 - Igapó	138 kV	9.3 km
Distr. Ind. São José dos Pinhais - Guatupê	69 kV	6.8 km
Distr. Ind. São José dos Pinhais - Piraquara	69 kV	14.2 km
Bateias - Almirante Tamandaré/Rio Branco do Sul (1ª fase)	138 kV	27.0 km
Bateias - Rio Branco do Sul (2ª fase)	138 kV	13.0 km
Rio Branco do Sul - Tunas	138 kV	38.0 km
Guatupê - Pinhais	138 kV	9.0 km
Morretes - Secc (Gov. Parigot de Souza -Posto Fiscal)	138 kV	56.7 km
Tarumã - Secc (Uberaba - Atuba)	138 kV	0.3 km
Campo Comprido - Campina do Siqueira	138 kV	6.7 km
Santa Quitéria - Batel 1	138 kV	0.1 km
Santa Quitéria - Campina do Siqueira	138 kV	0.5 km
Umuarama -Umuarama Sul 1	138 kV	1.8 km
Umuarama -Umuarama Sul 2	138 kV	1.9 km
Umuarma - Tamoio	138 kV	9.7 km
Santa Terezinha - Cianorte	138 kV	32.2 km
Santos Dumont - Cianorte	138 kV	44.8 km
Cascavel Norte - Secc (Pinheiros - Assis Chateaubriand)	138 kV	0.7 km
Rio Azul - Sepac	138 kV	2.1 km

Altogether, in 2014 these projects added approximately 166.7 MVA to the distribution system, and 575.6 km of 69 or 138 kV new transmission lines.

•    Distribution Lines

The following table shows the length of Copel Distribuição’s distribution lines.

Distribution Lines	Km
13.8 kV	101,688.7
34.5 kV	82,232.5
69 kV	727.2
138 kV	5,153.5
230 kV	123.5
Total	189,925.4

•    Substations

The following table shows the length of Copel Distribuição’s distribution lines:

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Tension	Automated Substations	MVA
34.5 kV	230	1,545.0
69 kV	35	2,412.5
88 kV	-	5.0
138 kV	96	6,730.2
Total	361	10,692.7

•    Supply Quality

The result of DEC, FEC indicators and of the leadtime is shown on the table below:

Jan/Dec	DEC (hours) (1)	FEC (outages)	Lead time (hours)
2012	10.25	7.84	1:51
2013	11.62	8.06	2:08
2014	14.01	9.08	1:49
(1) DEC measured in hours and hundredths of an hour.

•    Market energy

The following table shows the behavior of the captive open market for consumer class:

Captive Market - Copel Distribuição
	Number of customers			Energy sold (GWh)
	Dec/14	Dec/13%		2014	2013	%
Residential	3,437,030	3,320,098	3.5	7,267	6,888	5.5
Industrial	91,068	93,491	(2.6)	6,838	6,605	3.5
Commercial	369,205	338,502	9.1	5,470	5,074	7.8
Rural	372,464	372,835	(0.1)	2,252	2,081	8.2
Other	57,203	56,567	1.1	2,381	2,278	4.5
Captive Market	4,326,970	4,181,493	3.5	24,208	22,926	5.6

•    Grid Market (TUSD)

Energy Grid Market - Copel Distribuição
	Number of customers/contracts			Energy distributed (GWh)
	Dec/14	Dec/13%		2014	2013	%
Captive Market	4,326,970	4,181,493	3.5	24,208	22,926	5.6
Concessionaires and Licensees	4	4	-	699	620	12.7
Free Customers (1)	132	128	3.1	4,521	4,485	0.8
Grid Market	4,327,106	4,181,625	3.5	29,428	28,031	5.0
(1) Total number of free customers served by Copel Geração e Transmissão and other suppliers within the concession area of Copel Distribuição.

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•    Tariffs

In June 2014, with Resolution No. 1,740/2014, Aneel approved the result of the annual tariff readjustment of Copel Distribuição by 30.78% and 24.78% relative to the economic readjustment and 6.00% relative to the pertinent financial components, which would represent an average effect for consumers of 35.05%.

In June 2014, through Order No. 2037/2014, a suspensive effect to the appeal filed by Copel Distribuição under Resolution No. 1,740/2014 was granted to suspend its effects. In July 2014, Copel Distribuição requested partial deferral of that adjustment, and was authorized by Aneel and approved through Resolution No. 1,763/2014, with deferrement of the amount of R$622.4 million. This value is added to the R$275.9 million (June 2014 price) already deferred in the 2013 adjustment, resulting in an amount of R$898.3 million to be considered as a financial component in the Company’s next tariff adjustments, thereby reducing the average effect perceived by consumers to be from 35.05 % to 24.86%.

•    Extraordinary Tariff Review

In 2015 Aneel deliberated on the Extraordinary Tariff of energy distribution companies.

The average tariff readjustment of Copel Distribuição approved by Aneel was 36.79% as of February 3 2015. Of this total, 22.14% refer to the Energy Development Account - CDE, and 14.65% refer to the repositioning of the energy acquisition costs.

The Extraordinary Tariff Review occurs because of various events that significantly affected the utilities costs, which were not foreseen in the 2014 tariff adjustment, with an emphasis on the increased CDE quota, the energy purchase costs due to the adjustment of the Itaipu rate (46.14%) and high prices in recent auctions.

3.3.2.     Telecommunications

Copel Telecomunicações provides overall telecommunication and communication services, conducting studies and projects focused on meeting the Company's needs and the market in general. The exploration of such services lasts for an indefinite period, without exclusivity in national level.

In 2014, it totaled 15,817 km of optical cables of urban access, significantly increasing the reach of the optical network of Copel Telecommunicações. All 399 municipalities in Paraná, two in Santa Catarina, one in Mato Grosso and four in São Paulo are served through 9,608 kilometers of long distance optical cables. Through this network, the Company provides speed and reliability to 22,574 customers with telecommunications services and leading edge optical fiber technologies.

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3.3.3.  Interest

Copel has ownership interest and association with companies, consortia and other institutions operating in various sectors. In the energy area, the Company holds stakes in several ventures, as follows:

Generation Sector:

Joint Venture	Total Installed Energy (MW)	Interest held by Copel
Dona Francisca Energética S.A.	125.0	Copel - 23.0%
Foz do Chopim Energética Ltda.	29.1	Copel - 35.8%
Dois Saltos Empreend. de Geração Energia Elétrica Ltda.	25.0	Copel - 30.0%
UEG Araucária Ltda.	484.1	Copel - 20.0% / Copel GeT - 60.0%
Elejor - Centrais Elétricas do Rio Jordão S.A.	245.9	Copel - 70.0%
Consórcio Energético Cruzeiro do Sul	361.0	Copel GeT - 51.0%
Investco S.A. (UHE Lajeado) (1)	902.5	Copel - 0.8%
Consórcio Empreendedor Baixo Iguaçu	350.2	Copel GeT - 30%
Consórcio Tapajós	-	Copel GeT - 11.1%
Consórcio São Jerônimo	331.0	Copel GeT - 41.2%
Voltália São Miguel do Gostoso I Participações S.A.	108.0	Copel - 49.0%

(1) The assets of UHE Lajeado are leased to the remaining concessionaires in ideal fractions of the existing assets.

Transmission Sector:

Joint Venture	Interest held by Copel
Costa Oeste Transmissora de Energia S.A.	Copel GeT - 51%
Caiuá Transmissora de Energia S.A.	Copel GeT - 49%
Guaraciaba Transmissora de Energia (TP Sul) S.A.	Copel GeT - 49%
Integração Maranhense Transmissora de Energia S.A.	Copel GeT - 49%
Marumbi Transmissora de Energia S.A.	Copel GeT - 80%
Matrinchã Transmissora de Energia (TP Norte) S.A.	Copel GeT - 49%
Paranaíba Transmissora de Energia S.A.	Copel GeT - 24.5%
Transmissora Sul Brasileira de Energia S.A.	Copel GeT - 20%
Mata de Santa Genebra Transmissão S.A.	Copel GeT - 50.1%
Cantareira Transmissora de Energia S.A.	Copel GeT - 49%

Other sectors:

Sector	Company	Interest held by Copel
Gas	Companhia Paranaense de Gás - Compagás	51.0%
Telecommunications	Sercomtel S.A. Telecomunicações	45.0%
Water & Sewerage	Dominó Holdings S.A.	49.0%
Water & Sewerage	Sanepar	7.6%
Services	Escoelectric Ltda.	40.0%
Services	Copel Amec S/C Ltda. under liquidation	48.0%
Coal Exploration	Carbocampel S.A.	49.0%

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3.3.4.  Renewable Energy

To meet important strategic and sustainability guidelines established for the generation business, in 2013 Copel Renováveis was established – with the main purpose to increase its participation in renewable alternative energy sources in the energy mix on a profitable and sustainable basis.

A total of 28 new parks, which together will add 662.4 MW of installed capacity in wind power by the end of 2017, all in Rio Grande do Norte, are under construction. The start of the commercial operation of some of these parks is scheduled for 2015, namely:

Wind Farm Complex	Company	Installed Capacity (MW)
Brisa Potiguar	Nova Eurus IV	27.0
	Nova Asa Branca I	27.0
	Nova Asa Branca II	27.0
	Nova Asa Branca III	27.0
	Santa Maria	29.7
	Santa Helena	29.7
	Ventos de Santo Uriel	16.2
São Bento	Boa Vista	14.0
	Olho d'Água	30.0
	São Bento do Norte	30.0
	Farol	20.0
Voltália (1)	Carnaúbas	27.0
	Reduto	27.0
	Santo Cristo	27.0
	São João	27.0
Cutia	Dreen Cutia	25.2
	Dreen Guajiru	21.6
	Esperança do Nordeste	30.0
	GE Jangada	30.0
	GE Maria Helena	30.0
	Paraíso dos Ventos do Nordeste	30.0
	Potiguar	28.8
	São Bento do Norte I	24.2
	São Bento do Norte II	24.2
	São Bento do Norte III	22.0
	São Miguel I	22.0
	São Miguel II	22.0
	São Miguel III	22.0

(1) The total interest held by Copel in the project is 49%.

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3.3.5.  Research & Development - R&D

In compliance with Law No. 9,991/2000, which provides for investments in research and development by the concessionaires, permission holders and licensees in the energy sector, Copel invested in projects in the sectors below:

Generation and Transmission

It invested approximately R$8.3 million in the execution of its R&D generation and transmission program, consisting of 26 projects, of which in 12 the Company participated in a cooperative way with other companies. Of these, three are strategic, whose themes were established by Aneel through Project Calls.

Distribution

In 2014, 10 R&D projects were hired, 9 projects are underway and 43 are in the hiring preparation phase, as strategic cooperate – Energy Sector Analytical Intelligence System - Siase in which Copel participates as cooperate with other power companies. Approximately R$8.4 million were applied to R&D projects.

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4.          ECONOMIC – FINANCIAL PERFORMANCE

4.1.      Operating Revenues

1)     In 2014, Operating Revenues increased by R$4,738.3 million, up by 51.6% over 2013. This variation is mainly due to:

2)     Increase of R$1.0265 billion in the Eletricity sales to final customers, mainly due to:

•   tariff readjustment in June 2014; and

•   increase of 5.6% in the captive market;

3)      Increase of R$2,438.5 million in Eletricity sales to distributors, mainly due to:

•   PLD variation; and

•   Revenue from the sale of energy produced by UEG Araucária;

4)     R$208.5 million increase in the Use of the main distribuition and transmission grid, due to the tariff increase since June 2014

5)     Increase of R$202.9 million in the Construction Revenue. The Company records revenues from construction services or infrastructure improvement to provide energy and gas distribution and transmission, which totaled R$1,279.0 million in 2014 and R$1,076.1 million in 2013. Related expenses are recognized in the income statement for the period as construction cost, whenever incurred;

6)     Increase of R$24.1 million in Telecommunications Revenues, mainly due to growth in the number of customers, from 8,270 in 2013 to 22,574 in 2014, and increase in the number of circuits from 27,957 in 2013 to 47,279 in 2014, especially in the retail market with the BEL fiber product;

7)     Increase of R$22.7 million in the Piped Gas Distribution Revenue, due to increased gas distribution volume in 2014 compared to 2013, explained by the adjustment of contracts and market variations

8)     Recognition of R $ 1,033.9 million in the Result of sectorial financial assets and liabilities, according to OCPC No. 08/2014 and Resolution No. 732/2014 CMV, through the signing on October 12 2014 of the 4th Amendment to the Concession Agreement No. 046/99.

4.2.      Operating Costs and Expenses

Operating costs and expenses rose by R$4,300.9 million in 2014, an increase of 53.3%, mainly driven by:

1)     Increase of R$1,761.4 million in the Energy Purchased for Resale, mainly due to higher energy value acquired from CCEE and CCEAR and the higher PLD value, offset by the receipt of funds from CDE, for reimbursement of energy costs;

2)     Decrease of R$22.5 million in Charges for the use of the main transmission grid chiefly due to the booking of the effects of System Service Charges - ESS and refunds to Reserve Power users of financial surplus amounts of the Reserve Energy Account - Coner, pursuant to Aneel Decree No. 4,786/2014 and Aneel Resolution No. 613/2014.

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3)     Increase of R$1,174.2 million in Natural Gas due to higher gas purchase for UEG Araucária;

4)     Decrease of R$43.5 million in Staff and Officers, arising mainly from the headcount reduction; and

5)     Increase of R$1,004.2 million in Provisions and Reversals mainly due to recognition of the loss for reduction of the recoverable value for the assets in the generation segment of R$807.3 million.

4.3.      EBITDA

Consolidated		2013
In R$ thousands	2014
Net income attributable to the controlling shareholders	1,205,950	1,072,560
Net income attributable to the non-controlling shareholders	129,665	28,875
Deferred IRPJ and CSLL	(225,853)	(149,451)
Provision for IRPJ and CSLL	747,869	554,520
Net financial expenses (income)	(147,717)	(280,311)
Ebit	1,709,914	1,226,193
Depreciation and Amortization	629,943	603,203
Ebitda	2,339,857	1,829,396
Net Operating Revenue - ROL	13,918,517	9,180,214
Ebitda Margin% (Ebitda ÷ ROL)	16.8%	19.9%

4.4.      Financial results

The financial result went down by R$132.6 million due to:

1)     increase of 6.5% in financial revenues due to the higher volume of energy delay fines in energy bills and in financial investment income; and

2)     increase of 47.0% in financial expenses mainly due to the value of debt charges arising from funding in the period.

4.5.      Debt

Variations in the short and long term debt referring to loans, financing and debentures are primarily due to the entry of the following funds:

Funding - 2014 (In R$ million)	Financier	Amount
BNDES PCH Cavernoso/Construction works for the 2014 World Cup	BNDES	104.9
Banco do Brasil CCB 330.600.773	Banco do Brasil	116.7
Debentures 5th Issuing (Copel Holding)	Debenture holders	1,000.0

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Payments in the year totaled R$752.3 million, of which R$326.4 million of principal and R$425.9 million of charges.

The table below shows the breakdown of short term and long term loans, financing and debentures:

Balance (In R$ millions)	2014	2013
Short term	1,299.1	1,014.6
Long term	4,755.3	3,517.2
Total	5,345.7	4,531.8

4.6.      Net Income

In 2014, net income attributable to parent company's shareholders was R $ 1,206.0 million, 12.4% higher than that obtained in the previous year, of R $ 1.0726 billion.

Distribution of dividends and interest on equity

(in R$ thousands)	2014			2013			2012
	Total	2nd Installment	1st Installment	Total	2nd Installment	1st Installment
Approval at EGM	23/04/15	23/04/15		24/04/14	24/04/14		25/04/13
Approval at BDM	18/03/15	18/03/15	24/10/14	12/03/14	12/03/14	13/11/13	19/03/13
Payment Date	defining	defining	21/11/14	28/05/14	28/05/14	16/12/13	23/05/13
Adjusted Net Income	1,245,047	483,507	761,539	1,121,075	470,996	650,079	767,298
Value of ON shares	315,060	122,335	192,725	283,640	119,122	164,518	135,643
Value of PNA Shares	962	404	558	964	488	476	964
Value of PNB Shares	306,501	119,014	187,487	275,933	115,888	160,045	131,947
Total Distributed Value	622,523	241,753	380,770	560,537	235,498	325,039	268,554
Note: The information on the 1st installment refers to the first semester results of the respective fiscal years (art. 41 of the Bylaws).

As for Net income for the 2014 period, calculated in Accordance with GAAP, the Company Proposes for payment of Annual Dividends the amount of R$622,523,190.03, as follows:

•   Interest on equity, replacing dividends, in the gross amount of R$30,000,000.00, distributed in R$0.10469 per common share (ON), R$0.11519 per Class A preferred share (PNA) and R$0.11519 per class B preferred share (PNB ) were declared and paid;

•   Dividends in the amount of R$592,523,190.03, of which R$350,769,731.75, distributed in R$1,22416 per common share (ON); R$1,34678 per Class A preferred share (PNA), R$1,34678 per class B preferred share (PNB), were early declared and paid on November 21 2014.

The remaining portion of the Dividends in the amount of R$241,753,458.28 - whose payment will be made within 60 days of the Annual General Meeting – and will be distributed as follows: R$0.84351 per common share (ON), R$1.06310 per Class A preferred share (PNA) and R$0.92803 per class B preferred share (PNB)

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4.7.      Added Value

In 2014, Copel recorded a Total Value Added of R$7,835.5 million, 18.6 % higher than the previous year. The demonstration, in full, is in the Financial Statements.

Distribution of Added Value	2014	2013	Variation %
Shareholders	9.6%	5.4%	77.8
Retained	7.4%	11.3%	(34.5)
Third Parties	8.9%	6.5%	36.9
Labor	15.5%	18.4%	(15.8)
Government	58.6%	58.4%	0.3
State and Municipal	54.4%	56.4%	(3.5)
Federal	45.6%	43.6%	4.6
Total	100.0%	100.0%	-

4.8.      Customer Default

In December 2014, the default of Copel Distribuição customers was R$132.4 million, equivalent to 1.5% of its revenue.

The calculation considers delinquent consumers with overdue debt for more than 15 days up to 360 days in accordance with the overdue notice term (Aneel Resolution 414/2010) are considered, excluding the recognition of losses of the overdue debts.

Default (%) =	∑ Overdued debits > 15 days ≤ 360 days
∑ Revenue in the 12-month period

4.9.      Shares.......

Traded volume:

Traded Volume		ON (CPLE3)		PNB (CPLE6)
		Total	Daily Average	Total	Daily Average
Bovespa	Traded	54,011	218	833,972	3,363
	Quantity	20,569,200	82,940	151,651,000	611,496
	Volume (R$ thousand)	460,880	1,858	4,943,379	19,933
	Presence on exchanges	248	100%	248	100%
NYSE	Traded	610,694	4,393	148,930,401	590,994
	Volume (US$ thousand)	6,411	46	2,060,571	8,177
	Presence on exchanges	139	55%	252	100%
Latibex	Quantity	-	-	377,065	1,520
	Volume (€ thousand)	-	-	3,944	16
	Presence on exchanges	-	-	248	98%

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Share price performance:

Share		2014	2013	Variação %

BM&FBovespa	ON (CPLE3)	$ 24.90	$ 22.30	11.7
	ON Average	$ 22.83	$ 24.19	(5.6)
	PNA (CPLE5)	$ 30.00	$ 30.00	-
	PNA Average	$ 30.00	$ 33.47	(10.4)
	PNB (CPLE6)	$ 35.90	$ 30.53	17.6
	PNB Average	$ 32.77	$ 31.22	5.0
	Ibovespa	50,007	51,507	(2.9)
	Electric Energy Average	27,161	26,250	3.5
NYSE	ON (ELPVY)	US$ 9.22	US$ 9.31	(1.0)
	ON Average	US$ 9.67	US$ 11.11	(12.9)
	PNB (ELP)	US$ 13.17	US$ 13.14	0.2
	PNB Average	US$ 14.00	US$ 14.58	(4.0)
	Dow Jones	17,823.07	16,576.66	7.5
Latibex	PNB (XCOP)	€ 11.13	€ 9.50	17.2
	PNB Average	€ 10.59	€ 10.99	(3.7)
	Latibex	1,750.00	2,076.60	(15.7)

4.10.   Investment Program

The investment program for 2015 was approved on 11.12.2014 by the 147th Board Meeting. The table below shows the investments made and planned for 2015:

	Realized		Variation %	Forecast
Companies (in R$ millions)	2014	2013	2014-2013	2015
Generation and Transmission	758.4	478.9	58.4	1,042.2
Distribution	857.7	816.5	5.0	784.7
Telecommunications	107.5	74.1	45.1	107.7
Holding	5.9	-	-	5.5
Investments in new businesses	739.5	407.1	81.7	536.8
Total	2,469.0	1,776.6	39.0	2,476.9

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5.          SOCIOENVIRONMENTAL PERFORMANCE

5.1.      Workforce

Considering Copel Holding, Copel Distribuição, Copel Geração e Transmissão, Copel Telecomunicações, Copel Participações and Copel Renováveis, the 8,592 permanent employees are distributed into four careers: mid-level professionals (4,904 employees), mid-level technicians (2,060 employees), top-level professionals (1,488 employees) and operational (140 employees). The Company has been expanding its headcount with the hiring of 211 new employees in 2014 through a public contest. During the same period, 269 employees left the Company. The turnover rate was 2.8% in 2014 and 8.4 % in 2013.

•    Workforce Capacity Development and Training

Woprkforce Capacity Development and Training unfolds in mandatory corporate programs and training courses. In 2014, Copel invested R$6.4 million in training and development - T & D, in actions targeted at its employees and strategic public.  The Company’s T&D actions resulted in the registration of 22,170 attendances to 1,774 events. Considering the 8,592 employees, these investments amount to 2.6 attendances per Company employee.

With regard to leadership, in 2014 two classes of the Executive MBA in Business Management were held in the “in company” mode (started in the second half of 2013). This MBA was based on the values and organizational skills of Copel, with the participation of 87 employees.

The modules and subjects worked in the MBA were developed to enable the Copel manager to perform effective management, develop a strategic vision of the Company’s businesses and be a leader who values and promotes people development.

In 2014 the Copel University - UniCopel became a signatory to the Principles for Responsible Management Education - PRME. This initiative, developed by the United Nations, aimed to establish a process of continuous improvement of the world's business schools, so that they are able to form a new generation of leaders, prepared to face the complex challenges posed by the XXI century. In addition to developing policies and guidelines on T&D in Copel, UniCopel seeks new methodologies, technologies, partnerships and new training and development practices for implementation of the company's training programs based on its strategic guidelines.

Copel also has the Babel program, partially funded by the Company, which aims to enable acquisition of proficiency by employees who require the use of a foreign language to perform their activities in the Company. In 2014, 164 employees participated in the program.

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•    Benefits

Among the benefits provided directly by the Company to all employees, in addition to those provided by the legislation, the following should be highlighted: education allowance; vacation payment and anticipated additional 1/3 payment, besides the mandatory values foreseen by the law; anticipation of the first installment of the 13th salary in January; profit and results sharing; incentive to quality of life, with initiatives such as the Copel Choir and Internal Games; food assistance and meal; snack voucher; day-care assistance; aid to employees with disabilities and employees with disabled dependents; supplementary health aid; and other benefits provided under an agreement between Copel and the National Institute of Social Security - INSS. Additionally, through Copel's Social Security Foundation, sponsored by Copel, the the Company grants a private pension plan, additional to the official social security value, as well as a medical-hospital and dental care plan. The Copel Foundation also offers a portfolio of loans to participants, according to the legal provisions governing the investments in the funds of its social security fund.

•    Wages Policy

Remuneration, recognition and incentive practices are based on a model structured by the Company, which relies upon two pillars: fixed remuneration (market and the individual merit) and variable remuneration (Profit and/or Results Sharing - PLR). The PLR of Copel's employees is in accordance with Federal Law No. 10.101/2000, the State Decree No. 1,978/2007 and the State Law No. 16,560/2010, and profit is equally distributed to each employee. The ratio between the lowest salary paid by the Company in December 2014 (R$1,447.60) and the national minimum wage on that date (R$724.00) was twice, with no significant difference in the same period for the proportion of the base salary between men and women.

•    Labor Relations

In addition to complying fully with their labor obligations, guaranteeing employees their duties imposed by law, Copel performs a series of actions in order to improve labor relations, among which we highlight:

•   Moral Harassment Complaint Review Commission - CADAM , established with the aim of establishing rules for investigation and handling of complaints of bullying, ensuring impartiality in the analysis of processes;

•   Ombudsman : through this channel, any person can request information, make suggestions, file claims, complaints and inquiries regarding the Company;

•   Confidential Communication Channel: channel that can be used by employees, managers, directors, interns, contractors and other stakeholders. The purpose of this feature is reporting irregularities relating to accounting, auditing and internal controls and noncompliance with laws and regulations and internal rules of Copel

•   Ethical Guidance Council - Coe: this channel is formed by employees appointed by Copel and coordinated by one member of civil society with outstanding knowledge on the subject. The group evaluates complaints about violations of the Code of Conduct and has a  maximum term for the final answer to the relevant guidelines

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•   Copel relates to 19 unions representing the various classes of workers and, throughout the year, holds meetings to discuss matters of mutual interest. On the base date (October) this relationship intensifies when unions and Copel discuss the claims to finalize the Collective Labor Agreement - ACT. Compliance with the provisions of ACTs mitigate possible problems with unions and employees ; and

•   Dismissals for cause are preceded by summary administrative proceedings, regulated by an internal administrative rule, which guarantees to the employee the right to defense.

•    Dialog with the Internal Public

Copel annually performs the Employee Opinion Survey - POE, in order to listen to its professionals, as well as to identify expectations and needs for improvement in the workplace.

The survey is divided into three dimensions: Individual, Work Environment and Company. In each dimension different factors such as motivation towards work, satisfaction with pay and benefits, relationships with colleagues and managers, the Board performance, among others of this nature are investigated.

In 2014 the POE happened in July, with the participation of 56.6 % of the employees and a 67.1 satisfaction rate. The survey results were broken down and distributed to all employees. The points of attention are being addressed jointly by the Holding Company and the wholly owned subsidiaries.

•    Our Energy Program

Nossa Energia/Our Energy Program is Copel's performance management program, consisting of two axes: Organizational Skills related to behaviors expected of each employee, and results, which is linked to productivity and is made up of corporate goals.

According to Our Energy, the performance of each employee joins the performance of the three groups defined by the company. These groups serve as input for the application of different discussions regarding the Career and Compensation and professional development, such as functional promotions, merit, functional adequacy, conferences, training for postgraduate scholarships and foreign languages, among others.

The program was implemented in 2013 and in the 2014 cycle was punctual and assertive improvements provided by the deployment cycle experience and the performance management practices in Copel. In this sense, our energy, at each cycle, allow learning, and thus improvements aimed at achieving the objectives and and greater adherence to the culture and reality of the Company.

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5.2.      Suppliers

Since 2005, the Company has structured ways to streamline supplier relationships and improve the process of supply chain management, adopting in their notices some criteria related to environmental issues, such as child labor prohibition, respect for the environment, and establishment of minimum requirements for disposal of potentially polluting waste, among others.

Main actions in 2014

•   Identification and evaluation of critical suppliers considering legal, financial, environmental, health and safety at work, population safety, company image, customer perception and society, and the processes involved.

•   Checks the Blacklist of the Ministry of Labor for supplier hiring, preventing the risk of involvement of the company as co-responsible in cases against employers that used labor- slave labor.

•    Supplier Manual

The manual is intended to guide the suppliers and the Company's everyday issues, improve the relationship between the parties and seek to align the principles and guidelines related to the supply chain process. The document can be accessed on the website: www.copel.com

5.3.      Clients.......

Aligned to the values present in your strategic benchmark of Respect for people and Innovation, Copel invested in diversifying service channels to facilitate the relationship with the customer and hence their satisfaction with the services provided. Within this expansion policy of the means of contact with consumers we highlight the Virtual Agency and the availability of new features in Copel Mobile, whose main differential is to offer self-service in the palm of the hand, in an agile, safe and efficient way.

The popularization of mobile devices such as mobile phones, smartphones and tablets boosted the growing consumer acceptance of online services. Adapting to this new reality and anticipating the needs and expectations of its members, Copel offers seven virtual service channels among the nine forms of currently existing contact: Virtual Branch, Copel Mobile, website, email, SMS, chat and social networks - Twitter and Facebook. These virtual channels streamline customer service and are key tools to reach the reduction target of the call demand in the telephone service and personal assistance visits.

The following table illustrates the growth in the use of virtual channels compared to the hotline and attendance meetings.

	2012	2013	2014
Virtual service	41.0%	45.0%	52.0%
Personal service	59.0%	55.0%	48.0%
Total	100.0%	100.0%	100.0%

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Copel believes that the customer is its greatest asset and seeks constant improvement of the Company's relationships with its customers and the community in general. This is achieved through the Consumer Council, advisory body without legal personality established in November 1993, in compliance with Law No. 8,631/1993. Its tasks are governed by Resolution No. 451/2011 of Aneel, and consist of examining issues related to electricity supply, tariffs and adequacy of services to the final

The Council consists of users of residential customers, commercial, rural, public and industrial power, employees of the Company and a representative of the State Coordination of Consumer Protection and Defense - Procon.

All actions seeking to improve the relationship with the customer have achieved good results and are being recognized. Among all major energy distribution companies in Brazil, Copel had the lowest rate of complaints coming in Aneel ombudsman: 0.66, while the national average was 4.47. This was one of the factors that led to the achievement of a better Aneel Consumer Satisfaction Index - IASC among large companies. Copel was featured in The National Quality Award – PNQ for service provided to its customers. In addition, in 2014 the Company also obtained the best distribution company award in Latin America by the Comisión Regional Energy Integration - CIER, and was voted the best distribution company in Brazil in customer evaluation survey by the Brazilian Association of Power Distribution - Abradee.

5.4.      Community

In 2014, several municipalities that housed Copel's projects relied on the dedication of technicians sent for demonstrating the importance of the issues on the environment and sustainable development.

Museu Regional do Iguaçu – MRI

The MRI is situated in the Residential Village of Hydroelectric Power Plant Gov. Ney Braga - HPP GNB in the municipality of Mangueirinha, Paraná, and features in an integrated way, the social, cultural and environmental impacts of populations who occupied the banks of the Iguaçu River. It remains under guard a valuable collection coming from Archaeological, Cultural Memory and Scientific Use of Flora and Fauna rescue programs developed during the implementation of HPP GNB.

It is recognized as a pioneer initiative in the electricity sector and has served as a space for reflection, debate and environmental education. From the collections, the Museum educators develop actions that encourage appreciation of culture and the local and regional memory, promoting reflections on development, economic growth, and human well-being, the preservation of natural resources, safe use and energy use awareness.

In 2014, the Museum served more than 17,476 visitors/users distributed in scheduling arrangements with guided monitoring, spontaneous visitors and Traveling Museum. Since its inauguration in December 2000, the Museum was responsible for educational activities and for monitoring 278,605 people who learned about Copel’s environmental actions.

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Faxinal do Céu Visitor Center - CVFC

CVFC, established in 2007 , is situated in Faxinal do Céu Botanical Garden in the Residencial Village of Hydroelectric Power Plant Gov. Bento Munhoz da Rocha Netto - HPP GBM in Pinhao municipality, Paraná state, and is integrated into the Faxinal do Céu Botanical Garden, the first garden linked to a hydroelectric plant.

It is a complementary work to HPP GBM and highlights the action of Copel in preserving the natural heritage and botanical their hydroelectric projects. It is an enabling environment for scientific research both flora and fauna.

In CVFC, the Visitors Center educators develop educational activities on trails and indoor, because of their botanical collections and educational opportunities they provide, encouraging conservation of biodiversity, promoting reflections on local and regional culture, development, growth economic, human well -being, the preservation of natural resources and safe and responsible use of electricity

In 2014, the CVFC hosted 2,793 visitors/users distributed in scheduling arrangements with guided monitoring, spontaneous visitors at the Visitor Center and in partnership with MRI in the Traveling Museum activities.

Cultivar Energia Program (Sob-linhas)

It aims to implement community gardens in the state under power lines within the Company, in partnership with municipal governments and communities.

Through social occupation of idle spaces, it is intended to promote inclusion, food security and income generation. In addition, the program also aims to provide security to the community as it has the potential to inhibit irregular and hazardous occupations under the power lines.

In 2013 the first community garden under the Copel line in partnership with the Municipality was inaugurated as a pilot project in the city of Maringa. With the first positive results, other gardens were made possible and are currently benefiting around 140 families from three different communities that municipality.

Aiming at standardization and expansion of this initiative in the context of a corporate environmental program, Copel is preparing rules and procedures and its strategy to implement the program in other municipalities in the State.

Guardião das Águas Project

It is an agreement signed with the Good Student Institute, completed in the first half of 2014, aiming to promote citizenship, by supporting and mobilizing the scout group Guardian of the Waters - Guardião das Águas, aimed at sensitizing participants to environmental and social issues and the contribution to the preservation of watershed areas of the Upper Iguaçu basin.

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Community Accident (distribution)

Historically, due to its status, Copel has a strong involvement with society, with the purpose of promoting the socioeconomic development of the state. With its expansion into other states, this commitment is widening.

Accident prevention to the community is carried out training in schools, businesses, construction sites and meetings in the communities, using standardized courseware with trained instructors, interviews on radio stations throughout the State of Paraná in partnership with the Department of State Health, direct agreements with broadcasters for daily disclosure of information on the safe use of electricity and monthly messages on electricity bills sent to all customers. Every year the National Safety Week is promoted in partnership with Abradee and other distribution companies.

5.5.      Education for sustainability

Copel agents for Sustainability Network

Copel Network Agents for Sustainability are engaged in mobilization, sensitization and awareness of the workforce to questions related to sustainability.

Copel seminar of Socioenvironmental Good Practices

V Copel Seminar on Good Socioenvironmental Practices focused on the theme of sustainability as a generator of value and included a presentation of renowned professionals’ lectures contributing to the process of sharing and involvement of employees of Copel and external public to environmental issues and sustainability.

Copel Fair of Socioenvironmental Good Practices,

At the same time as the V Copel Workshop of Good Environmental Practices, Copel held the Copel Fair of Socioenvironmental Good Practices, with the participation of 26 exhibitors distributed as: 3 Companies, 5 Education and Research Institutions, 5 corporate institutes, 11 social institutions and three Strategic Partners The fair was visited by around 400 people.

Susie Pontarolli Trophy

The Susie Pontarolli Sustainability Trophy aims to recognize and support initiatives to contribute to the promotion of sustainable development and improved quality of life. The 2nd Edition of the Trophy provided an opportunity of participation of employees and suppliers and awarded the three best practices awards in the Employee Category - where the prize money should be earmarked exclusively for the maintenance or expansion of the winning projects.

Supplier Awareness Category - aims to highlight projects for the community or its employees as a way of valuing people, encouragement to equality and social justice.

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5.6.      Corporate Projects and Programs

•         Tax Incentives

Copel , through tax breaks , encourages various projects of cultural incentives ( Rouanet Law ) , sports ( Sports Incentive Law ) or social projects pertaining to the child's status and adolescents (FIA - Fund for Children and Adolescents ), the status of the elderly ( Aging Fund) or projects aimed at health development (Pronon and Pronas).

The highlight is the support of the TOP 2016 program to turn Paraná into a reference in Brazil in the Olympic and Paralympic sport, valuing the sporting talents of the state, as well as to contribute to social development, providing sports, health and education for youths.

•         Corporate Volunteers - EletriCidadania

The Program allows employees to use up to 4 hours per month of their working time to the execution , voluntarily and spontaneously, community action that beyond simple welfare , lead to sustainable development of society in all aspects , whether cultural, educational or professional . In 2014, 154 employees participated in the program, with 1,229 volunteers.

•         Corporate Accessibility Program

The Corporate Accessibility Program is designed to make the Company strictly adapted with regard to accessibility issues, through reforms, architectural and urban projects, implementation of technological resources, training and education campaigns so that their employees and stakeholders with a disability have full access to their premises, information and services. In 2014, Copel has 81.7 % of adapted agencies and service stations architecturally adapted to people with a disability.

•    Luz para Todos Program - LPT

In 2011, the Federal Government through Decree No. 7,520/2011 established a new LPT Program for 2011-2014, which aims to provide exclusively to priority households, i.e. residents of the Territories of Citizenship, rural settlements, indian communities, maroons, as well as schools, health clinics and community water wells. By December 2014, 4,092 consumer communities were linked.

•    Morar Bem Paraná Program

In 2011, through Decree No. 2845/2011, the Morar Bem Paraná Program was created. This agreement aims to encourage the production and the acquisition of new housing units, upgrading, expansion or renovation of urban and rural properties, land regularization and urbanization for families with incomes up to six minimum national wages and the development of the state social housing.

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Among the main duties of Copel in the agreement, the main one is the construction of electricity distribution networks and consumer units of housing complexes. The agreement is managed by the Paraná Housing Company – Cohapar.

•    Soil and Water Management in Microbasins Program

In June 2012 we created the Soil and Water Management in Microbasins Program and, as participants , the Paraná Water Institute, the Ministry of Agriculture and Supply, 99 municipalities in the State of Paraná and Copel. The purpose of this agreement is the implementation of a public supply system in rural areas under the Soil and Water Management in Microbasins Program. Subsequently, the program was extended to meet the other 86 municipalities in the state.

The obligation set for Copel is to meet the request of the consumer municipality for connection, free of charge, according to the universal service criteria set out in Aneel Resolution 414/2010, or where appropriate, participate financially through charge the distributor's responsibility. The Paraná Water Institute manages the agreement.

•    Luz Fraterna Program

Program in partnership with the Government of Paraná, for which the consumer units classified as residential and with low income and consumption up to 120 kWh have full payment exemption, and whose bills are paid by the State Government. In 2014 it benefited about 182,000 families.

•    Irrigação Noturna Program

Held in conjunction with the Ministry of Agriculture and Supply, the Paraná Institute of Technical Assistance and Rural Extension - Emater, the Secretary of State for the Environment - Sema, among other organs , the program aims to encourage increased agricultural productivity through advantages in building the network and energy discounts in evening hours to drive irrigation systems, which results in increased income and improved quality of farmers’ life. In 2014, it benefited about 4,000 farmers with a special irrigation tariff.

•    Tarifa Rural Noturna Program

The program aims to encourage Paraná farmers, as rural consumers served in the low voltage network to use electricity in the period between 09:30 pm and 06:00 am through a 60% discount rate, providing cost minimization and increased rural production in the state of Paraná. In 2014, about 8,600 properties benefited from the special night rate.

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•    Eficiência Energética Program - PEE

The PEE is intended to promote efficiency in the end use of electricity through the use of financial resources determined by Law No. 9,991/2000 in order to contribute to the optimization of the electrical system and postponement of investments in transmission and distribution of electric energy.

In 2014 approximately R$15.9 million were invested in 18 projects, which contributed to improved energy efficiency in the residential consumers of low-income facilities, public buildings, public schools, shops and service and educational projects.

In 2014, Public Call No. 001/2014 was open to profit or non-profit consumers, with investment of R$11.0 million, R$7.0 million for the industrial and residential segments and R$4.0 million for other segment types. Simultaneously with the launch of the Public Call, the "I Workshop - Energy Efficiency Project – Copel Public Call" was held, aimed at disseminating best practices in drafting and proposing energy efficiency projects developed under the Energy Efficiency Program regulated by Aneel.  One of the goals was divulging the main guidelines governing the program aiming to better orient the interested parties, in order to improve the quantity and quality of the projects presented in the public call. Copel was the first company to carry out the public call according to the new Aneel regulation.

5.7.      Environment

•         Socioenvironmental management of new projects

In 2014 the socioenvironmental management of the new projects under implementation by the Company: HPP Colíder, SE Cerquilho II, SE Taubaté, LT Araraquara II — Taubaté, LT Colíder — Cláudia, LT Foz do Chopim — Salto Osório C2, LT Londrina — Figueira C2, LT Assis — Paraguaçu Paulista II, SE Paraguaçu Paulista II, LT Bateias — Curitiba Norte, SE Curitiba Norte, LT Assis — Londrina C2, LT Foz do Chopim — Realeza Sul and SE Realeza Sul (expansion).

The socioenvironmental engineering management of the Owner of LT Cascavel Oeste — Umuarama Sul,  SE Umuarama Sul,   LT Curitiba — Curitiba Leste and Seccionamentos, SE Curitiba Leste and SE Curitiba,  LT Umuarama Sul — Guaíra, Sistema Transmissor 230 kV Cascavel (LT Cascavel Oeste — Cascavel Norte, LT Cascavel Norte Seccionamento Cascavel Oeste - Umuarama Sul e  SE Cascavel Norte)  and SE Santa Quitéria. The monitoring of the environmental licensing of SPE Mata de Santa Genebra was also conducted, comprising LT Itatiba — Bateias, LT Araraquara II — Itatiba, LT Araraquara II — Fernão Dias, SE Fernão Dias, SE Itatiba, and SE Santa Barbara D'Oeste projects.

In addition, 29 licenses and environmental permits were obtained from the licensing agencies.

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•         Reservoir Socioenvironmental Management

Development of actions through environmental management for hydrographic microbasins, with the purposes of:

•   identify the sources of pollution in the reservoirs’ contribution basins;

•   in partnership with other state institutions, plan for the use and occupation of land;

•   participate in state programs related to environmental preservation actions in reservoir microbasins;

•   implement preventive and corrective measures; and

•   control the incidence of algae and weeds to improve the quality and availability of water in the reservoirs of Copel’s hydroelectric power plants and promote their multiple use

In 2014, the Company implemented a phosphorus supply management program in the HPP Mauá reservoir, in order to avoid problems with algal blooms, in partnership with other state institutions and companies. This program consists of diagnostic, supervision, education and corrective actions in rural areas. From 2015 on, it will be conducted in partnership with Emater, which conducts the Soil and Water Management Program in Paraná State.

•         Riparian Forest Program

The main objective of this program is the recovery of natural environments surrounding the reservoirs of the power plants, mainly through forest planting using different techniques of forest recovery for better performance of the activity. The work is performed in Copel’s properties, as well as in third-party properties whose owners are interested in joining the program. In 2014, 185,796 seedlings were planted, which corresponds to a recovered area of approximately 155 acres.  A total area of 13.3 km was fenced to protect the reforested areas.

•         Forest Parks

In the forest parks the seedlings required to meet the environmental compensation programs that need reforestation are produced. Besides the Riparian Forest Program, seedlings for vegetation removal environmental compensation resulting from the opening of transmission and distribution lines are produced, with transfer of urban forestry seedlings to municipal governments and to make up the landscaping of the Company's administrative areas. The seedling production includes about 150 native tree species, covering the different types of vegetation, including several rare and endangered species. In 2014, the Company's forest farms produced 409,823,000 seedlings. In addition to the seedlings grown in nurseries, plants rescued during vegetation removal in areas of new ventures are transplanted and rehabilitated.

44

•         Ichthyofauna Monitoring and Repopulation Program

The Program allows to monitor changes in fish communities affected by Copel dams, and conducts handling in these communities, mitigating impacts and meeting legal and social needs. In 2014, a total of 127,728 fishes were released, of which 10,000 in actions with universities, 85,378 in the reservoirs of Copel and 32,350 in environmental events at the city halls. There were also rescue actions of fishes in risk situations related to the operation of hydroelectric plants, totaling 3,216 fishes rescued in 2014.

•         Urban Tree Planting Program

Encourages the improvement of urban forestry municipalities in the concession area of Copel, through actions with the Municipalities, aiming at the coexistence of power distribution networks with urban trees. The planting of suitable trees in the right places results in a reduced need for interventions with drastic pruning and reducing interruptions in power supply.

In 2014, through five agreements signed, 422 trees that offered risks to energy networks were removed, and 3,350 seedlings suitable for afforestation of public roads were provided. Also, six technical courses in urban forestry were conducted in partnership with the Department of Urban Development and the Environmental Institute of Paraná, which trained 236 managers and workers of 141 state municipalities.

•         Natural Disaster Risk Management Program

In February 2014, the Technical Cooperation Agreement between Copel and Mineropar was signed, whose goal is to generate map data for managing natural hazards, aiming at the prevention of disasters in the State of Paraná. The obligation of Copel is to supply cartographic databases so that Mineropar can conduct geological studies and generate risk maps. The work began contemplating the municipalities of Paraná Coast.

•         Economic Ecological Zoning of Paraná State

In July 2012, the coordination and execution committees of the Ecological Economic Zoning - EEZ of Paraná were created. Copel participates in the execution committee, whose aim is to assign and define methodological procedures to be adopted and implement the technical activities necessary to prepare the EEZ. The EEZ of Paraná Coastal area was completed, and the EEZ of Paraná State is in the final stages of preparation.

45

•         Power distribution networks technologies

The most significant environmental impacts of distribution networks are risks of accidents involving third parties, conflicts with trees and wild animals and visual pollution. To mitigate these impacts, whenever there is technical and economic feasibility, Copel adopts alternative technologies to bare networks, such as:

Protected Compact Distribution Network - RDC and Secondary Isolated Distribution Network - RSI: The RDCs minimize the interference area with vegetation, the need for tree pruning. The RSIs allow greater proximity of tree branches, without risk of causing interruptions in the event of contact and non-permanent in conductors. Together, the RDCs and RSIs represent in urban and rural areas 26.0% and 2.1% of the networks built by 2014, respectively. It is important to highlight that since 2010 the DRC is Copel’s preferred air networks construction standard.

 Isolated network: Another network technology that studied and applied by Copel is the medium voltage isolated air network (13,800 volts and 34,500 volts). It is an insulated cable technology allowing permanent contact with trees. This type of network nearly eliminates tree-pruning needs.

Underground Network: In certain situations of high energy and reliability demand, Copel can design and build underground networks, which eliminate the need for pruning trees and reduce the possibility of third party damage, as well as improve the visual impact caused in relation to networks.

•         Emissions

Greenhouse Gas Emissions - GEE

On an annual basis, Copel prepares the Company’s inventory of greenhouse gases - GHG, based on the Brazilian GHG Protocol program. The result of inventories of Copel’s GHG emissions are available on the GHG Protocol website: www.registropublicodeemissoes.com.br. Since 2012, the inventories undergo third party verification for validation and certification, enabling greater transparency to information.

In 2014, through the Steering Committee on Climate Change, actions were developed to standardize the information to make up the inventory, with a view to its improvement. In addition, internal training was conducted to disseminate knowledge of risk management and opportunities in climate change.

The update of Copel Climate Change Agenda is underway; this document gathers the commitments, management and guidelines on the issue of climate change within the Company, available on Copel website.

Waste

During 2014 the following actions were taken:

•   Evaluation for integration between the Corporate Waste Registration - RCR and SAP/ERP ( Resource Module ), to record the optimization of waste generated within the Company

46

•   Review of current waste nomenclature, according to the new Brazilian List of Solid Waste, as per Instruction No. 13/2012 of the Brazilian Environment and Renewable Natural Resources Institute – IBAMA.

•   Elaboration of the Waste Management Manual aimed at aligning waste management concepts and procedures with employees who handle solid waste.

•   Participation in the preparation of the Sector Reverse Logistics Plan, coordinated by the Union of Electricity Gas , Water, Works and Services Companies of Paraná State - Sineltepar and developed by Senai, filed in January 2014 with the Secretary of State for the Environment and Water Resources, whose commitment agreement was signed in December 2014

•   Six terms of commitments signed with scavengers associations or cooperatives for recyclable solid waste collection coming from administrative activities, in compliance with State Decree n° 4.167/2009.

•   Monthly Participation in the Waste and Citizenship Forum, sponsored by the Ministry of Labor.

•   Training conducted on Waste Management for Internal Socioenvironmental Commissions - CISAS, with the participation of 95 employees from all over Paraná.

•    Microalgae Project

The agreement signed in 2009 through the technical-scientific cooperation term with Copel, the Agronomic Institute of Paraná - Iapar and the Foundation for Research and the Agribusiness Development - FAPEAGRO was signed in July 2014. The project achieved the proposed goals, formed a collection of 150 strains of microalgae and developed a microalgae production platform in a pilot scale, which is installed in Iapar.

•    Carbon Credit Project

Integrated with Copel Environmental Committee, Elejor started the project of forming its Carbon Credits in October 2000. Under the name of Fundação Santa Clara Energetic Complex Project - FSCECP, the Project Design Document Form - PDD was approved by the United Nations Framework Convention on Climate Change - UNFCCC/UN in 2008. The Certified Emission Reductions - CER is a commodity and the price, in most cases, follows the registration of BlueNext ( www.bluenext.eu ), which records all purchase and sale transactions occurred in the world. The values oscillate as they do at conventional exchanges. The project is valid for 21 years and is reviewed every seven years, according to the current rules of the Kyoto Protocol.

47

6.          Annual Social Balance

	ANNUAL SOCIAL BALANCE
	As of December 31 2014 and 2013
	(Values denominated in thousands of reais, except as indicated otherwise)

			2014			2013
	1 - CALCULATION BASIS
Note 31	Net Revenue - RL	13.918.517		9.180.214
	2 - INTERNAL SOCIAL INDICATORS		% Of Net Revenue		% Of Net Revenue
Note 32.	Officers' Compensation	16.066	0,1	13.187		0,1
	Employees' Compensation	754.218	5,4	789.784		8,6
	Meals (Meal Vouchers and others)	105.425	0,8	105.972		1,2
	Compulsory Social Charges	247.826	1,8	255.952		2,8
	Social Security Plan	66.972	0,5	66.069		0,7
	Health (Health Plan)	153.539	1,1	129.605		1,4
	Professional training and development	6.829	-	10.928		0,1
Note 32.	Profit / results sharing	92.657	0,7	80.048		0,9
Note 32.	Severance payments	6.588	-	37.925		0,4
(1)	Other benefits	10.513	0,1	11.705		0,1
	Total	1.460.633	10,5	1.501.175		16,4

	3 - EXTERNAL SOCIAL INDICATORS		% Of Net Revenue		% Of Net Revenue
	Culture	13.016	0,1	5.910		0,1
	Health and sanitation	4.421	-	1.200		-
	Sport	3.130	-	1.246		-
	Others	40.596	0,3	35.483		0,4
	Luz para Todos Program	8.181	0,1	20.200		0,2
	Morar Bem Program	19.692	0,1	5.697		0,1
	Tarifa Noturna Program	4.665	-	6.362		0,1
	Other	8.058	0,1	3.224		-
	Total social contributions	61.163	0,4	43.839		0,5
	Taxes (excluding social charges)	4.394.165	31,6	3.663.635		39,9
	Total	4.455.328	32,0	3.707.474		40,4

	4 - ENVIRONMENTAL INDICATORS		% Of Net Revenue		% Of Net Revenue
	Investments related to the company's operations	329.240	2,4	209.057		2,3
	Investments in external programs and / or projects	624	-	315		-
	Total	329.864	2,4	209.372		2,3
(2)	Quantity of environmental sanctions	2		5
	Amount of environmental sanctions (R$ Thousa	1.600		31.583
	Note - Explanatory Note

48

					2014				2013
	5 - WORKFORCE INDICATORS (includes subsidiaries)

	Number of employees at the end of the period	8,777				8,815
	Number of employees hired during the period	235				391
	Employees Educational Level:	Total	Men	Women		Total	Men	Women
	Undergraduate and continuing education	3,849	2,684		1,165	3,837	2,709		1,128
	Total High School	4,802	4,044		758	4,835	4,070		765
	Total Middle School	126	124		2	143	137		6
	Employee Age Group:
(3)	Under 18	-				11
	From 18 to 30 years old (exclusive)	1,331				1,612
	From 30 to 45 years old (exclusive)	4,159				4,067
	From 45 to 60 years old (exclusive)	3,232				3,083
	Above 60 years old	55				42
	Number of women working in the company	1,927				1,906
	% Women in management positions:
	in relation to the total number of women	5.3				4.6
	in relation to the total number of officers	20.6				18.6
	Number of black people working in the	1,002				981
	% Black people in management positions:
	in relation to the total number of black people	2.7				3.0
	in relation to the total number of officers	5.4				6.1
	Number of people with disabilities	195				178
	Dependents	16,256				15,998
(4)	Outsourced	5,895				5,626
(5)	Apprentice (s)	177				235
(5)	Interns	313				285

(6)	Number of labor suits in progress at the end of
	the fiscal year	4,836				3,432

	Number of labor suits closed in the fiscal year	540				1,070

	6 - RELEVANT INFORMATION IN RELATION TO THE CORPORATE CITIZENSHIP

(6)	Ratio between the greater and the smaller
	compensation in the company				19				21
	Total number of Labor Accidents
	(includes accidents with contractors)				266				273
	Total number of consumer complaints and critics:
	at the company				34,106				46,958
	at Procon				515				507
	in Court				2,680				1,703
	% of complaints and critics received or solved:
	at the company				100.0%				100.0%
	at Procon				95.0%				94.9%
	in Court				17.2%				24.0%
49

	2014	2015 Goals
The social and environmental projects developed by the company were defined by	Management	Management
The security and insalubrity in the work environment were defined by:	all + Cipa (Internal Accident Prevention Committee)	all + Cipa (Internal Accident Prevention Committee)
Trade Union's freedom, right to collective bargaining and internal representation of the employees, company:	encourages and complies with the OIT	encourages and complies with the OIT
Private pension contemplates:	all	all
Profit / results sharing contemplates:	all	all
In the selection of suppliers, the same ethical, social and environmental standards adopted by the company:	are required	will be required
As for the employees' participation in voluntary work programs, the company:	organizes and encourages	will organize and encourage

7-WEALTH GENERATION AND DISTRIBUTION	2014	2013
Total Value Added to distribute	7,835,476	6,608,123
Distribution of Value Added (DVA):
Third Parties	8.9%	6.5%
Personnel	15.5%	18.4%
Government	58.6%	58.4%
Shareholders	9.6%	4.9%
Withheld	7.4%	11.8%

8 - OTHER INFORMATION

• As from 2010, the he Brazilian Institute of Social and Economic Analysis - Ibase - no longer prescribes its standard Balance Sheet model, as it understands that this tool and methodology are broadly divulged among the companies, consultancies and institutes that promote corporate social responsibility in Brazil. Accordingly, Copel, which already used this model since 1999, resolved, based on Ibase's guidelines, to improve its Balance Sheet, also approaching information requested in NBCT 15, aiming at the transparency of its information.

• The explanatory notes - ENs are an integral part of the Financial Statements, and also contain other socioenvironmental information that is not contemplated in this Balance Sheet.

• This Balance Sheet contemplates data related to the parent company, wholly-owned subsidiaries, subsidiaries and consortia of Copel, due to the consolidation of its results, except as otherwise indicated.

(1) The Other Benefits item is composed of: Complementary illness aid, Extended Maternity Leave, Insurance, Transportation vouchers, Additional Transportation Vouchers and Disability Aid, Accidental Death, Day Care Center Aid, Education Aid, Culture and Safety and Labor Medicine.

(2) This information refers to socioenvironmental fines and notifications of the parent company and Copel Distribuição S.A., Copel Geração e Transmissão S.A, Copel Telecomunicações S.A., Copel Participações S.A. and Copel Renováveis S.A. The original values are divulged, and may be altered pursuant to the response of the administrative defense presented to the environmental body. The values of the sanctions are proportional to the participation of Copel in the projects. The values referring to the Terms of Commitment - TCs and Conduct Adjustment Terms - TACs are considered in external or environmental terms, depending on their nature.

(3) They refer to the apprentice program in conflict with the law, which ended in 2014.

(4) This number corresponds to the total number of outsourced workers hired in the period, regardless of the number of hours worked. It does not represent the number of outsourced jobs. It also does not contemplates third parties operating in the implementation of works of Copel Geração e Transmissão and the subsidiaries (Hydroelectric Plants, Transmission Lines and Substations), as well as those acting in the expansion of Copel Telecom's system.

(5) They are not part of the headcount.

(6) This information refers to the parent company and to Copel Distribuição S.A., Copel Geração e Transmissão S.A., Copel Telecomunicações S.A., Copel Participações S.A. and Copel Renováveis S.A.

50

7.          COMPOSITION OF THE GROUPS IN CHARGE OF CORPORATE  GOVERNANCE

BOARD OF DIRECTORS
Chairman	Fernando Xavier Ferreira
Executive Secretary	Luiz Fernando Leone Vianna
Members	CARLOS HOMERO GIACOMINI MAURICIO BORGES LEMOS José Richa Filho Mauro Ricardo Machado Costa MARCO AURÉLIO ROGERI ARMELIN NATALINO DAS NEVES NEY AMILTON CALDAS FERREIRA
AUDIT COMMITTEE
Chairman	CARLOS HOMERO GIACOMINI
Members	JOSÉ RICHA FILHO VACANT
FISCAL COUNCIL
Chairman	Joaquim Antonio Guimarães de Oliveira Portes
Sitting Members	George Hermann Rodolfo Tormin JOSÉ TAVARES DA SILVA NETO VACANT CARLOS EDUARDO PARENTE DE OLIVEIRA ALVES
Alternate Members	OSNI RISTOW ROBERTO BRUNNER GILMAR MENDES LOURENÇO VACANT FLAVIO JARCZUN KAC
MANAGEMENT
CEO	Luiz Fernando Leone Vianna
Corporate Management Officer	MARCOS DOMAKOSKI
CFO and IRO	Luiz Eduardo da Veiga Sebastiani
Business Development Officer	jonel nazareno iurk
Institutional Relations Officer	Cristiano Hotz
Deputy Officer	PAULO CESAR KRAUSS
ACCOUNTANT
CRC-PR-041655/O-6	NANCY ATENALIA ALVES

Information on this report:
Investor Relations:	Phone: +55 (41) 3222-2027 ri@copel.com

51

Companhia Paranaense de Energia

Corporate Taxpayer's ID (CNPJ/MF) 76.483.817/0001-20

State registration 10146326-50

Publicly-Held Company- CVM 1431-1

www.copel.com copel@copel.com

Rua Coronel Dulcídio, 800, Batel - Curitiba - PR

CEP 80420-170

FINANCIAL STATEMENTS

2014

	SUMMARY
FINANCIAL STATEMENTS		3
Balance sheets		3
Statements of income		5
Statements of comprehensive income		6
Statements of changes in shareholders' equity		7
Statements of cash flows		8
Statements of added value		10
NOTES TO THE FINANCIAL STATEMENTS		12
1	Operations	12
2	Preparation basis	12
3	Significant accounting policies	14
4	Cash and cash equivalents	29
5	Bonds and Securities	30
6	Collaterals and Escrow Accounts	31
7	Trade accounts receivable	32
8	CRC Transferred to the State Government of Paraná	33
9	Net Sectoral financial assets	34
10	Accounts receivable related to the concession	36
11	Accounts receivable related to the concession extension	37
12	Other receivables	37
13	Inventories	38
14	Taxes	38
15	Judicial deposits	41
16	Related parties	42
17	Investments	44
18	Property, plant and equipment	52
19	Intangible assets	59
20	Payroll, Social charges and accruals	62
21	Suppliers	62
22	Loans and financing	64
23	Debentures	70
24	Post-employment benefits	71
25	Consumer charges payable	77
26	Research and Development and Energy Efficiency	78
27	Accounts Payable related to concession - Use of Public Property	79
28	Other accounts payable	80
29	Provision for litigation and contingent liabilities	80
30	Shareholders' equity	86
31	Net operating revenue	89
32	Operating costs and expenses	91
33	Financial Results	96
34	Operating segments	96
35	Financial instruments	104
36	Related party transactions	117
37	Insurance	122
38	Subsequent Event	123
INDEPENDENT AUDITORS' REPORT ON THE FINANCIAL STATEMENTS		124
SUMMARY OF THE 2014 AUDIT COMMITTEE ANNUAL REPORT		127
OPINION OF THE TAX COUNCIL ON FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014 . 130
CAPITAL BUDGET PROPOSAL		131
STATEMENT		132

FINANCIAL STATEMENTS

Balance sheets

as of December 31, 2014 and 2013

in thousands of reais, unless otherwise stated

ASSETS	Note		Parent company		Consolidated
		12.31.2014	12.31.2013	12.31.2014	12.31.2013
CURRENT ASSETS
Cash and cash equivalents	4	34,862	10,410	740,131	1,741,632
Bonds and securities	5	152	186	459,115	389,222
Collaterals and escrow accounts	6	-	-	13,497	1,976
Trade accounts receivable	7	-	-	2,178,816	1,337,628
Dividends receivable	16.1	383,866	381,371	26,332	9,500
CRC transferred to the State Government of Paraná	8	94,579	85,448	94,579	85,448
Net sectorial financial assets	9	-	-	609,298	-
Accounts receivable related to the concession	10	-	-	7,430	4,396
Accounts receivable related to the concession extension	11	-	-	301,046	352,161
Other current receivables	12	12,695	3,869	415,818	395,890
Inventories	13	-	-	150,622	139,278
Income tax and social contribution	14.1	78,912	42,494	105,074	133,158
Other current recoverable taxes	14.3	-	-	96,285	70,013
Prepaid expenses	-	34	-	20,133	19,982
Related parties	16.1	1,925	-	-	-
		607,025	523,778	5,218,176	4,680,284
NONCURRENT ASSETS
Long Term Assets
Bonds and securities	5	-	-	132,210	120,536
Collaterals and escrow accounts	6	-	-	56,956	45,371
Trade accounts receivable	7	-	-	75,696	132,686
CRC transferred to the State Government of Paraná	8	1,249,529	1,295,106	1,249,529	1,295,106
Judicial deposits	15	273,936	272,115	736,253	675,225
Net sectorial financial assets	9	-	-	431,846	-
Accounts receivable related to the concession	10	-	-	4,417,987	3,484,268
Accounts receivable related to the concession extension	11	-	-	160,217	365,645
Other noncurrent receivables	12	303	-	85,324	29,435
Income tax and social contribution	14.1	114,195	169,717	128,615	197,659
Deferred income tax and social contribution	14.2	98,226	91,205	526,046	753,413
Other noncurrent recoverable taxes	14.3	-	-	123,481	124,498
Prepaid expenses	-	-	-	175	399
Related parties	16.1	208,334	64,815	137,137	-
		1,944,523	1,892,958	8,261,472	7,224,241
Investments	17	13,079,795	12,055,619	1,660,150	1,187,927
Property, plant and equipment, net	18	323	29	8,304,188	7,983,632
Intangible assets	19	3,062	-	2,174,156	2,035,361
		15,027,703	13,948,606	20,399,966	18,431,161
TOTAL ASSETS		15,634,728	14,472,384	25,618,142	23,111,445

Notes are an integral part of these financial statements.

3

Balance sheets

as of December 31, 2014 and 2013 (continued)

in thousands of reais, unless otherwise stated

LIABILITIES	Note		Parent company		Consolidated
		12.31.2014	12.31.2013	12.31.2014	12.31.2013
CURRENT LIABILITIES
Payroll, social charges and accruals	20	12.793	4.946	252.618	239.685
Related parties	16.2	-	468.317	-	-
Suppliers	21	2.087	3.211	1.587.205	1.092.239
Income Tax and Social Contribution	14.1	2.442	-	309.881	297.620
Other taxes due	14.3	5.597	25.481	137.329	300.731
Loans and financing	22	349.753	562.801	867.626	957.106
Debentures	23	15.447	-	431.491	57.462
Dividends payable	-	3.824	3.047	19.691	18.713
Post employment benefits	24	-	2	37.404	29.983
Customer charges due	25	-	-	23.233	37.994
Research and Development and Energy Efficiency	26	-	-	175.972	127.860
Accounts payable related to concession - Use of Public Property	27	-	-	54.955	51.481
Other accounts payable	28	2.060	16.432	157.988	137.011
		394.003	1.084.237	4.055.393	3.347.885
NONCURRENT LIABILITIES
Suppliers	21	-	-	17.625	50.121
Deferred income tax and social contribution	14.2	-	-	15.218	420.501
Other taxes due	14.3	820	40	87.129	68.402
Loans and financing	22	608.663	456.752	2.601.324	2.366.678
Debentures	23	995.038	-	2.153.957	1.150.483
Post employment benefits	24	8.196	2.169	861.214	937.249
Research and Development and Energy Efficiency	26	-	-	159.792	154.721
Accounts payable related to concession - Use of Public Property	27	-	-	436.772	420.293
Other accounts payable	28	-	-	306	233
Provisions for legal claims	29	297.319	277.847	1.546.632	1.266.127
		1.910.036	736.808	7.879.969	6.834.808
EQUITY
Attributed to controlling shareholders	30.1
Capital		6.910.000	6.910.000	6.910.000	6.910.000
Equity valuation adjustments		976.964	983.159	976.964	983.159
Legal reserve		685.147	624.849	685.147	624.849
Profit retention reserve		4.516.825	3.897.833	4.516.825	3.897.833
Additional proposed dividends		241.753	235.498	241.753	235.498
		13.330.689	12.651.339	13.330.689	12.651.339

Attributed to non-controlling interest	30.2	-	-	352.091	277.413

		13.330.689	12.651.339	13.682.780	12.928.752

TOTAL LIABILITIES & EQUITY		15.634.728	14.472.384	25.618.142	23.111.445

Notes are an integral part of these financial statements.

4

Statements of income

for the years ended December 31, 2014 and 2013

in thousands of reais, unless otherwise stated

CONTINUING OPERATIONS	Note	Parent company			Consolidated
		12.31.2014	12.31.2013	12.31.2014	12.31.2013

NET OPERATING REVENUES	31	-	-	13,918,517	9,180,214

Cost of sales and services provided	32	-	-	(11,165,077)	(7,037,998)

GROSS PROFIT		-	-	2,753,440	2,142,216

Operational expenses / income
Selling expenses	32	-	-	(120,987)	(95,615)
General and administrative expenses	32	(119,639)	(47,772)	(552,116)	(530,104)
Other operational income (expenses)	32	(20,569)	28,333	(530,378)	(403,910)
Equity in earnings of investees	17.2	1,410,276	1,116,830	159,955	113,606
		1,270,068	1,097,391	(1,043,526)	(916,023)

PROFIT BEFORE FINANCIAL RESULTS AND TAXES		1,270,068	1,097,391	1,709,914	1,226,193

Financial results
Financial income	33	202,208	114,524	694,523	652,363
Financial expenses	33	(233,762)	(112,524)	(546,806)	(372,052)
		(31,554)	2,000	147,717	280,311

PROFIT BEFORE INCOME TAX AND SOCIAL CONTRIBUTION		1,238,514	1,099,391	1,857,631	1,506,504

INCOME TAX AND SOCIAL CONTRIBUTION
Current	14.4	(38,258)	-	(747,869)	(554,520)
Deferred	14.4	5,694	(26,831)	225,853	149,451
		(32,564)	(26,831)	(522,016)	(405,069)

NET INCOME FOR THE YEAR		1,205,950	1,072,560	1,335,615	1,101,435
Attributed to controlling shareholders		-	-	1,205,950	1,072,560
Attributed to non-controlling interest	30.2	-	-	129,665	28,875

BASIC AND DILUTED NET EARNING PER SHARE ATTRIBUTED TO
PARENT COMPANY SHAREHOLDERS - IN REAIS
Ordinary shares	30.1	4.20899	3.74278	4.20899	3.74278
Class “A” preferred shares	30.1	4.62953	4.49001	4.62953	4.49001
Class “B” preferred shares	30.1	4.62989	4.11741	4.62989	4.11741
Notes are an integral part of these financial statements.

5

Statements of comprehensive income

for the years ended December 31, 2014 and 2013

in thousands of reais, unless otherwise stated

	Note	Parent company		Consolidated
		12.31.2014	12.31.2013	12.31.2014	12.31.2013

NET INCOME FOR THE YEAR		1,205,950	1,072,560	1,335,615	1,101,435
Other comprehensive income
Items that will never be reclassified to profit or loss
Gain (losses) on actuarial liabilities	30.1.2
Post-employment benefits		(3,712)	(2,169)	140,383	(216,967)
Post-employment benefits - equity		94,425	(122,886)	(582)	18,881
Taxes on other comprehensive income	30.1.2	1,262	738	(48,584)	73,769
Items that are or may be reclassified to profit or loss
Adjustments related to financial assets classified as available for sale	30.1.2
Financial investments		707	(4,573)	1,070	(6,929)
Accounts receivable related to the concession		-	-	-	-
Investments		(190)	(306)	(190)	(306)
Other adjustments - subsidiary		(1,282)	-	(2,777)	-
Taxes on other comprehensive income	30.1.2	65	104	647	2,460
Total other comprehensive income for the year, net of taxes		91,275	(129,092)	89,967	(129,092)
COMPREHENSIVE INCOME FOR THE YEAR		1,297,225	943,468	1,425,582	972,343
Attributable to controlling shareholders				1,297,225	943,468
Attributable to non-controlling interest				128,357	28,875

Notes are an integral part of these financial statements.

6

Statements of changes in shareholders' equity

for the years ended December 31, 2014 and 2013

in thousands of reais, unless otherwise stated

		Attributable to controlling shareholders
			Equity valuation		Profit reserves
			adjusment
	Note	Capital	Deemed cost	Other comprehensive income	Legal reserve	Profit retention reserve	Additional proposed dividends	Accumualted profit	Shareholders equity	Attributable to non-controlling interest	Equity consolidated
Balances as of January 1, 2013		6,910,000	1,341,098	(126,704)	571,221	3,337,295	64,474	-	12,097,384	264,506	12,361,890
Net income for the year		-	-	-	-	-	-	1,072,560	1,072,560	28,875	1,101,435
Other comprehensive income
Losses on financial assets, net of taxes	30.1.2	-	-	(4,775)	-	-	-	-	(4,775)	-	(4,775)
Actuarial losses, net of taxes	30.1.2	-	-	(124,317)	-	-	-	-	(124,317)	-	(124,317)
Total comprehensive income for the year		-	-	(129,092)	-	-	-	1,072,560	943,468	28,875	972,343
Realization - deemed cost	30.1.2	-	(102,143)	-	-	-	-	102,143	-	-	-
Deliberation of additional dividends proposed		-	-	-	-	-	(64,474)	-	(64,474)	-	(64,474)
Allocation proposed to GSM:
Legal reserve		-	-		53,628	-	-	(53,628)	-	-	-
Interest on own capital	30.1.3	-	-		-	-	-	(180,000)	(180,000)	-	(180,000)
Dividends	30.1.3	-	-		-	-	235,498	(380,537)	(145,039)	(15,968)	(161,007)
Profit retention reserve		-	-		-	560,538	-	(560,538)	-	-	-
Balance as of December 31, 2013		6,910,000	1,238,955	(255,796)	624,849	3,897,833	235,498	-	12,651,339	277,413	12,928,752
Net income for the year		-	-	-	-	-	-	1,205,950	1,205,950	129,665	1,335,615
Other comprehensive income
Losses on financial assets, net of taxes	30.1.2	-	-	(700)	-	-	-	-	(700)	(550)	(1,250)
Actuarial gains (losses), net of taxes	30.1.2	-	-	91,975	-	-	-	-	91,975	(758)	91,217
Total comprehensive income for the year		-	-	91,275	-	-	-	1,205,950	1,297,225	128,357	1,425,582
Realization - deemed cost	30.1.2	-	(101,851)	-	-	850	-	99,394	(1,607)	-	(1,607)
Realization - actuarial losses	30.1.2	-	-	4,381	-	(4,381)	-	-	-	-	-
Deliberation of additional dividends proposed		-	-	-	-	-	(235,498)	-	(235,498)	-	(235,498)
Allocation proposed to GSM:
Legal reserve		-	-	-	60,298	-	-	(60,298)	-	-	-
Interest on own capital	30.1.3	-	-	-	-	-	-	(30,000)	(30,000)	-	(30,000)
Dividends	30.1.3	-	-	-	-	-	241,753	(592,523)	(350,770)	(53,679)	(404,449)
Profit retention reserve		-	-	-	-	622,523	-	(622,523)	-	-	-
Balance as of December 31, 2014		6,910,000	1,137,104	(160,140)	685,147	4,516,825	241,753	-	13,330,689	352,091	13,682,780
Notes are an integral part of these financial statements.

7

Statements of cash flows

for the years ended December 31, 2014 and 2013

in thousands of reais, unless otherwise stated

	Note	Parent company		Consolidated
		12.31.2014	12.31.2013	12.31.2014	12.31.2013

Cash flows from operational activities
Net income for the year		1,205,950	1,072,560	1,335,615	1,101,435

Adjustments to reconcile net income for the year with cash generated from operating activities
Depreciation	18.3	-	-	374,157	366,016
Amortization	19.1	-	-	255,786	237,186
Unrealized monetary and exchange variations - net		45,468	53,335	322,768	27,600
Remuneration of accounts receivable related to concession	10.1	-	-	(58,782)	(33,974)
Sectorial financial assets and liabilities result	31	-	-	(1,033,866)	-
Equity in earnings of investees	17.2	(1,410,276)	(1,116,830)	(159,955)	(113,606)
Income tax and social contribution	14.4	38,258	-	747,869	554,520
Deferred income tax and social contribution	14.2.1	(5,694)	26,831	(225,853)	(149,451)
Provision (reversal) for losses with depreciation of investments	17.2	(6,981)	(7,887)	(6,981)	(7,887)
Provision for losses from accounts receivable	32.5	-	-	53,193	47,458
Provision for loss in consortium	32.5	-	-	13,003	-
Provision for losses on taxes recoverable	32.5	-	-	6,394	274
Provision for impairment of assets	32.5	-	-	807,281	-
Provision (reversal) for legal claims	29.1	20,584	(24,448)	323,811	154,178
Provision for post-employment benefits	24.4	10,881	1,316	220,500	195,673
Provision for research and development and energy efficiency	26.2	-	-	115,368	79,961
Write off of accounts receivable related to concession	10.1	-	-	23,884	45,795
Write off of property, plant and equipment	18.3	-	-	5,670	9,794
Write off of intangible assets	19.1	-	-	10,479	18,004

Decrease (increase) in assets
Trade accounts receivable		-	-	(789,176)	20,614
Dividends and interest on own capital received		1,300,228	1,067,400	43,860	49,009
CRC transferred to the Government of the State of Paraná	8.1	172,078	-	172,078	163,078
Accounts receivable related to the concession extension	11.1	-	-	306,814	440,656
Judicial deposits		(1,821)	(257)	(61,028)	(100,854)
Other receivables		(9,129)	(3,866)	(90,184)	(168,211)
Inventories		-	-	(11,344)	(14,469)
Income tax and social contribution		19,104	(61,728)	97,512	(132,071)
Other current taxes recoverable		-	11	(17,879)	(11,902)
Related parties		(139,062)	-	(137,137)	-
Prepaid expenses		(34)	-	80	(6,366)

Increase (decrease) in liabilities
Payroll, social charges and accruals		7,847	4,301	12,792	(144,323)
Suppliers		(1,124)	1,595	94,244	(232,915)
Income tax and social contribution paid		(35,816)	(3,251)	(736,613)	(430,767)
Other taxes		(19,104)	3,449	(144,932)	80,567
Loans and financing - interest due and paid	22.9	(94,068)	(71,865)	(259,388)	(329,105)
Debentures - interest due and paid	23.1	(62,711)	-	(197,715)	(90,121)
Post-employment benefits	24.4	(8,568)	(1,318)	(148,731)	(146,457)
Customer charges due		-	-	(14,761)	(18,504)
Research and development and energy efficiency	26.2	-	-	(85,584)	(76,765)
Payable related to the concession - use of public property	27.2	-	-	(51,716)	(48,966)
Other accounts payable		6,546	15,612	33,182	47,209
Provision for litigation	29.1	(1,112)	-	(53,343)	(44,702)
Net cash generated from operating activities		1,031,444	954,960	1,091,372	1,337,611
(continued)

8

Statements of cash flows

for the years ended December 31, 2014 and 2013 (continued)

in thousands of reais, unless otherwise stated

	Note	Parent company		Consolidated
		12.31.2014	12.31.2013	12.31.2014	12.31.2013
Cash flows from investment activities
Financial investments		34	(10)	(103,603)	279,406
Reimbursement of loans to related parties		-	213,847	-	-
Additions - net effect of acquired cash		-	-	149,760	(65,519)
Additions in investments	17.2	(827,437)	(600,170)	(628,621)	(519,315)
Additions to property, plant and equipment	18.3	(294)	(29)	(894,575)	(420,227)
Additions to intangible	19.1	(14,887)	-	(1,254,570)	(1,299,073)
Customers contributions - Intangible Asset	19.1	-	-	168,933	160,614
NET CASH GENERATED FROM (USED IN) INVESTING ACTIVITIES		(842,584)	(386,362)	(2,562,676)	(1,864,114)
CASH FLOWS FROM FINANCING ACTIVITIES
Loans and financing obtained from third parties	22.9	-	-	221,556	1,239,126
Issue of Debentures	23.1	1,000,000	-	1,383,378	203,000
Amortization of principal - loans and financing	22.9	(80,600)	-	(425,554)	(31,508)
Amortization of principal - debentures	23.1	-	-	(40,608)	(10,152)
Amortization of principal - third parties liabilities		(468,317)	-	-	-
Dividends and interest on own capital paid		(615,491)	(587,652)	(668,969)	(591,548)

NET CASH GENERATED FROM (USED IN) FINANCING ACTIVITIES		(164,408)	(587,652)	469,803	808,918

TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS		24,452	(19,054)	(1,001,501)	282,415

Cash and cash equivalents at the beginning of the year	4	10,410	29,464	1,741,632	1,459,217
Cash and cash equivalents at the end of the year	4	34,862	10,410	740,131	1,741,632

CHANGE IN CASH AND CASH EQUIVALENTS		24,452	(19,054)	(1,001,501)	282,415

Notes are an integral part of these financial statements

Additional information on cash flows

Transactions not involving cash
Acquisition of property with an increase in the balance of suppliers (NE nº 18.3)		-	-	120,134	-

9

Statements of added value

for the years ended December 31, 2014 and 2013

in thousands of reais, unless otherwise stated

ADDED VALUE PAYABLE		Parent company		Consolidated
	12.31.2014	12.31.2013	12.31.2014	12.31.2013

Income
Sale of energy, services and other income	-	-	15,918,155	11,412,890
Construction income	-	-	1,902,366	1,534,849
Sectorial financial assets and liabilities result			1,033,866	-
Other income	-	-	12,284	16,154
Allowance for doubtful debts	-	-	(53,193)	(47,458)
	-	-	18,813,478	12,916,435

(-) Inputs acquired from third parties
Energy purchased for resale	-	-	5,539,007	3,669,786
Charges for use of the main transmission grid ( - ) ESS and	-	-	350,841	445,717
Materials, supplies and third parties services	7,061	4,804	654,882	527,534
Natural gas and supplies for gas operations	-	-	1,866,425	375,407
Construction cost	-	-	1,631,433	1,340,806
Loss / Recovery of assets	-	-	43,592	100,958
Other inputs	33,752	(3,679)	1,213,936	193,321
	40,813	1,125	11,300,116	6,653,529

(=) GROSS ADDED VALUE	(40,813)	(1,125)	7,513,362	6,262,906

( – ) Depreciation and amortization	755	755	629,943	603,203

(=) NET ADDED VALUE	(41,568)	(1,880)	6,883,419	5,659,703

( + ) Transferred added value
Financial income	202,208	114,524	694,523	652,363
Results from investment interests	1,411,047	1,119,155	160,726	115,929
Other income	-	-	96,808	180,128
	1,613,255	1,233,679	952,057	948,420
	1,571,687	1,231,799	7,835,476	6,608,123
(continued)

10

Statements of added value

for the years ended December 31, 2014 and 2013 (continued)

in thousands of reais, unless otherwise stated

DISTRIBUTION OF ADDED VALUE			Parent company				Consolidated
	12.31.2014%		12.31.2013%		12.31.2014%		12.31.2013%

Personnel
Remuneration and fees	62,182		13,591		770,943		803,804
Pension and healthcare plans	10,881		1,316		220,511		195,673
Meal and education assistance	5,560		460		100,136		100,396
Social security charges - FGTS	4,596		1,069		54,705		57,331
Labor indemnities	(547)		248		6,590		37,925
Profit sharing	3,352		291		92,928		80,048
Transfers to property, plant and equipment in progres	(3,051)		-		(28,838)		(57,723)
	82,973	5.3	16,975	1.4	1,216,975	15.5	1,217,454	18.4

Government
Federal	78,585		58,929		2,091,593		1,682,724
State	1		5		2,489,906		2,176,071
Municipal	-		-		5,787		3,461
	78,586	5.0	58,934	4.8	4,587,286	58.6	3,862,256	58.4

Third parties
Interest and fines	203,834		83,329		636,638		383,469
Leasing and rent	344		1		29,896		32,886
Donations, subsidies and contributions	-		-		29,066		10,623
	204,178	13.0	83,330	6.8	695,600	8.9	426,978	6.5

Shareholders
Non controlling interests	-		-		129,665		28,875
Own capital remuneration	30,000		180,000		30,000		180,000
Dividends	592,523		145,039		592,523		145,039
Retained profits	583,427		747,521		583,427		747,521
	1,205,950	76.7	1,072,560	87.0	1,335,615	17.0	1,101,435	16.7

	1,571,687	100.0	1,231,799	100.0	7,835,476	100.0	6,608,123	100.0
See the accompanying notes to the financial statements.

11

NOTES TO THE FINANCIAL STATEMENTS

for the years ended December 31, 2014 and 2013

in thousands of reais, unless otherwise stated

1         Operations

Companhia Paranaense de Energia (Copel, the Company or the Parent Company), with headquarters at Rua Coronel Dulcídio, 800, Batel, Curitiba, State of Paraná, is a public company with shares traded on Corporate Governance Level 1 of BM&FBOVESPA’s Special Listings and on stock exchanges in the United States of America and Spain. Copel is a mixed capital company, controlled by the Government of the State of Paraná.

These activities are regulated by the National Electric Energy Agency (Agência Nacional de Energia Elétrica or Aneel), which reports to the Ministry of Mines and Energy (Ministério de Minas e Energia or MME). The operations of Copel and its subsidiaries are regulated by the are mainly engaged, through its subsidiaries, in researching, studying, planning, building, and exploiting the production, transformation, transportation, distribution, and sale of energy, in any form, but mainly electric energy. Additionally, Copel takes part in consortiums, private enterprises, or mixed capital companies in order to operate mostly in the areas of energy, telecommunications, natural gas, and water utility.

2         Preparation basis

2.1     Statement of conformity

The individual financial statements of the Parent Company and the consolidated financial statements were prepared in accordance with International Accounting Standards (International Financial Reporting Standards, IFRS) issued by the International Accounting Standards Board, IASB, as well as with accounting practices adopted in Brazil (BR GAAP), which comprise the standards, guidelines and interpretations issued by the Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis or CPC) and approved by the Brazilian Securities and Exchange Commission – (Comissão de Valores Mobiliários or CVM) and Federal Accounting Council (Conselho Federal de Contabilidade – CFC).

The review of the CPC 07 (approved in December 2014) amended CPC 35, CPC 37 and CPC 18 and authorized the use of the equity method in the separate financial statements under the IFRS, eliminating the difference between the BR GAAP and the IFRS.

The issuance of these individual and consolidated financial statements was authorized by the Board of Directors on 03.18.2015.

12

2.2     Functional currency and presentation currency

The individual and consolidated financial statements are presented in Brazilian Reais, which is the functional currency of the Company. The financial informations have been rounded to the nearest value, except otherwise indicated.

2.3     Measuring basis

The financial statements were prepared based on the historical cost, except for the following material items recognized in the balance sheets:

•         Non-derivative financial instruments stated at fair value through profit or loss are measured at fair value;

•         Financial assets available for sale are measured at fair value;

•         Investments in subsidiaries (at the individual financial statements of the Parent Company), joint ventures and associates are valued using the equity method; and

•         The net assistance liability is recognized by deducting the fair value of the plan assets from the present value of the actuarial liability calculated by a contracted actuary.

2.4     Use of estimates and judgments

In the preparation of these individual and consolidated financial statements, management used judgments, estimates and assumptions that affect the application of accounting principles of the Company and its subsidiaries and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and assumptions are reviewed on a continuous basis. Reviews of estimates are recognized on a prospective basis.

2.4.1       Judgments

Information about judgment referring to the adoption of accounting policies which impact significantly the amounts recognized in the consolidated financial statements are included in the following notes:

•         Note 3.2 – Basis of consolidation;

•         Note 3.7 – Accounts receivable related to the concession;

•         Note 3.8 – Accounts receivable related to the concession extension;

•         Note 3.12 – Intangible assets;

•         Note 3.29 - Leases; and

•         Notes 3.13 and 18.11 – Impairment of assets.

13

2.4.2       Uncertainties on assumptions and estimates

Information on uncertainties related to assumptions and estimates that pose a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

•         Notes 3.3 and 35 – Financial instruments;

•         Note 3.5 - Trade accounts receivable (Allowance for doubtful debts and CCEE);

•         Notes 3.6 and 9 – Sectorial financial assets and liabilities;

•         Notes 3.10 and 14.2 - Deferred income tax and social contribution;

•         Notes 3.11 and 18 –Property, plant and equipment;

•         Notes 3.12 and 19 – Intangible assets;

•         Note 3.13 and 18.11-  Impairment of assets;

•         Notes 3.15 and 24 – Post-employment benefits; and

•         Notes 3.19 and 29 – Provision for litigation and contingent liabilities;

3         Significant accounting policies

3.1     Changes in accounting policies

During 2014, the CPC issued reviews of statements which had no effect on the main accounting policies and the Company's financial statements.

3.2     Basis of consolidation

Investments in subsidiaries, in jointly-controlled subsidiaries and in associated companies are recognized in the individual financial statements using the equity accounting method. According to the aforementioned method, investments are initially recorded at cost value and their carrying value is increased or decreased through the recognition of the investing company's interest in profit, loss and other comprehensive income generated by the investees subsequent to their acquisition. The use of this method should be discontinued as from the date on which the investment stops being qualified as subsidiary, jointly controlled subsidiary or associated company.

Payment of dividends decreases the carrying value of investments.

When required, for calculation of equity in earnings of investees, the investees' financial statements are adjusted to adapt their policies to the Parent Company's accounting policies.

Joint operations (consortiums) are recorded in proportion to the quotas of assets, liabilities and earnings in the company holding the share.

14

3.2.1       Subsidiaries

The financial statements of the subsidiaries are included in the consolidated financial statements as from the date they start to be controlled by the Company until the date such control ceases.

The balances of the subsidiaries' assets and liabilities, and profit or loss, are consolidated line to line. Transactions between consolidated companies are eliminated.

Non-controlling interest is presented in equity, separately from the equity attributable to the Parent Company's shareholders. Profits, losses and other comprehensive income are also allocated separately from the ones allocated to the Parent Company's shareholders, even if this results in non-controlling interest having a deficit balance.

3.2.2       Joint ventures and associated companies

Joint ventures are entities over which the Company, subject to an agreement, does not individually exert power regarding financial and operational decisions, irrespective of the percentage of interest in the voting capital. Associated companies are entities over which the Company exerts significant influence, without control.

When the share in losses of an associated company or joint venture equals or exceeds the accounting balance of the Company's equity interest in the investee, the Company should discontinue the recognition of its share in future losses. Additional losses will be considered, and a liability will be recognized, only when the Company incurs legal or constructive liabilities (not formalized), or performs payments on behalf of the investee. Should the investee subsequently determine profits, the Company should resume the recognition of its interest in these profits only subsequent to the point at which the portion to which it is entitled to in these subsequent profits equals its share in unrecognized losses.

3.2.3       Business combination

The acquisition is analyzed on a case-by-case basis to determine whether the transaction represents a business combination or the purchase of assets. Transactions between entities under common control do not constitute a business combination.

The assets and liabilities acquired in a business combination are accounted for under the acquisition method and are recognized at their respective fair values at the acquisition date.

The excess of the acquisition cost over the fair value of net assets acquired (identifiable assets acquired, net and assumed liabilities) is recognized as goodwill in intangible assets. When the value generates a negative amount, the gain from an advantageous purchase is recorded directly in income for the year.

15

In acquisitions of interests in associated companies and joint ventures, the net assets are also recognized at fair value, although these entities do not constitute a business combination. Goodwill is recorded as part of the initial investment cost.

3.3     Financial instruments

The Company and its subsidiaries maintains investment funds which operate with derivative financial instruments, with the sole purpose of protecting these funds' portfolios.

Non-derivative financial instruments are recognized on the trading date, i.e. when the obligation or right arises. They are initially recognized at fair value plus or minus any directly attributable transaction costs.

Fair values are determined based on the market quotation for financial instruments traded in active markets and for those with no quotations available on the market, fair values are determined by the present value of expected cash flows method.

After the initial recognition, the non-derivative financial instruments are measured as described below:

Financial assets

3.3.1       Financial instruments at fair value through profit or loss

Financial instruments are recorded at fair value through profit and loss if the Company and/or its subsidiaries manage these investments and make purchase or sale decisions based on their fair value in the context of an investment and risk management strategy set by the Company and/or its subsidiaries. After initial recognition, transaction costs and interest attributable, when incurred, are recognized through profit and loss.

3.3.2       Loans and receivables

This category only comprises non-derivative assets with fixed or determinable payments which are not quoted in any active markets. They are measured using the amortized cost or effective interest rate methods.

3.3.3       Financial instruments available-for-sale

The initial and subsequent measurement of financial instruments classified as “available for sale” is based on their fair value. The changes in the fair value resulting from the difference between the market interest rates and the effective interest rates are recognized in other comprehensive income. Interest set at the beginning of the agreement, calculated based on the effective interest rate method, as well as any changes in expected cash flows, are recognized directly in income for the period. At settlement of a financial instrument classified as available for sale, any gains or losses recognized in OCI are reclassified to income for the period.

16

3.3.4       Financial instruments securities held to maturity

If the Company and its subsidiaries are interested in and capable of holding any financial assets until maturity, they are classified as held to maturity. They are measured by the amortized cost using the effective interest rate method, deducting any reductions in their recoverable value.

Financial liabilities and asset instruments

3.3.5       Financial assets measured at fair value through profit or loss

Financial liabilities designated as such upon initial recognition are classified as held for trading. They are stated at fair value and related gains or losses are recognized in income.

The net losses or gains recognized in the income statement also include interest paid on the financial liability.

3.3.6       Other financial liabilities

Other financial liabilities (including loans) are measured at amortized cost, using the effective interest method. This method is also used to allocate interest expense of these liabilities for the period. The effective interest rate is the rate that exactly discounts estimated future cash flows (including fees paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) over the expected life of the financial liability or, when appropriate, over a shorter period, to the net carrying amount of the financial asset or financial liability.

3.3.7       Write-offs of financial liabilities

The Company writes off financial liabilities only when its obligations are eliminated or cancelled or settled. The difference between the book value of the written-off financial liability and the corresponding disbursement made or to be made is recorded to income.

3.4     Cash and cash equivalents

It comprises liquid funds in cash, bank deposits and short-term high liquidity investments, which can be redeemed within 90 days of cash contract date. Temporary short-term investments are recorded at cost at the reporting date, plus earnings accrued. Cash and cash equivalents are subject to an insignificant risk of change in value.

3.5     Trade accounts receivable

Trade accounts receivable are considered financial assets classified as loans and receivables.

The trade accounts receivable “debt balances paid in installments” are discounted to present value, taking into consideration the amount to be discounted, the maturity dates, the dates of settlement and the discount rate.

17

The balance of trade accounts receivable is presented net of the allowance for doubtful accounts. The allowance for doubtful accounts is recorded in amounts deemed sufficient by Copel’s senior management to cover potential losses on the realization of customer receivables and others whose recovery is considered unlikely.

The allowance for doubtful accounts is recorded considering the parameters recommended by Aneel, based on amounts receivable from residential class customers overdue more than 90 days, from commercial class customers overdue more than 180 days and from industrial and rural customers, public authorities, public lighting and public utilities overdue more than 360 days in addition to experience with respect to the past history of actual losses.

3.6     Net sectorial financial assets and liabilities

Up to 2009, the current Brazilian accounting standards allowed the recognition of variations between the values provided in the tariffs and the amounts actually disbursed by the electricity distribution companies - called regulatory assets and liabilities, and the positive or negative variations were considered in the tariffs in the next annual adjustment. With the adoption of IFRS in 2010, these assets and liabilities are no longer recorded in the statutory financial statements of the distribution companies and thus fully recorded in income.

With the advent of an amendment to the concession contract of distribution companies, approved by Aneel Order No. 4621 of November 25, 2014, which provides that, in the event of termination of the concession for any reason, the residual values of Part A items and other financial components not recovered or returned through tariff are incorporated in the calculation of compensation or deducted from unamortized assets indemnity values, thus protecting rights or obligations of the distribution company to the Granting Authority of such assets and liabilities.

Through CVM Resolution Nº 732, CPC approved the Technical Guidance OCPC 08 of December 9, 2014, mandating the recognition of  such sector financial assets and liabilities of electricity distribution companies as from the year 2014. Thus, Copel Distribuição recognized the related sector financial assets and liabilities in its statutory financial statements in December 2014.

Under the provisions of OCPC 08, item 13, the effects of amendments related to concession and permission contracts do not characterize change in accounting policy but rather a new situation, therefore, their application were prospective to the event and the initial recognition adopted was based on the composition of sectorial financial assets and liabilities values ascertained until the date of signature of the amendments of the concession contracts put into practice on December 10, 2014. Thus, its initial recognition was recorded as a component of net income.

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3.7     Accounts receivable related to the concession

3.7.1       Financial assets – Distribution

These refer to reimbursements set forth in the public power distribution service concession agreements, which the Company understands as an unconditional right to cash payments from the granting authority upon expiration of the concession. These reimbursements are designed to compensate Copel Distribuição for the investments made in infrastructure, which have not been recovered through the collection of tariffs at the end of the concession because of their useful lives being longer than the term of said concession.

Since these financial assets do not have determinable fixed cash flows – as the Company operates under the assumption that the value of the corresponding reimbursements will be based on the replacement cost of the concession assets and as they do not feature the necessary characteristics to be classified under any other category of financial assets – they are classified as “available for sale”. The cash flows related to these assets are determined taking into account the value of the tariff basis named Regulatory Compensation Basis (Base de Remuneração Regulatória or BRR, in Portuguese), defined by the granting authority. The methodology of the BRR is based on the replacement cost of the assets that make up the power distribution infrastructure related to the concession. This tariff basis (BRR) is reviewed every four years taking into account several factors. Its goal is to reflect the variation in the prices of physical assets, including write-offs, depreciation, and additions of assets to the concession infrastructure (physical assets).

The return on these financial assets is based on the regulatory Weighted Average Cost of Capital or WACC approved by Aneel in the periodic rate review process every four years, whose amount is included in the composition of the revenues from tariffs charged to customers and collected monthly.

3.7.2       Financial assets - Transmission

These refer to receivables in connection with the power transmission concession agreements and include the following amounts: (i) revenues from the construction of transmission infrastructure for use by system users; (ii) the financial return on these revenues guaranteed by the granting authority during the term of the concession.

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Revenues under power transmission concession agreements are collected by making infrastructure available to system users, are not subject to demand risk, and are thus considered guaranteed revenues, called Annual Permitted Revenues (Receita Anual Permitida or RAP, in Portuguese) to be received during the term of the concession. Amounts are billed monthly to the users of this infrastructure, pursuant to reports issued by the National System Operator (Operador Nacional do Sistema or ONS, in Portuguese). Upon expiration of the concession, any uncollected amounts related to the construction of infrastructure shall be received directly from the granting authority, as an unconditional right to cash reimbursement pursuant to the concession agreement, as compensation for investments made and not recovered through tariffs (RAP).

These financial assets do not have an active market, have fixed and determinable cash flows, and therefore classified as “loans and receivables”. They are initially estimated based on their respective fair values and later measured according to the amortized cost calculated under the effective interest rate method.

Specifically to the Concession Agreement 060/2001, the additions subsequently to the extension, which represents expansion, improvement or enhancement of infrastructure, are recognized as a financial asset by virtue of representing the future generation of additional operating cash, according to specific rules from the granting authority.

3.8     Accounts receivable related to the concession extension

They refer to the receivables provided by Provisional Measure 579/12 - MP 579, converted into Law No. 12.783/13, by virtue of Copel Geração e Transmissão’s choice to extend the validity of the concession and transmission agreement No. 060/2001.

For assets that started operations after May 2000 as per Technical Note 396/12 - SRE / Aneel, the receipt of compensation was split into 31 monthly installments maturing from January 2013, calculated using the Constant Amortization System Sistema de Amortização Constante or SAC, in Portuguese), updated by the National Consumer Price Index (Índice de Preços ao Consumidor Ampo or IPCA, in Portuguese) and remunerated by WACC at a real 5.59% per annum.

Article 1 of Aneel Normative Resolution no. 589 issued on December 13, 2013 defines the methodology for the purpose of indemnification for assets not depreciated as of May 31, 2000. This resolution was simply limited to recognition of the concession operators' right to indemnification, by defining the meaning of valuation.

Management appraised the indemnifiable assets by adopting the proposed methodology, and concluded that the expected indemnity supports the sums recorded on December 31, 2014. Management retained a specialized firm to prepare an opinion as provided in the resolution, currently being prepared and to be delivered at  Aneel by March 31, 2015.

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3.9     Inventories (includingproperty, plant and equipment)

Materials and supplies in inventory, classified under current assets and those assigned for investments, classified under property, plant and equipment, have been recorded at their average acquisition cost. Recorded amounts do not exceed their net realizable value.

3.10   Taxes

Sales and services revenues are subject to value-added tax (Imposto sobre Circulação de Mercadorias e Serviços or ICMS) and service tax (Imposto sobre Serviços or ISS), at the applicable rates, and to the PIS (Social Integration Program) and COFINS (Contribution for the Financing of Social Security).

Revenues from sectorial  financial assets  recognized in the income statement as per Technical Guidance OCPC 08, consistent as adopted in earlier exercises, are being taxed at the time of billing to the final consumer.

Credits resulting from the non-cumulative nature of PIS and COFINS charges are accounted for by deducting such from the operating cost in the statement of income.

Credits arising from non-cumulative ICMS, PIS and COFINS related to the purchase of assets are presented by deducting the acquisition cost of these assets.

Prepayments or amounts that can be offset are presented in current and non-current assets, in accordance with their expected realization.

Income tax comprises corporate income tax and social contribution, which are calculated based on taxable income (adjusted income) of each taxed entity and at the applicable rates, which are: 15%, plus 10% on any amounts exceeding R$240 a year, for corporate income tax, and 9% for social contribution.

For the purpose of calculating taxable income the Transitional Tax Arrangement - RTT was adopted, pursuant to Law 11,941/09, i.e., the accounting credits were taken into account as established by Law 6,404/76 before the amendments introduced by Law 11,638/07. In 2014, the Company and its wholly owned subsidiaries have not opted for the initial adoption of Law 12.973 of May 13, 2014.

The tax loss and negative social contribution base are liable to be offset against future taxable profits up to 30% of taxable profits, and with no expiry period.

Deferred income and social contribution taxes are recognized on the differences generated between assets and liabilities recognized for tax purposes and corresponding amounts recognized in the financial statements.

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Deferred income tax and social contribution assets are recognized only to the extent that it is likely that there will be a positive taxable base for which the temporary differences can be used and the tax losses can be offset..

Deferred tax assets and liabilities are disclosed at the net value if there is a legal right to offset current tax liabilities and assets, and they are related to taxes levied by the same tax authority on the same entity subject to taxation.

3.11   Property, plant and equipment

These assets related to the public service concession agreement are depreciated according to the linear method based on annual rates set forth and reviewed periodically by Aneel, which are used and accepted by the market as representative of the economic useful life of the assets related to concession's infrastructure. However, assets linked to contracts for the use of public property under the independent electricity producer scheme are depreciated based on annual rates established by Aneel limited to the concession period. All other fixed assets are depreciated by the straight-line method based on estimates of their useful lives. The estimated useful lives, the residual values and depreciation are reviewed at the end of the reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

Costs directly attributable to construction work as well as interest and financial charges on loans from third parties during construction are recorded under property, plant and equipment in progress.

3.12   Intangible assets

3.12.1     Concession agreement – electricity distribution

These comprise the right to access and to commercial operation of infrastructure, built or acquired by the operator or provided to be used by the operator as part of the electric energy public service concession agreement (the right to charge fees to the users of the public service provided by the operator), in compliance with CPC 04, ICPC 01 and OCPC 05/IAS 38 – Intangible Assets – Concession agreements.

Intangible assets are determined as the remaining portion after the assessment of the financial assets (residual amount), due to their recovery being conditioned upon the rendering of the corresponding public service, i.e., the consumption of power by customers, subject thus to demand risk.

Intangible assets are recorded at their fair acquisition and construction value, minus accumulated amortization and impairment losses, when applicable.

The amortization of intangible assets reflects the pattern in which it is expected that the future economic benefits be consumed by Copel Distribuição, with expectation of amortization during to the term of the concession.

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3.12.2     Concession agreement – gas distribution

Intangible assets for the construction of infrastructure and the purchase of assets required for the provision of gas distribution services corresponding to the right to charge users for the gas supply. For disclosure purposes, the figures for the construction of infrastructure and acquisition of assets are considered as services provided by the Granting Authority, namely, the State of Paraná.

This intangible asset is initially valued at acquisition, formation or construction cost, including interest and other financial capitalized charges.  Compagas  subsidiary uses the straight-line amortization method defined from the estimated useful life of assets or considering the remainder of the concession, whichever is lower.

Also part of this intangible asset are values of assets represented by software acquired from third parties and those produced internally, which are measured by total acquisition cost less amortization expenses for a period of five years.

3.12.3     Intangible assets acquired separately

Intangible assets with a defined useful life, acquired separately, are recorded at cost, net of accumulated amortization and accumulated impairment losses. Amortization is recognized linearly based on  the estimated useful lives of the corresponding assets. The estimated useful lives and the amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

3.12.4     Write-off of intangible assets

An intangible asset is derecognized when no future economic benefits are expected from use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between net disposal proceeds and the carrying amount of the asset, are recognized in profit or loss when the asset is derecognized.

3.13   Impairment of Assets

Property, plant and equipment and intangible assets are assessed annually to detect evidence of impairment or whenever significant events or changes in circumstances indicate that the book value of any such asset may not be recoverable. Whenever there is a loss resulting from situations where an asset’s book value exceeds its recoverable value, defined as the greater between the asset’s value in use and its net sale value, this loss is recorded in the statement of income for the year.

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3.14   Dividends

In accordance with the legal and statutory requirements that are effective today, the basis for calculating the minimum mandatory dividends is obtained by taking the net income of the year, less the portion that will fund the legal reserve. However, Management has deliberated to include to this basis the amount related to the realization of the equity valuation adjustments, specifically that one addressed in item 28 of the ICPC nº 10, with the objective to compensate the effects coming from the increase of the depreciation expense arriving from the adoption of the new accounting rules established, as well from CPC nº 27 – Fixed assets. This procedure reflects the policy to distribute dividends to Company’s shareholders, which will be effective during the realization of the entire equity valuation adjustments account.

The distribution of the minimum mandatory dividend is recognized as a liability in the Company's and its subsidiaries financial statements at year-end.

However, any amounts above the minimum mandatory dividends are only recorded under liabilities on the date they are approved and announced at the Annual General Meeting (AGM). This amount is held in a specific reserve in  equity until the final resolution by the AGM, when it is recognized as current liabilities.

The tax benefit of interest on capital is recorded in the statement of income in the moment of its recognition in accounts payable.

3.15   Post-employment benefits

The Company and its subsidiaries sponsor employees benefit plans. The amounts of these actuarial obligations (contributions, costs, liabilities, and/or assets) are calculated annually by an independent actuary on the same base date as the end of the fiscal period.

The adoption of the projected credit unit method adds each year of service as the source of an additional benefit unit, adding up to the calculation of the final liability.

The benefit plan assets are measured at market value (mark to market).

Other actuarial assumptions are used which take into account biometric and economic tables in addition to historical data from the benefits plans, obtained from the manager of these plans, Fundação Copel de Previdência e Assistência Social.

Actuarial gains or losses caused by changes in assumptions and/or actuarial adjustments are recognized in other comprehensive income.

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3.16   Research and Development Program - R&D - and Energy Efficiency Program – EEP

Concessionaires and permission holder of public services of distribution, generation and transmission of electric energy are required to allocate 1% of their net operating revenues as defined by Aneel pursuant to Law no. 9,991/00 and Aneel Resolutions n 504/12 and 556/13 in such R&D and EEP programs.

3.17   Accounts Payable related to concession - Use of Public Property

It corresponds to the amounts set forth in the concession agreement in connection with the right to explore hydraulic energy potential (onerous concession), whose agreement is signed as Use of Public Property (Uso do Bem Público or UBP, in Portuguese) agreements. The recording is made on the date of signature of the concession contract, regardless of the payment schedule established in the contract. The initial registration of the liability (obligation) and the intangible assets (concession right) corresponds to the values of future liabilities built into current value (present value of future payments cash flow).

It is then updated at the effective interest rate and reduced by contracted payments.

3.18   Provision for environmental costs or social and environmental obligations

Environmental liabilities are recognized as the Company assumes formal obligations before regulatory agencies or becomes aware of potential risks related to socio-environmental issues, which may lead to cash disbursements that are deemed probable and that may be estimated. During the project implementation phase, the accrued amounts are recorded against property, plant and equipment or intangible in progress. Once the project enters commercial operation, all costs or expenses incurred with socio-environmental programs related to the project’s operation and maintenance licenses are recorded directly to expense for the corresponding period.

3.19   Provisions

Provisions are recognized for present obligations (legal or presumed) resulting from past events, for which it is possible to reliably estimate amounts and whose settlement is more probable than not to occur.

The estimates of outcomes and financial impacts are determined by the Company's management judgment, supplemented by experience of similar transactions and, in some cases, by independent expert reports.

When some or all economic benefits required to settle a provision are expected to be recovered from a third party, an asset is recognized if, and only if, the reimbursement is certain and the amount can be reliably measured.

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3.20   Capital

Capital consists of common and preferred shares. Each common share entitles its holder to one vote in the general shareholders’ meetings.. Preferred shares do not have voting rights and are class "A" and "B".

Class “A” preferred shares have priority in the reimbursement of capital and in the distribution of mandatory dividends of 10% p.y. (non-cumulative), calculated based on the capital represented by the shares of this class.

Class “B” preferred shares have priority in the reimbursement of capital and the right to the distribution of dividends, calculated as 25% of adjusted net income, pursuant to the corporate legislation and to the Company’s by-laws, calculated proportionately to the capital represented by the shares of this class. Dividends for Class "B" have priority only over the common shares and are only paid out of the remaining profits, following payment of priority dividends of class "A" shares.

According to Article 17 and following paragraphs of Federal Law 6.404/76, dividends paid to preferred shares must be at least 10% higher than those paid to common shares.

3.21   Equity valuation adjustments

Fair values of fixed assets – assigned costs – were recognized in the initial adoption of IFRS. A counterpartentry to this adjustment, net of deferred income tax and social contribution, was recognized under account “Equity valuation adjustments ”, in  equity, including the equity method. The realization of such adjustments is recorded in retained earnings account, to the extent that depreciation or possible write-off of the evaluated items occurs.

This account also includes adjustments resulting from changes in fair value of financial assets classified as available for sale and actuarial gains and losses.

3.22   Legal reserve and profit retention reserve

The legal reserve is composed in one 5% of the net income for the year basis, before any other allocation, limited to 20% of capital.

The profit retention reserve is designed to cover the Company's investment program, according to Article 196 of Law 6.404/1976.  Its constitution occurs upon  retaining any remaining net profit after legal reserve, interest on  equity  and dividends.

3.23   Earnings per share

The net profit or loss per share is calculated based on the weighted average number of shares outstanding during the reporting period. For all periods presented, the Company has no potential instrument equivalent to common shares that could have a dilutive effect, therefore, basic earnings per share is equivalent to diluted earnings per share.

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Since holders of preferred and common shares are entitled to different dividends, voting rights, and settlements, the basic and diluted earnings per share have been calculated according to the “two-class method". The two-class method is a formula for allocation of earnings, which determines earnings per preferred share and per common share according to the declared dividends, pursuant to the Company's by-laws and to the rights to participation in non-distributed earnings calculated in accordance with the right to dividends of each share type.

3.24   Statement of income

Revenues, costs, and expenses are recognized under the accrual method, i.e., when products are delivered and services actually rendered, regardless of receipt or payment.

3.25   Revenue recognition

Operating revenues are recognized when: (i) the revenue amount can be reliably measured; (ii) the costs incurred or to be incurred in the transaction are reliably measurable; (iii) it is likely that the economic benefits will be received by the Company; and (iv) the risks and benefits have been fully transferred to the buyer.

Revenue is measured at the fair value of the consideration received or receivable, less discounts and/or bonuses granted and charges on sales.

3.25.1     Unbilled revenues

It corresponds to revenues from sales of power to final customers which have been delivered but not yet billed and to revenues from the use of the distribution grid not yet billed, both of which are calculated based on estimates covering the period from the last meter reading day to the last day of the month.

3.25.2     Income from dividends and interest

The income from  dividends/financial instruments is recognized when the right of the shareholder to receive such dividends is established.

Revenue from interest financial assets is recognized when it is probable that future economic benefits will flow to the Company and the revenue value can be reliably measured. Interest revenue is recognized at the straight-line basis and based on time and effective interest rate on outstanding principal amounts, with the effective interest rate being the one that discounts exactly estimated future cash receipts during the estimated life of the financial asset in relation to initial net book value of that asset.

3.26   Construction revenues and construction costs

The Company’s subsidiaries records construction revenues in connection with the construction services for infrastructure employed in the power transmission and distribution services, according to the stage of completion.

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When incurred, related costs are recognized in the income statement for the year as constructions cost.

Given that the Copel Distribuição outsources the construction of power distribution infrastructure to non-related parties and that a large part of the work is carried out over short periods, and it is not a core activity, the construction margin to the Company’s power distribution business is not significant.

The  construction margin adopted for the transmission activity for the year 2014 and 2013 is 1.65%, and results from a calculation methodology which takes into account the respective business risk.

In the construction of gas distribution infrastructure similar to Copel Distribuição, the revenue is recognized in the amount equal to its cost, since the infrastructure construction is performed by unrelated parties during a short period.

3.27   Power purchase and sales transactions in the Spot Market (Electric Energy Trading Chamber - CCEE)

Power purchase and sales transactions in CCEE are recorded on the accrual basis according to the information disclosed by the Trading Chamber or to estimates prepared by Companies Senior Management when these information are not available on time.

3.28   Operating segments

Operating segments are defined as business activities which may yield revenues and require expenses, whose operational results are regularly reviewed by the entity’s chief decision maker to underpin the decision-making regarding resources to be allocated to the segment and to evaluate its performance, and for which there is available individualized financial information.

3.29   Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. Other leases that do not meet the above characteristics are classified as operating.

3.30   Statement of Added Value - DVA

The purpose of this statement is to disclose the wealth generated by the Company and its distribution over a given period and it is presented as required by Brazilian Corporate Law, as part of its financial statements in accordance with accounting practices adopted in Brazil and as supplementary information to the IFRS financial statements, as it is not required by IFRS.

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3.31   New standards and changes and interpretations of standards not yet in effect

Several new standards, amendments to standards and interpretations will be effective for the years started after January 1, 2015, and have not been adopted to the preparation of these financial statements.

Those that may be relevant to the Company and its subsidiaries are mentioned below. The Company and its subsidiaries do not plan to adopt this standard in advance.

IFRS 9 - Financial instruments

Includes revised guidance on rating and measuring financial instruments, including a new model of expected credit losses for the impairment calculation on financial assets and new requirements on hedge accounting. The standard maintains existing guidance on recognition and derecognition of financial instrument in IAS 39.

IFRS 9 is effective for the years started on or after January 1, 2018 and early adoption is permitted.

IFRS 15 – Income from contracts with clients

Requires an entity to recognize the sum of income reflecting a consideration that they expect to receive in exchange for control of such assets and services. The new standard will replace the greater part of detailed guidance on recognition of income currently existing in IFRS when the new standard is adopted. The new standard will be applicable as of or after January 1, 2017 and early adoption is permitted by IFRS. The standard may be adopted retrospectively, using a cumulative effect approach. The Company and its subsidiaries are assessing the effects of IFRS 15 in the financial statements and in their disclosures, and have not selected yet the transition method for the new standard or determined the effects by the new standard in current financial reports.

4         Cash and cash equivalents

		Parent company		Consolidated
	12.31.2014	12.31.2013	12.31.2014	12.31.2013
Cash and bank accounts	1,485	1,787	152,373	130,311
Financial investments w ith immediate liquidity	33,377	8,623	587,758	1,611,321
	34,862	10,410	740,131	1,741,632

Financial investments refer to Bank Deposit Certificates - CDBs and Repurchase Agreements,  which are characterized by the sale of a security with the commitment, by the seller (Bank), to repurchase it, and by the purchaser, to resell it in the future. Applications are remunerated, on average, at the rate of the Interbank Deposit Certificate (Certificado de Depósito Interbancário or CDI, in Portuguese).

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5         Bonds and Securities

	Level		Parent company		Consolidated
Category	35.1	Index	12.31.2014	12.31.2013	12.31.2014	12.31.2013
Securities available for sale
Committed Operation	2	Fixed rate	-	-	93,558	26,995
Treasury Financial Letter - LFT	1	Selic	-	-	87,979	130,369
CDB - Bank Deposit Certificates	2	CDI	56	96	36,718	36,983
Nacional Financial Letter - LTN	1	Fixed rate	-	-	17,153	63,663
Financial Letter - LF Caixa	2	CDI	-	-	12,450	11,141
National Treasury Notes - Series F - NTN-F	1	CDI	-	-	2,001	1,990
Quotas in Funds	1	CDI	96	90	99	90
			152	186	249,958	271,231
Securities available for sale
Quotas in Funds	2	CDI	-	-	164,281	93,529
Nacional Financial Letter - LTN	1	Selic	-	-	52,798	60,800
Multimarket Fund	2	CDI	-	-	43,021	-
Financial Letter - LF	2	CDI	-	-	32,041	13,375
Term Deposits w ith Special Guarantees - DPGE	2	CDI	-	-	14,224	38,433
Real Estate Receivable Certificate - CRI	2	IGPDI	-	-	12,230	-
Committed Operation	2	Fixed rate	-	-	10,320	24,164
Loan - Credit Operation (Mutual)	2	IPCA	-	-	8,357	-
Debentures	2	CDI	-	-	2,961	3,215
CDB - Bank Deposit Certificates	2	CDI	-	-	1,128	-
Treasury	1	-	-	-	6	-
Treasury Financial Letter - LFT	1	Selic	-	-	-	5,011
			-	-	341,367	238,527
			152	186	591,325	509,758
		Current	152	186	459,115	389,222
		Noncurrent	-	-	132,210	120,536

Copel and its subsidiaries own securities yielding variable interest rates. The term of these securities ranges from 1 to 60 months from the end of the reporting period. None of these assets is overdue or impaired at year-end.

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Among the main amounts invested, there are exclusive funds and guarantees:

Consolidated	12.31.2014	12.31.2013
Exclusive funds
Copel Geração e Transmissão - Banco do Brasil	65,391	99,843
Copel Distribuição - Banco do Brasil	3	3
UEG Araucária - BNY Mellon Serviços Financeiros DTVM S.A.	167,629	124,946
UEG Araucária - Banco do Brasil	90,521	113,546
UEG Araucária - Caixa Econômica Federal	21,704	-
UEG Araucária - Bradesco	61,370	-
	406,618	338,338
Guarantees
Guarantee for the ANEEL auction	3,753	374
Guarantee for the Contracts for the Sale of Energy in the Regulated Environment – CCEARS	81,926	118,647
Collaterals for financing facilities to build hydroelectric pow er plants HPPs and transmission lines	62,049	16,452
Guarantee for the compliance w ith article 17 of law 11,428/2006 and possible authorization by Environmental Institute of Paraná (Instituto Ambiental do Paraná or IAP), by the Consórcio Energético Cruzeiro do Sul	36,662	33,849
	184,390	169,322

6         Collaterals  and Escrow Accounts

Consolidated		12.31.2014	12.31.2013
Collaterals and escrow accounts - STN (6.1)		56,956	45,371
Others		13,497	1,976
		70,453	47,347
	Current	13,497	1,976
	Noncurrent	56,956	45,371

6.1     Collateral - National Treasury Department (Secretaria do Tesouro Nacional or STN, in Portuguese)

Surety bonds and restricted deposits are offered to secure the repayment of the principal consisting of par bonds and discount bound when these payments are required on April 11, 2024 (Note 22.1). The amounts are adjusted by applying the weighted average of the percentage variations of the prices of zero-coupon bonds issued by the U.S. Treasury, according to the participation of each series of the instrument in the composition of the collateral portfolio made up to secure the payment of the principal under the Brazilian Financing Plan – 1992.

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7         Trade Accounts Receivable

Consolidated	Balances	Overdue	Overdue for	Balance	Balance
	falling due	up to 90 days	more than 90 days	12.31.2014	12.31.2013
Customers
Residential	188,300	109,802	45,809	343,911	262,180
Industrial	172,436	30,312	17,821	220,569	170,320
Commercial	147,786	34,624	20,230	202,640	152,308
Rural	28,049	9,717	2,216	39,982	35,054
Public entities	26,214	19,382	10,911	56,507	68,962
Public lighting	20,581	113	126	20,820	16,379
Public service	21,042	466	439	21,947	29,528
Unbilled	414,774	-	-	414,774	274,059
Energy installments plan	116,463	5,916	25,486	147,865	99,655
Low income subsidy - Eletrobras	13,368	-	-	13,368	25,415
State Government of Paraná - "Luz Fraterna"
program (Note 16.1.1)	2,680	-	-	2,680	78,987
Other receivables	43,206	11,076	48,813	103,095	58,379
	1,194,899	221,408	171,851	1,588,158	1,271,226
Concessionaires and Permission holder
Supply of electric power
CCEAR - auction	87,823	805	6,646	95,274	106,060
Bilateral contracts	98,424	-	25	98,449	79,031
CCEE (7.1)	483,685	11,201	14	494,900	45,642
Quota system	2	-	2	4	-
Reimbursement to generators	-	-	1,256	1,256	1,256
	669,934	12,006	7,943	689,883	231,989
Charges from using transmission grid
Transmission grid	16,028	-	2,357	18,385	17,110
Basic netw ork and connection grid	12,327	615	4,346	17,288	14,668
	28,355	615	6,703	35,673	31,778
Telecommunications	6,080	9,501	36,353	51,934	40,279
Gas distribution	44,332	2,306	437	47,075	32,496
Allowance for doubtful accounts (7.2)	-	-	(158,211)	(158,211)	(137,454)
	1,943,600	245,836	65,076	2,254,512	1,470,314
Current	1,867,904	245,836	65,076	2,178,816	1,337,628
Noncurrent	75,696	-	-	75,696	132,686

7.1     Electric Energy Trading Chamber - CCEE

Of the balance presented referring to November and December 2014 installments, the amount of R$470,268 refers to UEG Araucária. The financial settlement for the months of November and December was partially received on January 14, 2015 in the amount of R$160,757, and on February 02,2015 in the amount of R$124,273, respectively. The remaining balance relating to the financial settlement of November and December is expected to be received by March 2015.

32

7.2     Allowance for doubtful accounts

Consolidated	Balance as of	Additions /		Balance as of	Additions /		Balance as of
	1.01.2013	(reversals)	Write off	12.31.2013	(reversals)	Write off	12.31.2014
Customers, concessionaries
and permission holder
Residential	39,229	19,197	(12,249)	46,177	25,323	(11,982)	59,518
Industrial	30,992	9,739	(5,700)	35,031	14,762	(11,479)	38,314
Commercial	24,012	5,285	(2,532)	26,765	18,400	(5,327)	39,838
Rural	5,526	1,621	(740)	6,407	(4,798)	(336)	1,273
Public entities	9,316	3,727	-	13,043	(3,888)	-	9,155
Public lighting	129	(48)	-	81	-	-	81
Public service	113	70	-	183	71	6	260
Concessionaires and permission holder	224	6,414	(125)	6,513	917	(701)	6,729
Telecommunications	3,221	866	(833)	3,254	1,023	(1,234)	3,043
	112,762	46,871	(22,179)	137,454	51,810	(31,053)	158,211

8         CRC Transferred to the State Government of Paraná

By means of a fourth amendment dated January 21, 2005, the Company renegotiated with the Government of Paraná the outstanding CRC (Account for Compensation of Income and Losses) balance as of December 31, 2004, in the amount of R$1,197,404, to be paid in 244 installments under the Price amortization system, restated according to the IGP-DI inflation index plus interest of 6.65% p.y., which are received monthly, with the first installment due on January 30, 2005 and the others due in subsequent and consecutive months.

The State Government is paying the renegotiated amounts in accordance with the fourth amendment. Amortizations are secured by resources from dividends.

8.1     Changes in CRC

Parent company and Consolidated	Current assets	Noncurrent assets	Total
As of 1.01.2013	75,930	1,308,354	1,384,284
Interest	87,149	-	87,149
Monetary variations	2,522	69,677	72,199
Transfers	82,925	(82,925)	-
Amortizations	(163,078)	-	(163,078)
As of 12.31.2013	85,448	1,295,106	1,380,554
Interest	86,630	-	86,630
Monetary variations	1,418	47,584	49,002
Transfers	93,161	(93,161)	-
Amortizations	(172,078)	-	(172,078)
As of 12.31.2014	94,579	1,249,529	1,344,108

33

8.2     Maturity of noncurrent installments

Parent company and Consolidated	12.31.2014
2016	100,869
2017	107,577
2018	114,732
2019	122,362
2020	130,499
After 2021	673,490
1,249,529

9         Net Sectorial Financial Assets

As mentioned in Note no. 3.6, Copel Distribuição applied the OCPC 08 from the year ended 12.31.2014, recording sectorial financial assets against net operating revenue. This record was possible upon the Company  entering into the 4th Amendment to Concession Agreement 046/99 on December 10, 2014. The composition and  changes of sector financial assets are as follows.

9.1     Changes in net sectorial financial assets

Initial recognition					Balance as of
	as of 12.10.2014	Deferrals	Amortization	Updating	12.31.2014
Fuel Consumption Account - CCC	4,757	-	(503)	-	4,254
Charges for using the transmission system - basic grid	89,226	8,932	(1,692)	386	96,852
Electricity purchased for resale - Itaipu	(94,232)	(13,789)	(292)	(388)	(108,701)
Charges for system services - ESS	(370,572)	(8,182)	9,663	(1,674)	(370,765)
Energy Development Account - CDE	16,304	635	(137)	90	16,892
Incentive Program to Alternative Electricity Sources - Proinfa	5,148	-	(544)	-	4,604
Electricity purchased for resale - CVA Energ	601,099	18,976	(19,175)	2,574	603,474
Transport of energy purchased from Itaipu	1,867	201	(20)	9	2,057
Other financial components	751,342	43,143	(8,289)	6,281	792,477
	1,004,939	49,916	(20,989)	7,278	1,041,144
				Current	609,298
				Noncurrent	431,846

34

9.2     Composition of net sectorial financial assets balances per tariff cycle

Consolidated	Current assets	Noncurrent assets
	12.31.2014	12.31.2014
Sectoral financial assets - Electricity rate adjustment recoverable 2014
CCC	4,254	-
Basic Netw ork	14,304	-
Electricity purchased from Itaipu	2,469	-
ESS	(81,703)	-
CDE	1,160	-
Proinfa	4,604	-
CVA Energ	162,114	-
Transport of energy purchased from Itaipu	165	-
Other financial components	70,085	-
	177,452	-
Sectoral financial assets - Electricity rate adjustment recoverable 2015
Basic Netw ork	41,274	41,274
Electricity purchased from Itaipu	(55,585)	(55,585)
ESS	(144,531)	(144,531)
CDE	7,866	7,866
CVA Energ	220,680	220,680
Transport of energy purchased from Itaipu	946	946
Other financial components
Deferral IRT 2013	140,337	140,337
Deferral IRT 2014 (constitution)	159,364	159,364
Other financial components	61,495	61,495
	431,846	431,846
	609,298	431,846

9.3     Copel Distribuição Tariff Adjustment

 On June 24, 2014, the Aneel issued the Ratifying Resolution 1,740, which approved the Annual Tariff Adjustment for Copel Distribuição at the rate of 35.05%. This adjustment does not include the partial deferral of the tariff adjustment for 2013 as required by Copel Distribuição and approved by Aneel in 2013, whose adjusted amount on June 2014 totaled R$275,910. The percentage of adjustment in 2014 would reach 39.71% if it included such amount.

Copel Distribuição required from Aneel the suspensive effect of the tariff adjustment for 2014 with the purpose of deferring the application of the authorized tariff adjustment index of 35.05%. Aneel accepted the Company's request and, by issuing the Ratifying Resolution 1,763, approved the partial deferral of the tariff adjustment for 2014, which was equivalent to R$622,427.

At December 31, 2014, the accumulated amounts related to these deferrals, as adjusted at the General Market Price Index (IGP-M), totaled R$776,854, being comprised of the Tariff Adjustment Index (IRT) for 2013 amounting to R$177,452, the deferral of IRT 2014 (constitution) amounting to R$280,674, and the remaining balance of the Sector-based Financial Assets - Tariff Adjustment for 2014 amounting to R$318,728.

35

Taking into account the approved deferral for 2014 and the postponement of the deferral for 2013, which are to be included in future tariff adjustments, the average adjustment rate applied was 24.86%, retroactively to June 24, 2014.

10      Accounts Receivable Related to the Concession

10.1   Changes in accounts receivable related to the concession

		Noncurrent assets
	Current		Special
Balances	assets	Assets	liabilities	Consolidated
As of 1.01.2013	5,319	4,557,599	(1,911,773)	2,651,145
Capitalization of intangible assets in progress	-	712,947	(82,878)	630,069
Transfers from current to noncurrent	21,532	(21,532)	-	-
Transfers to charges for use of main distributions
and transmission grid - customers	(22,455)	-	-	(22,455)
Transfers to property, plant and equipment	-	(1,562)	-	(1,562)
Transfer to property, plant and equipment - Resolution 367/2009	-	1,082	-	1,082
Transfers to intangible assets in service	-	(2,589)	-	(2,589)
Monetary variations	-	210,310	(102,051)	108,259
Remuneration	-	33,974	-	33,974
Construction income	-	136,536	-	136,536
Write-offs	-	(28,233)	3,235	(24,998)
Write-offs - Resolution 367/2009	-	(20,797)	-	(20,797)
As of 12.31.2013	4,396	5,577,735	(2,093,467)	3,488,664
Capitalization of intangible assets in progress	-	785,325	(119,829)	665,496
Transfers from current to noncurrent	38,741	(38,741)	-	-
Transfers to charges for use of main distributions
and transmission grid - customers	(35,707)	-	-	(35,707)
Transfers to property, plant and equipment	-	(11,073)	-	(11,073)
Monetary variations	-	148,864	(71,875)	76,989
Remuneration	-	58,782	-	58,782
Construction income	-	206,150	-	206,150
Write-offs	-	(40,050)	16,166	(23,884)
As of 12.31.2014	7,430	6,686,992	(2,269,005)	4,425,417

Management determined the valuation of the assets subject to indemnification, applying the new replacement value methodology, and concluded that the expected indemnification supports the amount registered at December 31, 2014.

10.2   Commitments regarding transmission

Commitments with suppliers of equipment and services related to the following projects:

Transmission Lines and Substations	Value
Contract 010/10 - TL Araraquara 2 - Taubaté	233,974
Contract 022/12 - TL 230 kV - Foz do Chopim - Salto Osorio C2 and Londrina Figueira	38,457
Contract 002/13 - TL 230 kV Assis - Paraguaçu Paulista	48,254
Contract 005/14 - TL 230 kV Bateias-Curitiba Norte and SE 230 kV Curitiba Norte	51,800
Contract 021/14 - TL 230 kV Foz do Chopim Realeza Sul and SE 230 kV Realeza Sul	2,933
Contract 022/14 - TL 500kV Londrina- Assis	6,244

36

11      Accounts Receivable Related to the Concession Extension

The Company received the installments overdue until September 2014 and the Management’s expectation is to receive the remaining installments, in the amount of R$95,619 on December 31, 2014, in arrears as soon as the Energy Development Account - CDE resources are returned by the Granting Authority.

11.1   Changes in the accounts receivable related to the concession extension

	Current	Noncurrent
Balances	assets	assets	Consolidated
As of 1.01.2013	356,085	717,805	1,073,890
Transfers from noncurrent to current	352,160	(352,160)	-
Amortizations	(440,656)	-	(440,656)
Monetary variations	43,591	-	43,591
Remuneration	40,981	-	40,981
As of 12.31.2013	352,161	365,645	717,806
Transfers from noncurrent to current	205,428	(205,428)	-
Amortizations	(306,814)	-	(306,814)
Monetary variations	28,672	-	28,672
Remuneration	21,599	-	21,599
As of 12.31.2014	301,046	160,217	461,263

12      Other receivables

		Parent company		Consolidated
	12.31.2014	12.31.2013	12.31.2014	12.31.2013
Transfer CDE (12.1)	-	-	210,808	51,067
Services in progress (a)	10,795	3,226	96,107	94,000
Advances to suppliers (b)	-	6	95,311	122,311
Advances to employees	1,537	533	24,452	27,831
Advance for severance estate	-	-	16,159	40,403
Decommissioning in progress	-	-	11,211	10,980
Partnership in consortiums	-	-	102	25,540
Other receivables	666	104	46,992	53,193
	12,998	3,869	501,142	425,325
Current	12,695	3,869	415,818	395,890
Noncurrent	303	-	85,324	29,435
(a) It refers mostly to R&D programs and EER, w hich after its completion, are offset against their liability recorded for this purpose, as regulatory legislation.
(b) Refers to advances to suppliers provided on contractual clauses.

37

12.1   CDE Transfer

The balance due on 12.31.2014 of R$210,808 refers to CDE funds to cover tariffs discounts for users of public distribution service, according to Ratifying Resolution no. 1.586 of August 13, 2013. Additionally, Aneel also approved the monthly amount of R$28,697 (Resolution No. 1.763/14) to be transferred to Copel Distribuição, in CDE funds, from June 2014 to May 2015 which R$26,712 is to cover tariffs discounts as established in Decree No. 7.891 of January 23, 2013 and R$1,985 regarding the difference between the estimated and actual sums during the period from February 2013 to May 2014. The Company received installments up to the May 2014 on December 31, 2014 and two more (June and July 2014) in January 2015, and expects to receive the remainder as soon as the CDE has its funds restored with the 2015 quotas.

Of the balance shown on 12.31.2013, the amount of R$30,025 transferred in 2014 refers to CDE funds for compensation of additional electricity costs provided for in Decree No. 7.945 of March 07, 2013, aiming to neutralize the distribution companies exposure in the spot market and the hydrological risk observed in the period, which led to the activation order of thermoelectric power plants by reason of energy security.

13      Inventories

Consolidated
Operation / Maintenance	12.31.2014	12.31.2013
Copel Distribuição	101,399	96,866
Copel Geração e Transmissão	29,389	31,298
Copel Telecomunicações	17,684	10,046
Compagás	2,150	1,068
	150,622	139,278

14      Taxes

14.1   Income tax and social contribution

		Parent company		Consolidated
	12.31.2014	12.31.2013	12.31.2014	12.31.2013
Current assets
Income tax and social contribution paid in advance	114,730	42,494	448,599	375,722
Income tax and social contribution to be offset against liability	(35,818)	-	(343,525)	(242,564)
	78,912	42,494	105,074	133,158
Noncurrent assets
Income tax and social contribution recoverable	114,195	169,717	128,615	197,659
	114,195	169,717	128,615	197,659
Current liabilities
Income tax and social contribution due	38,260	-	653,406	540,184
Income tax and social contribution to be offset against asset	(35,818)	-	(343,525)	(242,564)
	2,442	-	309,881	297,620

38

14.2   Deferred income tax and social contribution

14.2.1     Change in deferred income tax and social contribution

Parent company			Recognized in			Recognized in
		Recognized	comprehensive		Recognized	comprehensive
Balance as of		in income	income	Balance as of	in income	income	Balance as of
	1.01.2013	for the year	for the year	12.31.2013	for the year	for the year	12.31.2014
Noncurrent assets
Provisions for legal claims	102,780	(8,313)	-	94,467	6,623	-	101,090
Amortization of concession rights	18,085	257	-	18,342	256	-	18,598
Provision Finam	4,795	(710)	-	4,085	(628)	-	3,457
CPC 33 effects - employee benefits	-	-	738	738	-	1,262	2,000
Allow ance for doubtful accounts	1,478	-	-	1,478	-	-	1,478
Pension and healthcare plans	-	-	-	-	771	-	771
Interest on ow n capital	21,709	(21,709)	-	-	-	-	-
Others	431	1,341	-	1,772	208	-	1,980
	149,278	(29,134)	738	120,882	7,230	1,262	129,374
(-) Non-current liabilities
Provision for negative goodw ill	25,297	-	-	25,297	-	-	25,297
CPC 38 effects - financial instruments	6,787	(2,303)	(104)	4,380	1,536	(65)	5,851
	32,084	(2,303)	(104)	29,677	1,536	(65)	31,148
Net	117,194	(26,831)	842	91,205	5,694	1,327	98,226

Consolidated			Recognized in				Recognized in
		Recognized	comprehensive			Recognized	comprehensive
Balance as of		in income	income		Balance as of	in income	income	Balance as of
	1.01.2013	for the year	for the year	Other	12.31.2013	for the year	for the year	12.31.2014
Noncurrent assets
Provisions for legal claims	338,028	37,308	-	-	375,336	92,229	-	467,565
CPC 01 effects - impairment of assets	-	-	-	-	-	274,476	-	274,476
Pension and healthcare plans	178,312	17,172	-	-	195,484	24,887	-	220,371
Provision for electricity purchase	97,033	8,074	-	-	105,107	57,136	-	162,243
Provision for R&D & PEE	46,790	19,976	-	-	66,766	26,815	-	93,581
CPC 33 effects - employee benefits	58,944	-	73,579	-	132,523	-	(48,584)	83,939
Allow ance for doubtful accounts	41,452	8,230	-	-	49,682	11,492	-	61,174
ICPC 01 effects - concession contracts	87,299	(17,717)	-	-	69,582	(23,323)	-	46,259
Amortization of concession rights	36,429	257	-	-	36,686	256	-	36,942
Provision for profit sharing	9,671	16,882	-	-	26,553	3,885	-	30,438
INSS - injunction on judicial deposit	-	6,773	-	16,483	23,256	6,351	-	29,607
Tax loss and negative calculation basis	2,486	7,227	-	-	9,713	8,115	-	17,828
Provision to tax losses	14,847	93	-	-	14,940	2,174	-	17,114
Voluntary termination program/retirement	53,986	(52,670)	-	-	1,316	(1,292)	-	24
Interest on ow n capital	21,709	(21,709)	-	-	-	-	-	-
Others	18,916	(1,501)	579	-	17,994	7,252	(408)	24,838
	1,005,902	28,395	74,158	16,483	1,124,938	490,453	(48,992)	1,566,399
(-) Non-current liabilities
CPC 27 effects - deemed cost	689,160	(52,619)	-	-	636,541	(50,760)	-	585,781
Sectoral financial assets	-	-	-	-	-	353,989	-	353,989
Deferral of capital gain	175,450	(67,916)	-	-	107,534	(67,916)	-	39,618
Provision for negative goodw ill	25,297	-	-	-	25,297	-	-	25,297
ICPC 01 effects - concession contracts	115	-	-	-	115	19,113	-	19,228
CPC 38 effects - financial instruments	15,042	(5,885)	(1,881)	-	7,276	1,235	(110)	8,401
Capitalization of financial charges	5,357	-	-	-	5,357	-	-	5,357
Others	4,732	5,364	(190)	-	9,906	8,939	(945)	17,900
	915,153	(121,056)	(2,071)	-	792,026	264,600	(1,055)	1,055,571
Net	90,749	149,451	76,229	16,483	332,912	225,853	(47,937)	510,828
Assets presented in the Statement
of Financial Position	681,285				753,413			526,046
Liabilities presented in the Statement
of Financial Position	(590,536)				(420,501)			(15,218)
Net	90,749				332,912			510,828

39

14.3   Other recoverable taxes and other taxes due

	Parent company			Consolidated
	12.31.2014	12.31.2013	12.31.2014	12.31.2013
Current assets
Recoverable ICMS (VAT)	-	-	92,247	43,092
Recoverable PIS/Pasep and Cofins taxes	-	-	69,771	61,093
PIS/Pasep and Cofins to be offset against liability	-	-	(66,263)	(35,596)
Other recoverable taxes	-	-	530	1,424
	-	-	96,285	70,013
Noncurrent assets
Recoverable ICMS	-	-	34,977	72,347
PIS/Pasep and Cofins	-	-	55,206	51,653
Other taxes recoverable		-	33,298	498
	-	-	123,481	124,498
Current liabilities
ICMS payable	-	-	85,674	184,369
PIS/Pasep and Cofins payable	5,568	25,400	97,758	79,291
PIS/Pasep and Cofins recoverable w ith assets	-	-	(66,263)	(35,596)
Withholding tax over the interest on net equity	-	-	2,222	39,440
Other taxes	29	81	17,938	33,227
	5,597	25,481	137,329	300,731
Noncurrent liabilities
INSS payable - injunction on judicial deposit	820	40	87,129	68,402
	820	40	87,129	68,402

14.4   Reconciliation of provision for income tax and social contribution

	Parent company		Consolidated
	12.31.2014	12.31.2013	12.31.2014	12.31.2013
Income before IRPJ and CSLL	1,238,514	1,099,391	1,857,631	1,506,504
IRPJ and CSLL (34%)	(421,095)	(373,793)	(631,595)	(512,211)
Tax effects on:
Equity in income	376,260	283,340	47,897	32,423
Interest on ow n capital	10,200	61,200	10,200	61,200
Dividends	238	309	238	309
Finam	1,745	1,972	1,745	1,972
Non-deductible expenses	(39)	(20)	(8,209)	(3,130)
Tax incentives	103	-	20,248	10,364
Offsetting of tax loss and negative basis of CSLL	-	-	35,146	-
Difference betw een the calculation bases of deemed profit and
taxable profit	-	-	1,924	-
Others	24	161	390	4,004
Current IRPJ and CSLL	(38,258)	-	(747,869)	(554,520)
Deferred IRPJ and CSLL	5,694	(26,831)	225,853	149,451
Effective rate - %	2.6%	2.4%	28.1%	26.9%

40

15      Judicial Deposits

		Parent company		Consolidated
	12.31.2014	12.31.2013	12.31.2014	12.31.2013
Tax	272,462	271,827	437,100	417,570
Labor	1,085	-	144,251	118,240
Civil
Suppliers	-	-	95,558	95,558
Civil	389	288	43,412	28,849
Easements	-	-	8,036	8,106
Customers	-	-	3,391	2,397
	389	288	150,397	134,910
Other	-	-	4,505	4,505
	273,936	272,115	736,253	675,225

41

16      Related Parties

16.1   Related party credits

	Parent company			Consolidated
	12.31.2014	12.31.2013	12.31.2014	12.31.2013
Controlling shareholder
State of Paraná (16.1.1)	137,137	-	137,137	-
	137,137	-	137,137	-
Subsidiaries
Dividends and/or interests on own capital
Copel Geração e Transmissão	202,617	321,902	-	-
Copel Distribuição	124,791	-	-	-
Copel Telecomunicações	31,300	21,585	-	-
Compagás	7,312	2,239	-	-
Elejor	3,189	28,718	-	-
UEG Araucária	6,267	-	-	-
Nova Asa Branca I	113	-	-	-
Nova Asa Branca II	155	-	-	-
Nova Asa Branca III	74	-	-	-
Nova Eurus IV	46	-	-	-
Santa Maria	170	-	-	-
Santa Helena	175	-	-	-
Ventos de Santo Uriel	235	5	-	-
	376,444	374,449	-	-
Structure sharing
Copel Renováveis	1,137	-	-	-
Copel Participações	788	-	-	-
	1,925	-	-	-
Financing transferred - STN
Copel Distribuição (16.1.2)	71,197	64,815	-	-
	71,197	64,815	-	-
Associate and Jointly-controlled companies
Dividends and/or interests on own capital
Dona Francisca Energética	-	85	-	85
SANEPAR	6,211	-	6,211	-
Dominó Holdings	1,211	6,311	4,072	6,311
Costa Oeste	-	-	313	478
Marumbi	-	-	2,211	403
Transmissora Sul Brasileira	-	-	665	360
Caiuá	-	-	566	88
Integração Maranhense	-	-	227	227
Matrinchã	-	-	8,116	840
Guaraciaba	-	-	3,930	182
Cantareira	-	-	21	-
	7,422	6,396	26,332	8,974
Other investments	-	526	-	526
	594,125	446,186	163,469	9,500
Current assets - Dividends receivable	383,866	381,371	26,332	9,500
Current assets - Related parties	1,925	-	-	-
Noncurrent assets	208,334	64,815	137,137	-

42

16.1.1     Credit related to “Luz Fraterna”

During the 2065th Board Meeting held on September 9, 2013, Copel’s board approved the transfer of the Paraná State Government debt on the “Luz Fraterna” (Fraternal Light) program, from Copel Distribuição to Copel, as well as changes to the procedures so that future debts of this government program are undertaken by Copel.

Aneel agreed to the transaction through order n° 1560 of May 13, 2014. On 05.31.2014, the "Credit Assignment Instrument" was signed and it transferred receivables of Copel Distribuição to Copel with regard to the Luz Fraterna account, for the period from September 2010 to February 2014, including charges for payment delay (2% fine, monetary restatement calculated on the IGPM variation plus 1% monthly interest), totaling R$115,696, maturing on May 31, 2014. Copel, in turn, made the transfer of the same amount to Copel Distribuição to settle overdue invoices.

The instrument also establishes that Copel Distribuição semiannually performs the transfer to Copel, as credit rights, of subsequent billing charges for payment delay (2% fine, monetary restatement calculated on the IGPM variation plus 1% monthly interest) related to the Luz Fraterna Program eventually not settled from March 01, 2014. In this context, the amount of R$21,441 was transferred in 2014.

Copel, in turn, will be expected to transfer the same amount to Copel Distribuição to settle overdue invoices. A transfer default on the part of Copel to Copel Distribuição shall imply a monetary restatement calculated on IGPM variation until the date of actual transfer.

Copel shall issue a debit note to the Government of the State of Paraná based on the Credit Assignment Instrument. A monetary restatement calculated by IGPM plus monthly interest of 1% shall be applicable from the date of issue of the debit note until the effective payment by the Government of the State of Paraná.

16.1.2     Financing transferred - STN

The Company transferred loans and financing to its wholly owned subsidiaries at the time of constitution in 2001. However, since the contracts for the transfers to the respective subsidiaries were not formalized with the financial institutions, they remain recognized in the parent company.

This financing was transferred bearing the same charges assumed by the Company and is reported separately, as a receivable from the wholly owned subsidiaries, and as liabilities for loans and financing in the subsidiaries (Note 22.1).

43

16.2   Obligations with related parties

On December 31, 2013, CRC balance of R$1,380,554 was transferred from Copel Distribuição to Copel, as approved by Aneel, Order no. 4.222 of November 12, 2013, with debt discharge of existing loan amounting to R$912,237. The remaining balance of R$468,317 was settled in three consecutive installments up to May 05, 2014.

17      Investments

17.1   Business combination

17.1.1     São Bento Energia, Investimentos e Participações S.A.

On October 16, 2014, the Company purchased Galvão Participações S.A., 100% stake in São Bento Energia, Investimentos e Participações S.A., which holds the shareholding control of GE Olho D’Água S.A., GE Boa Vista S.A., GE Farol S.A. and GE São Bento do Norte S.A..

The acquisition of this undertaking fulfills Copel's strategic purpose of increasing its participation in the energy generation industry by adding renewable sources to its energy mix.

The authorization right generated in the acquisition was allocated to the group of Investments in the individual balance of the parent company, and to the group of intangibles in the consolidated balance sheet, and it will be amortized as of January 2015 up to the expiration of authorizations of subsidiaries by São Bento Energia in 2046.

Acquired participation
Consideration transferred	213,426
Equity as of 09.30.2014	(124,589)
Authorization right	88,837

The following data detail the composition of acquired assets and assumed liabilities that were recognized on the acquisition date and that correspond to their fair values:

09.30.2014	Acquired net assets
ASSETS	136,369
Current assets	13,378
Noncurrent assets	122,991
Long-term assets	178
Investments	122,813
LIABILITIES	136,369
Current liabilities	11,774
Noncurrent liabilities	6
Equity	124,589

If this project had been consolidated as of January 1, 2014 in the consolidated statement of income, the income of R$9,845 would have been included.

44

17.2   Changes in investments

Parent company	Balances as of 1.01.2014	Equity	Equity valuation adjustments	Investment and/or advance for future capital increase	Business combinations	Amorti- zation	Proposed dividends and interest on own capital	Other	Balances as of 12.31.2014
Subsidiaries (17.3)
Copel Geração e Transmissão	6,796,817	682,386	63,278	-	-	-	(1,057,903)	-	6,484,578
Copel Distribuição	3,366,685	437,864	46,817	603,000	-	-	(124,791)	-	4,329,575
Copel Telecomunicações	352,939	58,584	(11,081)	36,100	-	-	(19,385)	-	417,157
Copel Renováveis	407	(7,757)	(2,265)	7,470	-	-	-	-	(2,145)
Copel Participações	407	(4,215)	249	5,052	-	-	-	226,889 (a)	228,382
UEG Araucária	140,352	94,330	-	-	-	-	(44,267)	-	190,415
Compagás	120,168	30,786	(790)	-	-	-	(8,371)	-	141,793
Elejor	50,412	13,429	(1,282)	-	-	-	(3,189)	-	59,370
Elejor - concession right	16,779	-	-	-	-	(755)	-	-	16,024
São Bento	-	4,432	-	-	124,589	-	-	-	129,021
São Bento - authorization right	-	-	-	-	88,837	-	-	-	88,837
Cutia	-	(342)	-	24,417	11,613	-	-	20,590 (b)	56,278
Cutia - authorization right	-	-	-	-	8,712	-	-	-	8,712
Nova Asa Branca I	10,864	1,586	-	-	-	-	(113)	-	12,337
Nova Asa Branca I - authorization right	51,659	-	-	3,320	-	-	-	-	54,979
Nova Asa Branca II	13,505	2,012	-	-	-	-	(155)	-	15,362
Nova Asa Branca II - authorization right	51,745	-	-	3,342	-	-	-	-	55,087
Nova Asa Branca III	14,678	1,160	-	-	-	-	(74)	-	15,764
Nova Asa Branca III - authorization right	49,948	-	-	3,394	-	-	-	-	53,342
Nova Eurus IV	10,857	882	-	-	-	-	(46)	-	11,693
Nova Eurus IV - authorization right	53,154	-	-	3,429	-	-	-	-	56,583
Santa Maria	31,029	1,465	-	29,700	-	-	(170)	-	62,024
Santa Maria - authorization right	26,813	-	-	2,608	-	-	-	-	29,421
Santa Helena	36,126	1,478	-	30,760	-	-	(175)	-	68,189
Santa Helena - authorization right	28,955	-	-	2,719	-	-	-	-	31,674
Ventos de Santo Uriel	14,288	977	-	-	-	-	(231)	-	15,034
Ventos de S. Uriel - authorization right	13,445	-	-	1,426	-	-	-	-	14,871
	11,252,032	1,319,057	94,926	756,737	233,751	(755)	(1,258,870)	247,479	12,644,357
Joint ventures (17.4)
Dominó Holdings	456,703	59,422	(3,316)	-		-	(6,804)	(506,005) (c)	-
Cutia	5,625	24	-	145	(5,794)	-	-	-	-
Cutia - authorization right	5,809	-	-	-	(5,809)	-	-	-	-
Voltalia (17.4.2)	-	1,179	-	51,242	-	-	-	-	52,421
Voltalia - authorization right (17.4.2)	-	-	-	11,693	-	-	-	-	11,693
	468,137	60,625	(3,316)	63,080	(11,603)	-	(6,804)	(506,005)	64,114
Associates (17.5)
SANEPAR	-	15,919	633	-	-	-	(13,357)	279,116 (d)	282,311
Dona Francisca Energética	58,176	10,076	-	-	-	-	(14,344)	-	53,908
Foz do Chopim Energética	15,788	8,467	-	-	-	-	(9,348)	-	14,907
Sercomtel	-	(3,750)	-	3,750	-	-	-	-	-
Carbocampel	1,407	(4)	-	118	-	-	-	-	1,521
Dois Saltos	720	-	-	-	-	-	-	-	720
Copel Amec	182	10	-	-	-	-	-	-	192
Escoelectric	-	(124)	-	258	-	-	-	-	134
	76,273	30,594	633	4,126	-	-	(37,049)	279,116	353,693
Other investments
Finam	1,323	-	(1)	-	-	-	-	-	1,322
Finor	212	-	11	-	-	-	-	-	223
Investco S.A.	9,210	-	184	-	-	-	-	-	9,394
Nova Holanda Agropecuária S.A.	14,868	-	-	-	-	-	-	(14,868) (e)	-
Provision for loss Nova Holanda	(6,981)	-	-	-	-	-	-	6,981 (e)	-
Advance for future investment	233,469	-	-	3,494	(218,753)	-	-	(18,210) (f)	-
Other investments	7,076	-	(384)	-	-	-	-	-	6,692
	259,177	-	(190)	3,494	(218,753)	-	-	(26,097)	17,631
	12,055,619	1,410,276	92,053	827,437	3,395	(755)	(1,302,723)	(5,507)	13,079,795
(a) Transfer of shares of Dominó Holdings from Copel to Copel Participações (Note 17.4.1).
(b) Transfer of assets (projects) from Copel to Cutia.
(c) R$ 279,116: corporate restructuring of Dominó Holdings (Notes 17.4.1 and 17.5.1), and R$ 226,889: transfer of Dominó Holdings shares to Copel Participações (Note 17.4.1).
(d) Acquisition of shares (Note 17.5.1).
(e) Investment alienation and reversal of provision for losses.
(f) Transfers to intangible assets (Note 19).

45

Parent company	Balance as of 1.01.2013	Equity	Equity valuation adjustments	Investment and/or advance for future capital increase	Amorti- zation	Proposed dividends and interest on own capital	Reversal of provision for loss	Balance as of 12.31.2013
Subsidiaries (17.3)
Copel Geração e Transmissão	6,167,382	1,000,889	(49,212)	-	-	(322,242)	-	6,796,817
Copel Distribuição	3,535,388	(78,509)	(90,194)	-	-	-	-	3,366,685
Copel Telecomunicações	328,145	47,732	(6,934)	-	-	(16,004)	-	352,939
Copel Renováveis	-	(423)	-	830	-	-	-	407
Copel Participações	-	(441)	-	848	-	-	-	407
UEG Araucária	133,119	7,233	-	-	-	-	-	140,352
Compagás	113,375	9,428	-	-	-	(2,635)	-	120,168
Elejor	52,403	29,363	-	-	-	(31,354)	-	50,412
Elejor - concession right	17,534	-	-	-	(755)	-	-	16,779
Nova Asa Branca I	-	(32)	-	10,896	-	-	-	10,864
Nova Asa Branca I - authorization right	-	-	-	51,659	-	-	-	51,659
Nova Asa Branca II	-	(15)	-	13,520	-	-	-	13,505
Nova Asa Branca II - authorization right	-	-	-	51,745	-	-	-	51,745
Nova Asa Branca III	-	(20)	-	14,698	-	-	-	14,678
Nova Asa Branca III - authorization right	-	-	-	49,948	-	-	-	49,948
Nova Eurus IV	-	(26)	-	10,883	-	-	-	10,857
Nova Eurus IV - authorization right	-	-	-	53,154	-	-	-	53,154
Santa Maria	-	14	-	31,015	-	-	-	31,029
Santa Maria - authorization right	-	-	-	26,813	-	-	-	26,813
Santa Helena	-	46	-	36,080	-	-	-	36,126
Santa Helena - authorization right	-	-	-	28,955	-	-	-	28,955
Ventos de Santo Uriel	-	31	-	14,262	-	(5)	-	14,288
Ventos de S. Uriel - authorization right	-	-	-	13,445	-	-	-	13,445
	10,347,346	1,015,270	(146,340)	408,751	(755)	(372,240)	-	11,252,032
Joint ventures
Dominó Holdings	358,114	96,635	18,881	-	-	(16,927)	-	456,703
Cutia	5,247	(465)	-	843	-	-	-	5,625
Cutia - authorization right	5,809	-	-	-	-	-	-	5,809
	369,170	96,170	18,881	843	-	(16,927)	-	468,137
Associates (17.5)
Sercomtel	10,567	(13,567)	-	3,000	-	-	-	-
Dona Francisca Energética	59,753	8,963	-	-	-	(10,540)	-	58,176
Foz do Chopim Energética	15,872	10,316	-	-	-	(10,400)	-	15,788
Carbocampel	1,413	(6)	-	-	-	-	-	1,407
Dois Saltos	300	-	-	420	-	-	-	720
Copel Amec	180	2	-	-	-	-	-	182
Escoelectric	-	(318)	-	318	-	-	-	-
	88,085	5,390	-	3,738	-	(20,940)	-	76,273
Other investments
Finam	1,323	-	-	-	-	-	-	1,323
Finor	312	-	(100)	-	-	-	-	212
Investco S.A.	9,282	-	(72)	-	-	-	-	9,210
Nova Holanda Agropecuária S.A.	14,868	-	-	-	-	-	-	14,868
Provision for loss Nova Holanda	(14,868)	-	-	-	-	-	7,887	(6,981)
Advance for future investment	46,631	-	-	186,838	-	-	-	233,469
Other investments	7,210	-	(134)	-	-	-	-	7,076
	64,758	-	(306)	186,838	-	-	7,887	259,177
	10,869,359	1,116,830	(127,765)	600,170	(755)	(410,107)	7,887	12,055,619

46

Consolidated	Balances as of 1.01.2014	Equity	Equity valuation adjustments	Investment and/or advance for future capital increase	Business combinations	Proposed dividends and interest on own capital	Other	Balances as of 12.31.2014
Joint ventures (17.4)
Dominó Holdings	456,703	60,739	(2,822)	-	-	(10,170)	(279,116) (a)	225,334
Cutia	5,625	24	-	145	(5,794)	-	-	-
Voltalia (17.4.1)	-	1,179	-	51,242	-	-	-	52,421
Voltalia - authorization right (17.4.1)	-	-	-	11,693	-	-	-	11,693
Costa Oeste	18,700	1,317	-	3,742	-	165	-	23,924
Marumbi	21,797	9,311	-	34,448	-	(1,809)	-	63,747
Transmissora Sul Brasileira	63,797	2,799	-	7,000	-	(305)	-	73,291
Caiuá	40,318	2,009	-	2,911	-	(477)	-	44,761
Integração Maranhense	85,378	3,541	-	2,916	-	-	-	91,835
Matrinchã	97,999	30,553	-	321,987	-	(7,277)	-	443,262
Guaraciaba	38,828	15,783	-	95,117	-	(3,749)	-	145,979
Paranaíba	17,850	3,172	-	47,286	-	-	-	68,308
Mata de Santa Genebra	-	(1,153)	-	27,304	-	-	-	26,151
Cantareira	-	87	-	15,207	-	(21)	-	15,273
	846,995	129,361	(2,822)	620,998	(5,794)	(23,643)	(279,116)	1,285,979
Associates (17.5)
SANEPAR	-	15,919	633	-	-	(13,357)	279,116 (b)	282,311
Dona Francisca	58,176	10,076	-	-	-	(14,344)	-	53,908
Foz do Chopim	15,788	8,467	-	-	-	(9,348)	-	14,907
Sercomtel	-	(3,750)	-	3,750	-	-	-	-
Carbocampel	1,407	(4)	-	118	-	-	-	1,521
Dois Saltos	720	-	-	-	-	-	-	720
Copel Amec	182	10	-	-	-	-	-	192
Escoelectric	-	(124)	-	258	-	-	-	134
	76,273	30,594	633	4,126	-	(37,049)	279,116	353,693
Other investments
Finam	1,323	-	(1)	-	-	-	-	1,322
Finor	212	-	11	-	-	-	-	223
Investco S.A.	9,210	-	184	-	-	-	-	9,394
Nova Holanda Agropecuária S.A.	14,868	-	-	-	-	-	(14,868) (c)	-
Provision for loss Nova Holanda	(6,981)	-	-	-	-	-	6,981 (c)	-
Assets for future use	4,290	-	-	-	-	-	(2,638) (d)	1,652
Advance for future investment	233,469	-	-	3,494	(218,753)	-	(18,210) (d)	-
Other investments	8,268	-	(384)	3	-	-	-	7,887
	264,659	-	(190)	3,497	(218,753)	-	(28,735)	20,478
	1,187,927	159,955	(2,379)	628,621	(224,547)	(60,692)	(28,735)	1,660,150
(a) Corporate restructuring of Dominó Holdings (Notes 17.4.1 and 17.5.1).
(b) Acquisition of shares (Note 17.5.1).
(c) Investment alienation and reversal of provision for losses.
(d) Transfers to intangible assets (Note 19).

47

Consolidated	Balances as of 1.01.2013	Equity	Equity valuation adjustments	Investment and/or advance for future capital increase	Proposed dividends and interest on ow n capital	Reversal of provision for loss	Balances as of 12.31.2013
Joint ventures (17.4)
Dominó Holdings	358,114	96,635	18,881	-	(16,927)	-	456,703
Cutia	5,247	(465)	-	843	-	-	5,625
Costa Oeste	1,049	2,409	-	15,720	(478)	-	18,700
Marumbi	2,212	1,969	-	18,018	(402)		21,797
Transmissora Sul Brasileira	9,577	1,516	-	53,065	(361)		63,797
Caiuá	7,747	565	-	32,094	(88)		40,318
Integração Maranhense	9,630	1,016	-	74,959	(227)	-	85,378
Matrinchã	10,130	3,453	-	85,256	(840)		97,999
Guaraciaba	6,963	908	-	31,139	(182)	-	38,828
Paranaíba	-	210	-	17,640	-		17,850
	410,669	108,216	18,881	328,734	(19,505)	-	846,995
Associates (17.5)
Sercomtel	10,567	(13,567)	-	3,000	-	-	-
Dona Francisca	59,753	8,963	-	-	(10,540)	-	58,176
Foz do Chopim	15,872	10,316	-	-	(10,400)	-	15,788
Carbocampel	1,413	(6)	-	-	-	-	1,407
Dois Saltos	300	-	-	420	-	-	720
Copel Amec	180	2	-	-	-	-	182
Escoelectric	-	(318)	-	318	-	-	-
	88,085	5,390	-	3,738	(20,940)	-	76,273
Other investments
Finam	1,323	-	-	-	-	-	1,323
Finor	312	-	(100)	-	-	-	212
Investco S.A.	9,282	-	(72)	-	-	-	9,210
Nova Holanda Agropecuária S.A.	14,868	-	-	-	-	-	14,868
Provision for loss Nova Holanda	(14,868)	-	-	-	-	7,887	(6,981)
Assets for future use	4,290	-	-	-	-	-	4,290
Advance for future investment	46,631	-	-	186,838	-	-	233,469
Other investments	8,397	-	(134)	5	-	-	8,268
	70,235	-	(306)	186,843	-	7,887	264,659
	568,989	113,606	18,575	519,315	(40,445)	7,887	1,187,927

17.3   Subsidiaries

12.31.2014	Headquarters	Main activity	Interest %
			Copel	Copel GeT	São Bento	Cutia	Non- controlling shareholders
Copel Geração e Transmissão S.A. (Copel GeT)	Curitiba/PR	Generation and transmission of electricity	100.00	-	-	-	-
Copel Distribuição S.A.	Curitiba/PR	Distribution and sales of electricity	100.00	-	-	-	-
Copel Telecomunicações S.A.	Curitiba/PR	Telecommunications and communications services	100.00	-	-	-	-
Copel Renováveis S.A.	Curitiba/PR	Control and management of interests	100.00	-	-	-	-
Copel Participações S.A.	Curitiba/PR	Control and management of interests	100.00	-	-	-	-
Nova Asa Branca I Energias Renováveis S.A. (a)	S. Miguel do Gostoso/RN	Generation of electricity from w ind sources	100.00	-	-	-	-
Nova Asa Branca II Energias Renováveis S.A. (a)	Parazinho/RN	Generation of electricity from w ind sources	100.00	-	-	-	-
Nova Asa Branca III Energias Renováveis S.A. (a)	Parazinho/RN	Generation of electricity from w ind sources	100.00	-	-	-	-
Nova Eurus IV Energias Renováveis S.A. (a)	Touros/RN	Generation of electricity from w ind sources	100.00	-	-	-	-
Santa Maria Energias Renováveis S.A. (a)	Maracanaú/CE	Generation of electricity from w ind sources	100.00	-	-	-	-
Santa Helena Energias Renováveis S.A. (a)	Maracanaú/CE	Generation of electricity from w ind sources	100.00	-	-	-	-
Ventos de Santo Uriel S.A. (a)	João Câmara/RN	Generation of electricity from w ind sources	100.00	-	-	-	-
Cutia Empreendimentos Eólicos SPE S.A.	São Paulo/SP	Control and management of interests	100.00	-	-	-	-
Companhia Paranaense de Gás - Compagás	Curitiba/PR	Distribution of piped gas	51.00	-	-	-	49.00
Elejor - Centrais Elétricas do Rio Jordão S.A.	Curitiba/PR	Generation of electricity	70.00	-	-	-	30.00
UEG Araucária Ltda.	Curitiba/PR	Production of electricity from natural gas	20.00	60.00	-	-	20.00
São Bento Energia, Investimentos e Participações S.A.	São Paulo/SP	Control and management of interests	100.00	-	-	-	-
GE Olho D’Água S.A.	São Bento do Norte/RN	Generation of electricity from w ind sources	-	-	100.00	-	-
GE Boa Vista S.A.	São Bento do Norte/RN	Generation of electricity from w ind sources	-	-	100.00	-	-
GE Farol S.A.	São Bento do Norte/RN	Generation of electricity from w ind sources	-	-	100.00	-	-
GE São Bento do Norte S.A.	São Bento do Norte/RN	Generation of electricity from w ind sources	-	-	100.00	-	-
Central Geradora Eólica São Bento do Norte I S.A. (a)	São Bento do Norte/RN	Generation of electricity from w ind sources	-	-	-	100.00	-
Central Geradora Eólica São Bento do Norte II S.A. (a)	São Bento do Norte/RN	Generation of electricity from w ind sources	-	-	-	100.00	-
Central Geradora Eólica São Bento do Norte III S.A. (a)	São Bento do Norte/RN	Generation of electricity from w ind sources	-	-	-	100.00	-
Central Geradora Eólica São Miguel I S.A. (a)	São Bento do Norte/RN	Generation of electricity from w ind sources	-	-	-	100.00	-
Central Geradora Eólica São Miguel II S.A. (a)	São Bento do Norte/RN	Generation of electricity from w ind sources	-	-	-	100.00	-
Central Geradora Eólica São Miguel III S.A. (a)	São Bento do Norte/RN	Generation of electricity from w ind sources	-	-	-	100.00	-

(a) Pre-operating stage.

48

17.3.1     Summarized financial statements of subsidiaries with non-controlling interest

12.31.2014	Compagás	Elejor	UEG Araucária

ASSETS	634,221	719,621	1,236,838
Current assets	323,872	51,471	815,529
Noncurrent assets	310,349	668,150	421,309
LIABILITIES	634,221	719,621	1,236,838
Current liabilities	286,277	124,950	275,907
Noncurrent liabilities	69,918	509,855	8,857
Equity	278,026	84,816	952,074
STATEMENT OF INCOME
Net operating revenue	1,748,045	241,205	2,134,822
Operating costs and expenses	(1,664,860)	(134,835)	(1,514,198)
Financial result	1,832	(77,506)	28,648
Taxes	(24,651)	(9,679)	(177,617)
Net income for the year	60,366	19,185	471,655
Other comprehensive income	(1,548)	(1,832)	-
Comprehensive income total	58,818	17,353	471,655

STATEMENT OF CASH FLOWS
Cash flow from operating activities	98,002	62,623	306,647
Cash flow from investing activities	(79,912)	158	(135,528)
Cash flow from financing activities	46,907	(81,633)	(190,000)
TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS	64,997	(18,852)	(18,881)
Cash and cash equivalents at the beginning of the period	34,427	47,584	21,843
Cash and cash equivalents at the end of the period	99,424	28,732	2,962
CHANGE IN CASH AND CASH EQUIVALENTS	64,997	(18,852)	(18,881)

17.4   Joint ventures

12.31.2014	Headquarters	Main activity	Equity + Advance for future capital increase	Interest %			Book value of share capital
				Copel	Copel PAR	Copel GeT
Dominó Holdings S.A. (17.4.1)	Curitiba/PR	Interest in sew age treatment company	459,866	-	49.00	-	225,334
Costa Oeste Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	46,910	-		51.00	23,924
Marumbi Transmissora de Energia S.A. (a)	Curitiba/PR	Transmission of electricity	79,684	-		80.00	63,747
Transmissora Sul Brasileira de Energia S.A.	Curitiba/PR	Transmission of electricity	366,454	-		20.00	73,291
Caiuá Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	91,349	-		49.00	44,761
Integração Maranhense Transmissora de Energia S.A. (a)	Rio de Janeiro/RJ	Transmission of electricity	187,419	-		49.00	91,835
Matrinchã Transmissora de Energia (TP NORTE) S.A. (a)	Curitiba/PR	Transmission of electricity	904,617	-		49.00	443,262
Guaraciaba Transmissora de Energia (TP SUL) S.A. (a)	Curitiba/PR	Transmission of electricity	297,917	-		49.00	145,979
Paranaíba Transmissora de Energia S.A. (a)	Rio de Janeiro/RJ	Transmission of electricity	278,810	-		24.50	68,308
Mata de Santa Genebra Transmissão S.A. (a)	Rio de Janeiro/RJ	Transmission of electricity	52,198	-		50.10	26,151
Cantareira Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	31,169	-		49.00	15,273
Voltalia São Miguel do Gostoso Participações S.A. (17.4.2)	São Paulo/SP	Percentage of share capital	106,981	49.00		-	52,421

(a) Pre-operating stage.

17.4.1     Dominó Holdings S.A.

At the Extraordinary Meeting held on March 28, 2014 shareholders of Dominó Holdings approved the redemption and cancellation of 150,431,809 common shares in the capital of Dominó Holdings. The full redemption of the shares of one of the shareholders and the resizing of the other shareholders' ownership interest caused Copel's share of the capital of Dominó Holdings to increase from 45% to 49%.

49

On December 29, 2014, Dominó Holdings' shares were transferred from Copel to Copel Participações by the equity value of R$226,889, recorded in November 30, 2014.

17.4.2     Voltalia São Miguel do Gostoso I Participações S.A.

On September 1, 2014, Copel acquired 49% of the shares of Voltalia São Miguel do Gostoso Participações S.A. The authorization right resulting from the acquisition, in the amount of R$11,693, will start to be amortized when the wind-farms of Voltalia's subsidiaries start business operations, which is expected for March 2015, and will continue until maturity, in April 2047. On December 18, 2014, aiming at meeting a requirement by the venture’s financial agent, Voltalia São Miguel do Gostoso I Participações S.A., was created with capital being paid in solely with Voltalia São Miguel do Gostoso Participações S.A. shares. Thus, Copel’s investee became the holding company and will manage the venture.

17.4.3     Main groups of assets, liabilities and results of joint ventures

12.31.2014	Dominó (a)	Costa Oeste	Marumbi	Transmis- sora Sul Brasileira	Caiuá	Integração Maranhense	Matrinchã	Guaraciaba	Paranaíba	Mata de Santa Genebra	Canta- reira	Voltalia
ASSETS	470,097	92,085	128,894	730,831	223,598	377,605	1,551,898	751,893	654,665	102,175	34,836	106,981
Current assets	19,578	1,739	10,234	54,544	25,544	30,952	76,872	39,425	295,667	40,385	2,186	704
Cash and cash equivalents	2,459	692	10,011	33,008	7,251	753	73,749	37,171	294,062	39,772	1	1
Other current assets	17,119	1,047	223	21,536	18,293	30,199	3,123	2,254	1,605	613	2,185	703
Noncurrent assets	450,519	90,346	118,660	676,287	198,054	346,653	1,475,026	712,468	358,998	61,790	32,650	106,277
.
LIABILITIES	470,097	92,085	128,894	730,831	223,598	377,605	1,551,898	751,893	654,665	102,175	34,836	106,981
Current liabilities	10,231	9,777	12,175	37,872	30,239	15,388	62,348	430,464	369,264	49,977	480	-
Financial liabilities	-	2,817	1,376	20,756	5,865	10,440	24,637	401,144	354,527	49,557	-	-
Other current liabilities	10,231	6,960	10,799	17,116	24,374	4,948	37,711	29,320	14,737	420	480	-
Noncurrent liabilities	-	37,736	70,547	346,505	102,010	174,798	958,098	23,512	6,591	-	3,187	-
Financial liabilities	-	32,579	33,347	321,184	82,876	136,541	528,634	-	-	-	-	-
Advance for future capital increase	-	2,338	33,512	20,000	-	-	373,165	-	-	-	-	-
Other non-current liabilities	-	2,819	3,688	5,321	19,134	38,257	56,299	23,512	6,591	-	3,187	-
Equity	459,866	44,572	46,172	346,454	91,349	187,419	531,452	297,917	278,810	52,198	31,169	106,981
.
STATEMENT OF INCOME
Net operating revenue	-	43,468	87,434	206,965	78,290	92,381	813,467	458,024	285,982	61,493	29,613	-
Operating costs and expenses	(1,996)	(38,163)	(73,433)	(171,992)	(67,548)	(73,680)	(819,071)	(461,491)	(288,874)	(64,274)	(29,385)	-
Financial income	(10,502)	(1,006)	556	(19,309)	(4,815)	(7,989)	117,192	56,824	22,441	480	118	-
Equity in income	95,591	-	-	-	-	-	-	-	-	-	-	1,098
Provisions for income and social contribution taxes		(1,716)	(2,918)	(1,666)	(1,825)	(3,484)	(49,236)	(21,150)	(6,599)	-	(168)	-
Income (loss) for the year	83,093	2,583	11,639	13,998	4,102	7,228	62,352	32,207	12,950	(2,301)	178	1,098
Other comprehensive income	1,009	-	-	-	-	-	-	-	-	-	-	-
Comprehensive income total	84,102	2,583	11,639	13,998	4,102	7,228	62,352	32,207	12,950	(2,301)	178	1,098
(a) Practices adjusted to those of Copel.

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17.5    Associates

12.31.2014	Headquarters	Main activity	Equity + Advance for future capital increase	Percentage of Copel %	Book value of share capital
Cia. de Saneamento do Paraná - Sanepar (17.5.1)	Curitiba/PR	Basic Sanitation	3,702,336	7.6252	282,311
Dona Francisca Energética S.A.	Agudo/RS	Electric pow er	234,073	23.0303	53,908
Foz do Chopim Energética Ltda.	Curitiba/PR	Electric pow er	41,674	35.77	14,907
Carbocampel S.A.	Figueira/PR	Coal mining	3,104	49.00	1,521
Dois Saltos Empreendimentos de Geração de Energia Elétrica Ltda. (a)	Curitiba/PR	Electric pow er	2,400	30.00	720
Copel Amec S/C Ltda.- under judicial liquidation	Curitiba/PR	Services	401	48.00	192
Escoelectric Ltda.	Curitiba/PR	Services	336	40.00	134
Sercomtel S.A. Telecomunicações (b)	Londrina/PR	Telecommunications	-	45.00	-
(a) Pre-operating stage.
(b) Investment reduced to zero in 2013 due to asset impairment tests.

17.5.1     Companhia de Saneamento do Paraná - Sanepar

On April 17, 2014, the Company started holding a direct interest of 36,343,267 preferred shares (PN) of Sanepar, equivalent to 14.86% of preferred shares and 7.6252% of total share capital, as approved at the Extraordinary General Meeting (EGM) of Dominó Holdings, held on March 28, 2014. This direct interest in Sanepar is a result of the following measures adopted by Dominó Holdings: (i) the conversion of common preferred shares of Sanepar into preferred shares, in the proportion of one new preferred to each common share converted; and (ii) reduction of share capital through the transfer of preferred shares of Sanepar to shareholders of Dominó Holdings.

The Sanepar's shares were acquired by Copel in order to keep them as a permanent investment.

17.5.2     Main groups of assets, liabilities and results of associates

12.31.2014	Sanepar (a)	Dona Francisca (a)	Foz do Chopim

ASSETS	7,452,990	260,014	44,977
Current assets	558,580	82,304	5,971
Noncurrent assets	6,894,410	177,710	39,006
LIABILITIES	7,452,990	260,014	44,977
Current liabilities	764,481	22,819	2,701
Noncurrent liabilities	2,986,173	3,122	602
Equity	3,702,336	234,073	41,674
STATEMENT OF INCOME
Net operating revenue	2,617,040	108,741	40,180
Operating costs and expenses	(1,956,277)	(53,053)	(15,229)
Financial result	(109,568)	7,324	68
Provisions for income and social contribution taxes	(129,609)	(19,256)	(1,348)
Net income for the year	421,586	43,756	23,671
Other comprehensive income	8,296	-	-
Comprehensive income total	429,882	43,756	23,671
(a) Practices adjusted to those of Copel.

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18      Property, Plant and Equipment

Under Articles 63 and 64 of Decree no. 41,019, the assets and facilities used mostly in the generation of power are attached to these services and cannot be withdrawn, sold, assigned, or mortgaged without the prior written consent of the regulatory agency. Aneel Resolution no. 20/1999, however, regulates the release of assets from the concessions of the Public Electric Power Service, granting prior authorization to release the property and other fixed assets not usable by the concession when they are destined for sale, and also determining that the sales proceeds less respective charges be deposited in a restricted bank account to be invested in the concession. For concession contracts of the use of public property (UBP) type, infrastructure usage restrictions are set forth in article 19 of Aneel Decree no. 2,003/96.

18.1   PP&E by company

Consolidated	Cost	Accumulated depreciation	12.31.2014	Cost	Accumulated depreciation	12.31.2013
In service
COPEL	17	-	17	5	-	5
Copel Geração e Transmissão (a)	12,442,625	(7,628,429)	4,814,196	12,483,418	(7,370,317)	5,113,101
Copel Telecomunicações	539,076	(334,092)	204,984	504,115	(312,251)	191,864
Elejor	595,074	(158,705)	436,369	594,856	(140,657)	454,199
UEG Araucária	717,218	(297,991)	419,227	685,801	(263,587)	422,214
Cutia	19	(19)	-	-	-	-
GE Boa Vista	59,652	(3,993)	55,659	-	-	-
GE Farol	87,885	(5,869)	82,016	-	-	-
GE Olho D’Água	135,896	(9,062)	126,834	-	-	-
GE São Bento do Norte	128,286	(8,555)	119,731	-	-	-
	14,705,748	(8,446,715)	6,259,033	14,268,195	(8,086,812)	6,181,383
In progress
COPEL	306	-	306	24	-	24
Copel Geração e Transmissão (a)	1,216,378	-	1,216,378	1,475,064	-	1,475,064
Copel Telecomunicações	238,706	-	238,706	174,113	-	174,113
Elejor	13,567	-	13,567	13,292	-	13,292
UEG Araucária	1,721	-	1,721	478	-	478
Cutia	41,907	-	41,907	-	-	-
Nova Asa Branca I	88,508	-	88,508	14,184	-	14,184
Nova Asa Branca II	34,999	-	34,999	12,135	-	12,135
Nova Asa Branca III	60,374	-	60,374	13,124	-	13,124
Nova Eurus IV	35,624	-	35,624	12,496	-	12,496
Santa Maria	109,439	-	109,439	36,013	-	36,013
Santa Helena	128,690	-	128,690	39,432	-	39,432
Ventos de Santo Uriel	53,736	-	53,736	11,894	-	11,894
GE Boa Vista	3,185	-	3,185	-	-	-
GE Farol	2,700	-	2,700	-	-	-
GE Olho D’Água	7,328	-	7,328	-	-	-
GE São Bento do Norte	7,987	-	7,987	-	-	-
	2,045,155	-	2,045,155	1,802,249	-	1,802,249
	16,750,903	(8,446,715)	8,304,188	16,070,444	(8,086,812)	7,983,632
(a) Net cost of provision for impairment.

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18.2   PP&E by type of account

Consolidated	Cost	Accumulated depreciation	12.31.2014	Cost	Accumulated depreciation	12.31.2013
In service
Reservoirs, dams and aqueducts	7,619,405	(4,642,025)	2,977,380	7,618,902	(4,493,402)	3,125,500
Machinery and equipment	5,256,847	(2,720,761)	2,536,086	4,793,335	(2,551,632)	2,241,703
Buildings	1,520,232	(1,029,827)	490,405	1,519,516	(997,021)	522,495
Land	277,620	(5,214)	272,406	263,620	(2,481)	261,139
Vehicles	44,388	(33,183)	11,205	60,833	(33,884)	26,949
Aircrafts	17,067	(5,770)	11,297
Furniture and fixtures	16,774	(9,935)	6,839	11,989	(8,392)	3,597
(-) Provision for impairment (a)	(46,571)	-	(46,571)	-	-	-
(-) Special obligations	(14)	-	(14)	-	-	-
	14,705,748	(8,446,715)	6,259,033	14,268,195	(8,086,812)	6,181,383
In progress
Cost	2,805,865	-	2,805,865	1,802,264	-	1,802,264
(-) Provision for impairment (a)	(760,710)	-	(760,710)	-	-	-
(-) Special obligations	-	-	-	(15)	-	(15)
	2,045,155	-	2,045,155	1,802,249	-	1,802,249
	16,750,903	(8,446,715)	8,304,188	16,070,444	(8,086,812)	7,983,632
(a) Related to concession assets of electricity generation (Note 18.11).

18.3   Changes in Property, Plant and Equipment

	Property, plant and equipment
Balances	in service	in progress	Consolidated
As of 1.01.2013	5,499,913	2,371,840	7,871,753
Effect of first consolidation of subsidiaries	-	65,519	65,519
Acquisitions	-	420,227	420,227
Fixed assets for projects	1,054,115	(1,054,115)	-
Transfers to accounts receivable related to concession	1,405	157	1,562
Transfers of (to) accounts receivable related to concession
Resolution 367/2009	1,742	(2,824)	(1,082)
Transfers from (to) intangible assets (Note 19.1)	(165)	2,660	2,495
Depreciation quotas to profit and loss	(366,016)	-	(366,016)
Depreciation quotas - Pasep/Cofins credits	(1,032)	-	(1,032)
Write-offs	(1,262)	(1,215)	(2,477)
Write-offs - Resolution 367/2009	(7,317)	-	(7,317)
As of 12.31.2013	6,181,383	1,802,249	7,983,632
Effect of first consolidation of subsidiaries	389,407	13,300	402,707
Acquisitions	-	894,575	894,575
Acquisitions - transactions not involving cash	-	120,134	120,134
Provision for impairment losses	(46,571)	(760,710)	(807,281)
Provision for claims added to the cost of the w orks	-	11,887	11,887
Financial charges transferred to the cost of the w orks	-	27,852	27,852
Fixed assets for projects	105,184	(105,184)	-
Transfers to accounts receivable related to concession	11,073	-	11,073
Transfers of intangible assets (Note 19.1)	-	41,360	41,360
Depreciation quotas to profit and loss	(374,157)	-	(374,157)
Depreciation quotas - Pasep/Cofins credits	(1,924)	-	(1,924)
Write-offs	(5,362)	(308)	(5,670)
As of 12.31.2014	6,259,033	2,045,155	8,304,188

53

18.4   Changes in Property, Plant and Equipment by type of account

Consolidated	Balance as of 1.01.2014	Additions	Depreciation	Write-offs	Transfers	Balance as of 12.31.2014
Land	328,362	28,246	(2,733)	-	-	353,875
Reservoirs, dams and aqueducts	3,165,733	48,058	(148,624)	-	-	3,065,167
Buildings, civil w orks and improvements	530,349	62,197	(32,806)	(84)	(2,567)	557,089
Machinery and equipment	2,629,296	705,815	(184,780)	(5,598)	43,493	3,188,226
Vehicles	27,347	5,161	(5,742)	(38)	(11,581)	15,147
Airplane	-	-	(284)	-	11,581	11,297
Furniture and fixtures	7,978	421	(1,112)	(21)	1,799	9,065
(-) Provision for impairment	-	(807,281)	-	-	-	(807,281)
Others	1,294,567	607,257	-	71	9,708	1,911,603
	7,983,632	649,874	(376,081)	(5,670)	52,433	8,304,188

Consolidated	Balance as of 1.01.2013	Additions	Depreciation	Write-offs	Transfers	Balance as of 12.31.2013
Land	310,891	19,952	(2,481)	-	-	328,362
Reservoirs, dams and aqueducts	3,024,040	253,350	(150,608)	(11)	38,962	3,165,733
Buildings, civil w orks and improvements	484,996	80,706	(33,869)	(288)	(1,196)	530,349
Machinery and equipment	2,541,016	287,019	(173,945)	(8,601)	(16,193)	2,629,296
Vehicles	29,834	3,176	(5,663)	-	-	27,347
Furniture and fixtures	8,161	3,269	(482)	(107)	(2,863)	7,978
Others	1,472,815	(161,726)	-	(787)	(15,735)	1,294,567
	7,871,753	485,746	(367,048)	(9,794)	2,975	7,983,632

18.5   Effects of Law No. 12,783/2013 in fixed assets from the generation segment

On September 12, 2012, Provisional Measure 579 (MP 579) was published, which governs the extension for generation, transmission and distribution of electric power concessions, obtained by Law 9,074 of 1995. Decree 7,805/12 which regulates MP 579 was published on September 17, 2012. In accordance with MP 579/12, the companies which have contracts for generation, transmission and distribution of power concessions, maturing between 2015 and 2017, have the option of extending the concession terms, at the discretion of the granting authority, once, for a period of up to 30 years, provided that they accept early maturity of their existing contracts for December 2012. This extension is subject to the acceptance of certain conditions established by the granting authority, such as: i) fixed income according to criteria established by Aneel; ii) agreement to service quality standards set by Aneel; iii) agreement with established amounts as compensation for the assets linked to the concession.

The Company has not expressed interest in extending the generation concessions falling due until 2017 (note 35.2.5) and therefore, the occurrence of MP 579 and subsequent regulations published for these generators, will not affect the cash flow forecast until the end of the current concessions, except for the impairment testing described in Note 18.11 regarding the cash-generating units with indications of asset impairment in 2014.

54

Decree 7,805/12 confirms the assumption currently adopted by the Company for impairment tests of assets, as it clarifies the condition of compensation to the new replacement value (valor novo de reposição or VNR) at the discretion of the granting authority, of the residual balance of the assets recorded in each concession.

The Company's management understands it has an assured contractual right with respect to compensation of the assets linked to the end of the public service concessions, using in the calculation of recovery the new replacement value (VNR), that will consider accumulated depreciation and amortization as of the date of startup of the facility.

For the plants covered by Law 12,783, the Company showed interest within Aneel in receiving additional amounts related to the share of investments linked to reversible assets, not yet amortized or depreciated and not indemnified, and should formalize the proof of achievement of such investments with said regulatory agency after the expiration of most concessions scheduled for July 2015.

18.6   Average depreciation rates

Average rate of depreciation (%)	12.31.2014	12.31.2013
Generation
General equipment	6.38	6.92
Machinery and equipment	3.36	3.56
Generators	3.37	3.43
Reservoirs, dams and aqueaducts	2.13	2.35
Hydraulic turbines	3.32	3.63
Gas and steam turbines	2.30	2.30
Water cooling and treatment	4.39	4.39
Gas conditioner	4.39	4.39
Wind pow er plant unit	5.00	5.00
Central management
Buildings	3.33	3.33
Machinery and office equipment	6.25	6.25
Furniture and fixtures	6.20	6.25
Vehicles	14.29	14.29
Telecommunications
Transmission equipment	6.87	7.70
Terminal equipment	14.60	10.50
Infrastructure	7.18	6.30

Depreciation of the assets which are part of the original project of Mauá and Colíder Hydroelectric Power Plants

The assets which are part of the original project from Mauá and Colíder Hydroelectric Power Plants, both concession of Copel Geração e Transmissão, are considered by Granting Authority without full guarantee of indemnify for the residual value of the assets by the end of the concession period. This interpretation is grounded in law 8,987/95 and Decree 2,003/96.

Accordingly, from the date these assets start operations they are depreciated at the rates set by Aneel (Brazilian Electricity Regulatory Agency), limited to the concession period.

55

As established on concession agreements, subsequent investments not forecast in the original project, provided that they are approved by the Granting Authority and have not yet been amortized, will be indemnified by the end of concessions. Therefore, these assets will be depreciated at the rates set by Aneel, from the operating starting.

18.7   Colíder Hydroelectric Power Plant (HPP)

On July 30, 2010, at the Aneel Auction of Power from New Projects 003/10, Copel Geração e Transmissão S.A. won the rights to the concession of the Colíder Hydroelectric Power Plant, valid for 35 years from the date of signature of Concession Contract no. 001/11-MME-HPP Colíder, which took place on January 17, 2011.

This project is included in the Federal Government’s Growth Acceleration Program (PAC) and will comprise a main powerhouse rated 300 MW, which is enough to supply approximately one million people. The facility will take advantage of the hydroelectric potential discovered on the Teles Pires River, between the towns of Nova Canaã do Norte and Itaúba, in the northern region of the State of Mato Grosso.

The National Bank for Economic and Social Development (BNDES) approved the classification of the HPP Colíder project for financial support feasibility analysis and the signed financing agreement, amounted to R$1,041,155. In December 2013, the amount of R$840,106 was released, according to note 22.5.

The start of commercial operation of Unit 1 is scheduled for April 30, 2016 and Units 2 and 3 to May and June 2016, respectively.

The Colíder Hydroelectric Power Plant’s power output was sold at an Aneel auction at a final price of R$103.40/MWh, as of July 1, 2010, adjusted according to the variation of the IPCA inflation index to R$134.95/MWh as of December 31, 2014. A total of 125 averages MW were sold, for supply starting in January 2015 for 30 years.

Copel Geração e Transmissão requested a waiver of responsibility with the Aneel in order postpone the obligation for the electricity supply  sold. The request is under analysis by Aneel.

The assured power of the project, established in its concession agreement, is 179.6 averages MW, after full motorization.

The expenditures in this venture on December 31, 2014 totaled R$1,595,148.

Total commitments already assumed with suppliers of equipment and services in connection with the Colíder Hydroelectric Power Plant amounted to R$210,761 as of December 31, 2014.

56

18.8   Consórcio Tapajós

Copel Geração e Transmissão has signed a Technical Cooperation Agreement with eight other companies to conduct studies on the Tapajós and Jamanxim Rivers, in the North Region of Brazil, comprising an integrated environmental assessment and viability and environmental studies of five hydroelectric projects, totaling 10,682 MW of installed capacity estimated in the studies’ phase.

The expenditures on this project on December 31, 2014 totaled R$14,359.

18.9   Consórcio Empreendedor Baixo Iguaçu

On August 27, 2013 Copel Geração e Transmissão entered into a consortium with Geração Céu Azul S.A., with ownership percentage of 30% and 70%, respectively, to build and operate the Baixo Iguaçu Hydroelectric Power Plant, with a minimum installed capacity of 350.20 MW, located in Iguaçu River, between the municipalities of Capanema and Capitão Leônidas Marques, and between HPP Governador José Richa and the Iguaçu National Park, in Paraná State, which runs on 3 Kaplan turbines. This consortium was named "Consórcio Empreendedor Baixo Iguaçu" - CEBI.

The start of commercial operation of Unit 1 is scheduled for December 31, 2017 and Units 2 and 3 for January and February 2018, respectively, and have changed due to the suspension of the Installation License, as per the decision of the Federal Court of the 4th Region (TRF-RS), held on June 16, 2014, and that paralyzed the works as of its receipt on July 7, 2014.

The expenditures on this project on December 31, 2014 totaled R$216,570.

18.10    Commitments with wind farms

Total commitments assumed with suppliers of equipment and services  related to wind farms  have an expected amount of R$330,000 on December 31, 2014.

18.11    Asset impairment from generation segment

The main principles underpinning the conclusions of Copel’s impairment tests are listed below:

•         lowest level of cash generating unit: generation concessions are analyzed individually;

•         recoverable amount: value in use, or an amount equivalent to the discounted cash flows (before taxes) resulting from the continuous use of an asset until the end of its useful life; and

•         assessment of value in use: based on future cash flows in constant currency, converted to current value according to a real discount rate, before income taxes.

The respective cash flows are estimated based on actual operational results, on the Company's annual corporate budget, as approved by the Board of Directors, on the resulting multi-year budget, and on future trends in the power sector.

57

As for the time frame for the analysis, the Company takes into account the expiration date of each concession.

As for market growth, Copel’s projections are consistent with historical data and the Brazilian economy's growth prospects.

The respective cash flows are discounted at average discount rates that range between 7% and 8%, obtained through a methodology commonly employed by the market, supported by the regulator and approved by the Company’s senior management.

The Company's management understands it has an assured contractual right with respect to compensation of the assets linked to the end of the public service concessions, using in the calculation of recovery the new replacement value (VNR). Thus, the principle of valuation of residual assets upon expiration of concessions has been established as the book value of these assets.

In the year 2014, the Company reviewed the recoverable value of its assets due mainly to indicators arising from long periods with low levels of rainfall and environmental legal restrictions.

Hydroelectric generation sources in 2014 were heavily impacted by the prolonged drought, causing decreased net supply of the Company's power as a result of the relevant water deficit percentage (GSF).

The Company’s generation projects under construction have suffered impacts in 2014 with the temporary halt in the works due to environmental conditions and legal restrictions, in particular discussions on deforestation in the reservoir area with the  Mato Grosso State’s Secretary Environment.

The review arose through recognition in the fiscal year’s income figures of an impairment loss for generation assets totaling R$807,281, of which R$678,529 refer to  HPP Colíder assets under construction in the State of Mato Grosso, and R$128,752 that refer to assets located in the State of Paraná.

The impairment loss was included in operating costs, provisions and reversals, in the income statement (Note 32.5).

In 2013, despite of no indication of impairment loss of its operating assets, the Company performed the impairment testing and has not identified the need to form provision for impairment loss of fixed assets.

58

19      Intangible Assets

Consolidated	Concession and authorization rights		Concession contract		Right to use software		Other	12.31.2014
	cost	accumulated amortization (a)	cost	accumulated amortization (a)	cost	accumulated amortization (a)
In service
Assets with finite useful life
Copel Geração e Transmissão (c)	-	-	16,780	(1,941)	18,136	(8,802)	43	24,216
Copel Distribuição	-	-	3,593,663	(3,454,194)	-	-	-	139,469
Copel Distribuição - special liabilities (19.2)	-	-	(327,071)	302,734	-	-	-	(24,337)
Copel Telecomunicações	-	-	-	-	23,371	(13,249)	-	10,122
Compagás	-	-	275,245	(118,263)	5,325	(3,734)	-	158,573
Elejor (c)	-	-	263,920	(77,921)	-	-	3,510	189,509
UEG Araucária	-	-	-	-	401	(269)	-	132
Elejor	22,626	(6,602)	-	-	-	-	-	16,024
Cutia	8,712	-	-	-	-	-	-	8,712
São Bento (NE nº 17.1.1)	88,837	-	-	-	-	-	-	88,837
Nova Asa Branca I	54,979	-	-	-	-	-	-	54,979
Nova Asa Branca II	55,087	-	-	-	-	-	-	55,087
Nova Asa Branca III	53,342	-	-	-	-	-	-	53,342
Nova Eurus IV	56,583	-	-	-	-	-	-	56,583
Santa Maria	29,421	-	-	-	-	-	-	29,421
Santa Helena	31,674	-	-	-	-	-	-	31,674
Ventos de Santo Uriel	14,871	-	-	-	-	-	-	14,871
São Bento do Norte I	2,518	-	-	-	-	-	-	2,518
São Bento do Norte II	2,518	-	-	-	-	-	-	2,518
São Bento do Norte III	2,289	-	-	-	-	-	-	2,289
São Miguel I	2,289	-	-	-	-	-	-	2,289
São Miguel II	2,289	-	-	-	-	-	-	2,289
São Miguel III	2,289	-	-	-	-	-	-	2,289
	430,324	(6,602)	3,822,537	(3,349,585)	47,233	(26,054)	3,553	921,406
Assets without indefinite useful life
Compagás	-	-	-	-	-	-	21	21
	-	-	-	-	-	-	21	21
	430,324	(6,602)	3,822,537	(3,349,585)	47,233	(26,054)	3,574	921,427
In progress
COPEL	-	-	-	-	-	-	3,062	3,062
Copel Geração e Transmissão	-	-	24,983	-	6,969	-	151	32,103
Copel Distribuição	-	-	1,299,068	-	-	-	-	1,299,068
Copel Distribuição - special liabilities (19.2)	-		(199,650)	-	-	-	-	(199,650)
Copel Telecomunicações	-	-	-	-	5,355	-	450	5,805
Compagás	-	-	111,412	-	-	-	-	111,412
Nova Asa Branca I	-	-	-	-	-	-	44	44
Nova Asa Branca II	-	-	-	-	-	-	46	46
Nova Asa Branca III	-	-	-	-	-	-	250	250
Nova Eurus IV	-	-	-	-	-	-	57	57
Santa Maria	-	-	-	-	-	-	442	442
Santa Helena	-	-	-	-	-	-	38	38
Ventos de Santo Uriel	-	-	-	-	-	-	52	52
	-	-	1,235,813	-	12,324	-	4,592	1,252,729
								2,174,156
(a) Amortization during the concession/authorization as of the start of commercial operations of the enterprises.
(b) Annual amortization rate: 20%.
(c) Use of public property (UBP) right under an onerous concession.

59

Consolidated	Concession and authorization rights		Concession contract		Right to use software		Other	12.31.2013
	cost	accumulated amortization (a)	cost	accumulated amortization (b)	cost	accumulated amortization (c)
In service
With defined useful life
Copel Geração e Transmissão (c)	-	-	15,884	(732)	17,734	(6,108)	43	26,821
Copel Distribuição	-	-	3,664,119	(3,269,508)	-	-	-	394,611
Copel Distribuição - special liabilities (19.2)	-	-	(326,007)	256,417	-	-	-	(69,590)
Copel Telecomunicações	-	-	-	-	22,386	(9,280)	-	13,106
Compagás	-	-	239,239	(101,937)	5,221	(3,296)	-	139,227
Elejor (c)	-	-	263,920	(69,141)	-	-	6,286	201,065
UEG Araucária	-	-	-	-	373	(206)	-	167
Elejor	22,626	(5,847)	-	-	-	-	-	16,779
Cutia	5,809	-	-	-	-	-	-	5,809
Nova Asa Branca I	51,659	-	-	-	-	-	-	51,659
Nova Asa Branca II	51,745	-	-	-	-	-	-	51,745
Nova Asa Branca III	49,948	-	-	-	-	-	-	49,948
Nova Eurus IV	53,154	-	-	-	-	-	-	53,154
Santa Maria	26,813	-	-	-	-	-	-	26,813
Santa Helena	28,955	-	-	-	-	-	-	28,955
Ventos de Santo Uriel	13,445	-	-	-	-	-	-	13,445
	304,154	(5,847)	3,857,155	(3,184,901)	45,714	(18,890)	6,329	1,003,714
Without defined useful life
Compagás	-	-	-	-	-	-	21	21
	-	-	-	-	-	-	21	21
	304,154	(5,847)	3,857,155	(3,184,901)	45,714	(18,890)	6,350	1,003,735
In progress
Copel Geração e Transmissão	-	-	17,209	-	1,940	-	2,531	21,680
Copel Distribuição	-	-	1,091,217	-	-	-	-	1,091,217
Copel Distribuição - special liabilities (19.2)	-		(154,965)	-	-	-	-	(154,965)
Copel Telecomunicações	-	-	-	-	2,032	-	85	2,117
Compagás	-	-	70,716	-	-	-	-	70,716
Nova Asa Branca I	-	-	-	-	-	-	44	44
Nova Asa Branca II	-	-	-	-	-	-	44	44
Nova Asa Branca III	-	-	-	-	-	-	190	190
Nova Eurus IV	-	-	-	-	-	-	42	42
Santa Maria	-	-	-	-	-	-	447	447
Santa Helena	-	-	-	-	-	-	42	42
Ventos de Santo Uriel	-	-	-	-	-	-	52	52
	-	-	1,024,177	-	3,972	-	3,477	1,031,626
								2,035,361
(a) Amortization during the concession/authorization as of the start of commercial operations of the enterprises.
(b) Annual amortization rate: 20%.
(c) Use of public property (UBP) right under an onerous concession.
60

19.1   Changes in intangible assets

Balances	Concession contract				Concession and authorization rights		Others	Consolidated
	in service	in progress	Special liabilities			in service	in progress
			in service	in progress
As of 1.01.2013	946,895	966,299	(108,976)	(83,748)	23,343	38,535	6,804	1,789,152
Acquisitions	-	1,018,057	-	-	275,719	-	5,297	1,299,073
Customers contributions	-	-	-	(160,614)	-	-	-	(160,614)
ANEEL grant - use of public property	-	5,087	-	-	-	-	-	5,087
Transfers to accounts receivable related to concession	-	-	-	-	-	2,589	-	2,589
Transfers from (to) property, plant and equipment	-	-	-	-	-	165	(2,660)	(2,495)
Capitalizations for accounts receivable related
to concession (Note 10.1)	-	(712,947)	-	82,878	-	-	-	(630,069)
Capitalizations for fixed assets in service	87,599	(87,599)	(6,519)	6,519	-	1,697	(1,697)	-
Amortization of quotas - concession and authorization	(272,967)	-	43,163	-	(755)	(6,627)	-	(237,186)
Amortization of quotas - Pasep/Cofins credits	(14,135)	-	2,460	-	-	(497)	-	(12,172)
Write-offs	(5,443)	(9,755)	282	-	-	(2,669)	(295)	(17,880)
Write-offs - Resolution 367/2009	(105)	-	-	-	-	(19)	-	(124)
As of 12.31.2013	741,844	1,179,142	(69,590)	(154,965)	298,307	33,174	7,449	2,035,361
Effect of first consolidation of subsidiaries	-	-	-	-	-	-	11,385	11,385
Acquisitions	-	1,105,649	-	-	126,170	-	22,751	1,254,570
Customers contributions	-	-	-	(168,933)	-	-	-	(168,933)
ANEEL grant - use of public property	-	8,669	-	-	-	-	-	8,669
Transfers to assets for future use	-	2,638	-	-	-	-	-	2,638
Transfer to investments (Note 17.2)	-	-	-	-	-	-	18,210	18,210
Transfers to property, plant and equipment (Note 18.3)	-	-	-	-	-	-	(41,360)	(41,360)
Capitalizations for accounts receivable related
to concession (Note 10.1)	-	(785,325)	-	119,829	-	-	-	(665,496)
Capitalizations for fixed assets in service	68,275	(68,275)	(4,419)	4,419	-	1,519	(1,519)	-
Amortization of quotas - concession and authorization	(294,681)	-	46,809	-	(755)	(7,159)	-	(255,786)
Amortization of quotas - Pasep/Cofins credits	(14,342)	-	2,500	-	-	(4)	-	(11,846)
Write-offs	(3,807)	(7,035)	363	-	-	-	-	(10,479)
Adjustment of financial assets available for sale	-	-	-	-	-	(2,777)	-	(2,777)
As of 12.31.2014	497,289	1,435,463	(24,337)	(199,650)	423,722	24,753	16,916	2,174,156

19.2   Copel Distribuição - Special liabilities

Special liabilities comprise customers’ contributions, Federal Government budget grants, federal, state, and municipal funds, and special credits assigned to the investments in facilities related to a concession.

Special obligations are not onerous liabilities and are not the shareholder’s credits.

The scheduled date for settlement of these liabilities was the concession expiration date Aneel, by means of Regulatory Resolution no. 234/2006, as amended by Resolution no. 338/2008, established the guidelines, the applicable methodologies, and the initial procedures for the conduction of the second cycle of the periodic tariff review involving the Brazilian power distribution utilities, changing the characteristics of these liabilities. Both the outstanding balance and new additions have been amortized as of July 1, 2008, pursuant to Aneel Ruling no. 3,073/06 and Circular Letter no. 1,314/07. Amortization is calculated based on the same average rate of distribution activity.

According to the regulations of Aneel, special obligations should be recorded in the statement of financial position as an offset to the total intangible and financial assets. The balance of special obligations reported in intangible assets will be amortized over the concession period.

61

20      Payroll, Social Charges and Accruals

Consolidated	Parent company		Consolidated
	12.31.2014	12.31.2013	12.31.2014	12.31.2013
Social security liabilities
Taxes and social contributions	2,680	1,098	35,975	39,115

Social security charges on paid vacation and 13th salary	2,006	682	32,306	30,008
	4,686	1,780	68,281	69,123
Labor liabilities
Payroll, net	23	427	1,252	2,524
Vacation and 13th salary	5,441	2,005	89,830	84,071
Profit sharing	2,643	734	93,153	80,048
Voluntary redundancy	-	-	72	3,871
Assignments to third parties	-	-	30	48
	8,107	3,166	184,337	170,562
	12,793	4,946	252,618	239,685

21      Suppliers

Consolidated		12.31.2014	12.31.2013
Energy supplies		757,174	581,968
Materials and services		509,674	373,195
Natural gas for resale		252,103	51,502
Charges for use of grid system		85,879	72,151
Natural gas and supplies for the gas business - renegotiation Petrobras		-	63,544
		1,604,830	1,142,360
	Current	1,587,205	1,092,239
	Noncurrent	17,625	50,121

62

21.1   Main Power purchase agreements

The power purchase agreements signed in the regulated power trading environment, shown at original value and adjusted annually according to the IPCA inflation index:

.	Supply period	Energy purchased (annual average MW)	Auction date	Average purchase price (R$/MWh)
Existing energy auction
1st Auction - Product 2007	2007 to 2014	37.49	12.07.2004	75.46
2nd Auction - Product 2008	2008 to 2015	52.05	04.02.2005	83.13
4th Auction - Product 2009	2009 to 2016	45.01	10.11.2005	94.91
5th Auction - Product 2007	2007 to 2014	49.52	12.14.2006	104.74
8th Auction - Product 2010 Q5	2010 to 2014	0.01	11.30.2009	99.14
8th Auction - Product 2010 D5	2010 to 2014	0.01	11.30.2009	80.00
10th Auction - Product 2012 Q3	2012 to 2014	15.60	11.30.2011	79.99
12th Auction - Product 2014 12M	01/01/2014 to 12/31/2014	328.91	12.17.2013	191.41
12th Auction - Product 2014 18M	01/01/2014 to 06/30/2015	19.49	12.17.2013	165.20
12th Auction - Product 2014 36M	01/01/2014 to 12/31/2016	162.86	12.17.2013	149.99
13th Auction - Product 2014-DIS	05/01/2014 to 12/31/2019	73.18	04.30.2014	262.00
13th Auction - Product 2014-QTD	05/01/2014 to 12/31/2019	187.22	04.30.2014	271.00
		971.35
New energy auction
1st Auction - Product 2008 Hydro	2008 to 2037	3.61	12.16.2005	106.95
1st Auction - Product 2008 Term	2008 to 2022	25.10	12.16.2005	132.26
1st Auction - Product 2009 Hydro	2009 to 2038	3.54	12.16.2005	114.28
1st Auction - Product 2009 Term	2009 to 2023	40.88	12.16.2005	129.26
1st Auction - Product 2010 Hydro	2010 to 2039	69.87	12.16.2005	115.04
1st Auction - Product 2010 Term	2010 to 2024	65.01	12.16.2005	121.81
3rd Auction - Product 2011 Hydro	2011 to 2040	57.66	10.10.2006	120.86
3rd Auction - Product 2011 Term	2011 to 2025	54.22	10.10.2006	137.44
4th Auction - Product 2010 Term	2010 to 2024	15.44	07.26.2007	134.67
5th Auction - Product 2012 Hydro	2012 to 2041	53.24	10.16.2007	129.14
5th Auction - Product 2012 Term	2012 to 2026	115.38	10.16.2007	128.37
6th Auction - Product 2011 Term	2011 to 2025	9.89	09.17.2008	128.42
7th Auction - Product 2013 Hydro	2013 to 2042	-	09.30.2008	98.98
7th Auction - Product 2013 Term	2013 to 2027	110.96	09.30.2008	145.23
8th Auction - Product 2012 Hydro	2012 to 2041	0.01	08.27.2009	144.00
8th Auction - Product 2012 Term	2012 to 2026	0.15	08.27.2009	144.60
		624.96
Structuring projects auction
Santo Antonio	2012 to 2041	91.71	12.10.2007	78.87
Jirau	2013 to 2042	217.49	05.19.2008	71.37
		309.20

63

22      Loans and Financing

Consolidated	Current liabilities				Noncurrent liabilities
	Principal	Charges	12.31.2014	12.31.2013	12.31.2014	12.31.2013
Foreign currency
STN (22.1)	-	596	596	2,154	70,601	62,661
Eetrobras	-	-	-	7	-	-
	-	596	596	2,161	70,601	62,661
Local currency
Banco do Brasil (22.2)	570,202	157,837	728,039	716,067	830,446	886,893
Eetrobras (22.3)	49,460	24	49,484	49,329	81,277	130,427
Finep (22.4)	5,675	62	5,737	6,935	27,431	33,622
BNDES (22.5)	59,525	12,420	71,945	20,776	1,454,196	1,104,333
Banco do Brasil
BNDES onlending (22.6)	11,369	456	11,825	11,838	137,373	148,742
Promissory notes	-	-	-	150,000	-	-
	696,231	170,799	867,030	954,945	2,530,723	2,304,017
	696,231	171,395	867,626	957,106	2,601,324	2,366,678

Parent company	Current liabilities				Noncurrent liabilities
	Principal	Charges	12.31.2014	12.31.2013	12.31.2014	12.31.2013
Foreign currency
STN (22.1)	-	596	596	2,154	70,601	62,661
Local currency
Banco do Brasil (22.2)	304,247	44,910	349,157	560,647	538,062	394,091
	304,247	45,506	349,753	562,801	608,663	456,752

22.1   Department of the National Treasury - STN

Type of bonus	Nº of installments	Final maturity	Amorti- zation	Interest rate p.y. (interest + commission)	Principal	Consolidated
						12.31.2014	12.31.2013
Capitalization Bond	21	04.10.2014	semi-annual	8.0% + 0.20%	12,225	-	1,595
Par Bond	1	04.11.2024	sole	6.0% + 0.20%	17,315	42,107	37,385
Discount Bond	1	04.11.2024	sole	Libor Semi Annual+0.8125%+0.20%	12,082	29,090	25,835
						71,197	64,815
					Current	596	2,154
				Noncurrent		70,601	62,661
Company:
Copel
Issue date:
05/20/1998
Guarantees:
Company’s centralized revenues account.
Deposited Collateral (Note 6.1): Par Bond in the amount of R$ 33,525 (R$ 26,671 on 12.31.2013), and Discount Bond in the amount of R$ 23,431 (R$ 18,700 on 12.31.2013).
Note:
The restructuring of medium and long-term debt in connection w ith the financing received under Law nº 4,131/62.

64

22.2   Banco do Brasil S.A.

Contract	Issue date	Nº of installment	Final maturity	Interest rate p.y. (interest + commission)	Principal	Consolidated
						12.31.2014	12.31.2013
Law 8,727/93 (a)	03.30.1994	240	03.01.2014	TJLP and IGP-M + 5.098%	28,178	-	66
21/02155-4 (b)	09.10.2010	3	08.15.2015	98.5% of average rate of CDI	350,000	173,240	311,286
21/02248-8 (c)	06.22.2011	1	06.01.2015	99.5% of average rate of CDI	150,000	205,642	184,735
CCB 21/11062X (d)	08.26.2013	3	07.27.2018	106.0% of average rate of CDI	151,000	171,209	152,135
CCB 330600773 (e)	07.11.2014	3	07.11.2019	111.8% of average rate of CDI	116,667	121,175	-
NC 330600129 (f)	01.31.2007	1	01.31.2014	106.5% of average rate of CDI	29,000	-	30,156
NC 330600132 (g)	02.28.2007	1	02.28.2019	106.2% of average rate of CDI	231,000	239,075	238,591
NC 330600151 (h)	07.31.2007	1	07.31.2019	106.5% of average rate of CDI	18,000	18,878	18,718
NC 330600156 (i)	08.28.2007	1	08.28.2014	106.5% of average rate of CDI	14,348	-	14,821
NC 330600157 (j)	08.31.2007	1	08.31.2014	106.5% of average rate of CDI	37,252	-	38,439
NC 330600609 (k)	08.19.2011	2	07.21.2016	109.41% of average rate of CD	600,000	629,266	614,013
						1,558,485	1,602,960
					Current	728,039	716,067
				Noncurrent		830,446	886,893
Companies:
Copel Distribuição: (a) (b) (c) (d) (e)
Copel: (f) (g) (h) (i) (j) (k)

Annual installments:
Together w ith the data is the interest accrued on the installments, in the amount of R$ 116,666, falling due on August 25, 2013 and the other ones in the amount of R$ 116,667, falling due on July 11, 2014 and August 15, 2015: (b)
Together w ith the data is the interest accrued on the installments, in the amount of R$ 50,333, falling due on July 27, 2016,
July 27, 2017 and July 27, 2018: (d)
Together w ith the data is the interest accrued on the installments, in the amount of R$ 38,889, falling due on July 11, 2017,
July 11, 2018 and July, 11, 2019: (e)

Destination:
Debt renegotiation w ith the Federal Government: (a)
Working capital: : (b) (c) (d)
Only purpose of paying the debts: (e) (f) (g) (h) (i) (j) (k)

Guarantees:
Ow n revenue: (a)
Pledge until 360 days: (b) (c)
Credit assignment: (d) (e)

Observations:
On 02.28.2014, the additive correction and ratification of the NC 330600132 extended the maturity and changed the form of payment and financial charges. (f)

65

22.3   Eletrobras - Centrais Elétricas Brasileiras S.A.

Contract	Issue date	Nº of installment	Final maturity	Interest rate p.y. (interest + commission)	Principal	Consolidated
						12.31.2014	12.31.2013
1293/94 (a)	09.23.1994	180	06.30.2016	5.5 – 6.5% + 2.0%	307,713	50,237	83,362
980/95 (b)	12.22.1994	80	11.15.2018	8.0%	11	11	12
981/95 (c)	12.22.1994	80	08.15.2019	8.0%	1,169	311	376
982/95 (d)	12.22.1994	80	02.15.2020	8.0%	1,283	119	142
983/95 (e)	12.22.1994	80	11.15.2020	8.0%	11	154	179
984/95 (f)	12.22.1994	80	11.15.2020	8.0%	14	72	77
985/95 (g)	12.22.1994	80	08.15.2021	8.0%	61	99	47
002/04 (h)	06.07.2004	120	07.30.2016	8.0%	30,240	1,737	2,846
142/06 (i)	05.11.2006	120	09.30.2018	5.0% + 1.0%	74,340	13,588	17,286
206/07 (j)	03.03.2008	120	08.30.2020	5.0% + 1.0%	109,642	50,455	59,357
273/09 (k)	02.18.2010	120	12.30.2022	5.0% + 1.0%	63,944	13,154	14,798
2540/06 (l)	05.12.2009	60	10.30.2016	5.0% + 1.5%	2,844	824	1,274
						130,761	179,756
					Current	49,484	49,329
					Noncurrent	81,277	130,427
Companies:
Copel Geração e Transmissão: (a)
Copel Distribuição: (b) (c) (d) (e) (f) (g) (h) (i) (j) (k) (l)

Destination:
Financial cover up to 29.14% of the total project of HPP Governador José Richa Implementation and transmission system: (a)
National Program for Watering - Proni: (b) (c) (d) (e) (f) (g)
Rural Electricity Program - Luz para Todos: (h) (i) (j) (k)
National Program for Efficient Public Lighting - ReLuz: cover 75% of the total cost of the Project for the City of Ponta
Grossa/PR: (l)

Guarantees:
The guarantee is represented by the income, supported by pow er of attorney granted by a public instrument, and the issue of promissory notes equal to the number of installments falling due.

22.4   Financiadora de Estudos e Projetos - FINEP

Contract	Issue date	Nº of installment	Final maturity	Interest rate p.y. (interest + commission)	Principal	Consolidado
						12.31.2014	12.31.2013
2070791-00 (a)	11.28.2007	49	12.15.2014	0.37% over TJLP	5,078	-	1,147
2070790-00 (b)	11.28.2007	49	12.15.2014	0.13% over TJLP	3,535	-	547
21120105-00 (c)	05.17.2012	81	10.15.2020	4%	35,095	18,344	21,223
21120105-00 (c)	05.17.2012	81	10.15.2020	3.5% + TR	17,103	14,824	17,640
						33,168	40,557
					Current	5,737	6,935
					Noncurrent	27,431	33,622
Companies:
Copel Geração e Transmissão: (a) (b)
Copel Telecomunicações: (c)

Destination:
Research and Development Project GER 2007: (a)
Research and Development Project TRA 2007: (b)
BEL project - ultra w ide band intranet service (Ultra Wide Band - UWB): (c)

Guarantees:
Withhold the amounts from the checking account in w hich revenues are deposited: (a) (b) (c)

66

22.5   National Bank for Economic and Social Development - BNDES

Contract	Issue	Nº of	Maturity		Interest rate p.y.		Consolidated
	date	installment	opening	final	(interest + commission)	Principal	12.31.2014	12.31.2013
820989.1 (a)	03.17.2009	179	02.15.2012	01.15.2028	1.63% over TJLP	169,500	149,196	160,572
1120952.1-A (b)	12.16.2011	168	05.15.2012	04.15.2026	1.82% over TJLP	42,433	34,451	37,484
1120952.1-B (c)	12.16.2011	168	05.15.2012	04.15.2026	1.42% over TJLP	2,290	1,859	2,022
1220768.1 (d)	09.28.2012	192	08.15.2013	07.15.2029	1.36% over TJLP	73,122	67,700	67,259
13211061 (e)	12.04.2013	192	11.15.2015	10.15.2031	1.49% over TJLP	1,041,155	850,782	840,106
13210331 (f)	12.03.2013	168	09.15.2014	08.15.2028	1.49 and 1.89% over TJLP	17,644	17,273	17,666
14205611-A (g)	12.15.2014	72	02.15.2015	01.15.2021	2.09% p.y. over TJLP	41,583	30,008	-
14205611-B (h)	12.15.2014	6	02.15.2016	02.15.2021	2.09 p.y. over TR BNDES	17,821	17,874	-
14205611-C (i)	12.15.2014	113	02.15.2015	06.15.2024	6% p.y.	78,921	52,170	-
11211521 (j)	03.19.2012	192	07.15.2014	06.15.2030	2.34% p.y. over TJLP	54,100	58,635	-
11211531 (k)	03.19.2012	192	07.15.2014	06.15.2030	2.34% p.y. over TJLP	40,050	43,349	-
11211541 (l)	03.19.2012	192	07.15.2014	06.15.2030	2.34% p.y. over TJLP	90,900	98,311	-
11211551 (m)	03.19.2012	192	07.15.2014	06.15.2030	2.34% p.y. over TJLP	97,000	104,533	-
							1,526,141	1,125,109
						Current	71,945	20,776
						Noncurrent	1,454,196	1,104,333
Companies:
Copel Geração e Transmissão: (a) (b) (c) (d) (e) (f)					GE Boa Vista: (k)
Copel Distribuição: (g) (h) (i)					GE São Bento do Norte: (l)
GE Farol: (j)					GE Olho D'Agua: (m)
Destination:
Construction of the Mauá Hydroelectric Pow er Plant and its transmission system: (a)
Implementation of transmission line betw een substations Foz do Iguaçu and Cascavel Oeste: (b)
Purchase of machinery and equipment for implementation of the transmission line described above: (c)
Implementation of Cavernoso II SHP: (d)
Implementation of HPP Colíder and associated transmission system: (e)
Implementation of the 230/138kV Cerquilho III Substation: (f)
Investment in preservation of businesses, improvements, operational support and general investments in expansion: (g) (h)
National machinery and equipment accredited by BNDES: (i)
Construction and implementation of w ind generating plant Eol Farol: (j)
Construction and implementation of w ind generating plant Eol Dreen Boa Vista: (k)
Construction and implementation of w ind generating plant Eol Dreen São Bento do Norte: (l)
Construction and implementation of w ind generating plant Eol Dreen Olho D'Água: (m)
Guarantees:
Total revenue from the sale and/or transaction of CCEAR energy, related to the project, through Concession Agreement of
Attachment of Revenues, Account Management and Other Covenants: (a) (d)
Fiduciary assignment of rights under the Concession Agreement no. 027/2009-ANEEL, Transmission Service Provision Contract
no. 09/2010-ONS and contracts for use of Transmission System, signed by the ONS, the Dealerships and the Transmission System
users, including the total income from the provision of transmission services: (b) (c)
Fiduciary assignment of rights under the Concession Agreement no. 01/2011MME-HPP Colíder and fiduciary assignment due to the
Purchase and Sale of Energy Eétrica (CCVEE) betw een Copel and Sadia S.A.: (e)
Fiduciary assignment of rights under the Public Service Concession Agreement for Electric Pow er Transmission no. 015/2010-ANEEL,
signed betw een Copel and the Federal Government: (f)
Surety of Companhia Paranaense de Energia; fiduciary assignment of income and indemnity rights of the concession (g) (h) (i)
Pledge of shares of subsidiaries belonging to the Company; fiduciary assignment of receivables from electricity sales revenue;
fiduciary assignment of machinery and equipment assembled or built w ith the proceeds from this contract: (j) (k) (l) (m)

67

22.6   Banco do Brasil - Distribution of Funds from BNDES

	Issue	Nº of	Maturity		Financial charges p.y.		Consolidated
Contract	date	installments	initial	final	(interest + commission)	Principal	12.31.2014	12.31.2013
21/02000-0	04.16.2009	179	03.15.2013	01.15.2028	2.13% over TJLP	169,500	149,198	160,580
						149,198		160,580
						Current	11,825	11,838
						Noncurrent	137,373	148,742
Company:
Copel Geração e Transmissão
Destination:
Construction of the Mauá Hydroelectric Pow er Plant and its transmission system, in consortium w ith Eletrosul.
Guarantees:
Total revenue from the sale and/or transaction of CCEAR energy, related to the project, through Concession
Agreement of Attachment of Revenues, Account Management and Other Covenants.

22.7   Breakdown of loans and financing by currency and index

Index and change in foreign currencies				Consolidated
accumulated in the period (%)		12.31.2014%		12.31.2013%
Foreign currency
US dollar	13.39	71,197	2.05	64,822	1.95
		71,197	2.05	64,822	1.95
Local currency
TJLP	0.00	1,605,429	46.28	1,308,607	39.37
IGP-M	3.69	-	-	65	-
Ufir	0.00	80,524	2.32	96,394	2.90
Finel	0.73	50,236	1.45	83,361	2.51
CDI	10.22	1,558,486	44.93	1,752,895	52.74
TR	0.86	14,824	0.43	-	-
IPCA	6.41	17,821	0.51	-	-
Without index	-	70,433	2.03	17,640	0.53
		3,397,753	97.95	3,258,962	98.05
		3,468,950	100.00	3,323,784	100.00
	Current	867,626		957,106
Noncurrent		2,601,324		2,366,678

22.8   Maturities of noncurrent installments

	Parent company			Consolidated
	Foreign	Local		Foreign	Local
12.31.2014	currency	currency	Total	currency	currency	Total
2016	-	302,830	302,830	-	514,886	514,886
2017	-	82,386	82,386	-	317,161	317,161
2018	-	76,423	76,423	-	310,288	310,288
2019	-	76,423	76,423	-	250,470	250,470
2020	-	-	-	-	129,680	129,680
After 2021	70,601	-	70,601	70,601	1,008,238	1,078,839
	70,601	538,062	608,663	70,601	2,530,723	2,601,324

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22.9   Changes in loans and financing

	Foreign currency		Local currency
Consolidated	Current	Noncurrent	Current	Noncurrent	Total
As of 1.01.2013	3,317	56,034	257,973	1,933,554	2,250,878
Funding	-	-	150,000	1,089,126	1,239,126
Charges	2,732	-	143,636	38,210	184,578
Monetary and exchange variance	258	7,974	241	1,342	9,815
Transfers	1,347	(1,347)	758,215	(758,215)	-
Amortization - principal	(1,478)	-	(30,030)	-	(31,508)
Payment - charges	(4,015)	-	(325,090)	-	(329,105)
As of 12.31.2013	2,161	62,661	954,945	2,304,017	3,323,784
Effect of first consolidation of São Bento (Note 17.1.2)	-	-	20,747	288,911	309,658
Funding	-	-	-	221,556	221,556
Charges	2,722	-	229,589	59,039	291,350
Monetary and exchange variance	(138)	7,940	45	(303)	7,544
Transfers	-	-	342,497	(342,497)	-
Amortization - principal	(736)	-	(424,818)	-	(425,554)
Payment - charges	(3,413)	-	(255,975)	-	(259,388)
As of 12.31.2014	596	70,601	867,030	2,530,723	3,468,950

22.10    Contracts with clauses for anticipated maturity

The Company and its subsidiaries contracted loans which include clauses requiring that they maintain certain economic-financial indices within previously established parameters, as well as other conditions that have to be observed, such as: the shareholding interest must not be changed in the Company’s capital in the subsidiaries that represents control change, without prior consent. Noncompliance with these terms could result in the anticipated maturity of the debts and/or fines.

As of December 31, 2014, all the conditions have been fully met.

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23      Debentures

	Issue	Nº of	Maturity		Financial chargess p.y.		Consolidated
Issue	date	installments	initial	final	(interest)	Principal	12.31.2014	12.31.2013
5th (a)	05.13.2014	3	05.13.2017	05.13.2019	111.5% over DI	1,000,000	1,010,485	-
1st (b)	10.30.2012	2	10.30.2016	10.30.2017	DI + Spread 0.99% p.y.	1,000,000	1,019,037	1,015,389
2nd (c)	09.26.2013	60	10.26.2013	09.26.2018	DI + Spread 1.00% p.y.	203,000	152,040	192,556
1st (d)	06.15.2013	40	09.15.2015	12.15.2018	TJLP + 1.7 + 1.0% p.y.	62,626	53,554	-
1st (e)	06.10.2014	1	-	06.10.2015	100% CDI + Spread 0.90% p.y.	330,000	350,332	-
							2,585,448	1,207,945
						Current	431,491	57,462
					Noncurrent		2,153,957	1,150,483
Companies:
Copel: (a)				Nova Asa Branca I: (e)		Santa Maria: (e)
Copel Distribuição: (b)				Nova Asa Branca II: (e)		Santa Helena: (e)
Elejor: (c)				Nova Asa Branca III: (e)		Ventos de Santo Uriel: (e)
Compagás: (d)				Nova Eurus IV: (e)
Characteristics:
Simple debentures, single series, not convertible into shares, unsecured, for public distribution w ith restricted placement efforts, according to CVM no. 476, w ith the minimum amount of: R$ 1,000,000 (a and b) and R$ 203,000 (c)
Securities w ith unit value of R$ 10 w ere issued in the follow ing quantities: 100,000 (a and b) and 20,300 (c)
Simple floating debentures, issued privately in a single series and not convertible into shares, in the amount of R$ 62,626: (d)
Securities w orth R$ 1 per unit w ere issued in the quantity of: 62.626 (d)
Simple debentures, single series, not convertible into shares, unsecured, for public distribution w ith restricted placement efforts, according to CVM no. 476, w ith the minimum amount of: R$ 53,000 - N. Asa Branca I;
R$ 58,000 - N. Asa Branca II; R$ 50,000 - N. Asa Branca III; R$ 30,000 - N. Eurus IV; R$ 50,000 - Santa Maria;
R$ 58,000 - Santa Helena; and R$ 31,000 - Ventos de Santo Uriel. (e)
Securities w ith a unit value of R$ 10 w ere issued in the amounts of: 5,300 - N. Asa Branca I; 5,800 - N. Asa Branca II;
5,000 - N. Asa Branca III; 3,000 - N. Eurus IV; 5,000 - Santa Maria; 5800 - Santa Helena; 3,100 - Ventos Santo Uriel: (e)
The unit value of debentures w ill not be adjusted for inflation: (a) (b) (c) (d) (e)
Average interest rate:
Interest paid half-yearly in May and November: (a)
Interest paid half-yearly in April and October: (b)
Interest paid monthly: (c)
Interest paid quarterly in March, June, September and December: (d)
Interest paid in a lump sum on maturity date: (e)
Destination:
Working capital or used to make investments in the issuer: (a) and (b)
Full settlement of the loan agreement w ith Copel: (c)
Fund investment plan of the issuer: (d)
Redemption of promissory notes and investment in w ind farms: (e)
Guarantees:
Surety: (a) (b) (c) (e)
Floating: (d)
Guarantor:
Copel: (b) (e)
Copel, at the ratio of 70% and Paineira Participações S.A., at the ratio of 30%: (c)
Compagás: (d)
Fiduciary agent:
Pentágono: (a)
C&D Distribuidora de Títulos e Valores Mobilíarios S.A.: (b) (c) (e)
BNDES Participações S.A. - BNDESPAR: (d)

70

23.1   Changes in debentures

			Consolidated
	Current	Noncurrent	Total
As of 1.01.2013	12,719	997,958	1,010,677
Funding	40,600	162,400	203,000
Charges	89,282	5,259	94,541
Transfers	15,134	(15,134)	-
Amortization - principal	(10,152)	-	(10,152)
Payment - charges	(90,121)	-	(90,121)
As of 12.31.2013	57,462	1,150,483	1,207,945
Funding	330,000	1,053,378	1,383,378
Charges	233,888	(1,440)	232,448
Transfers	48,464	(48,464)	-
Amortization - principal	(40,608)	-	(40,608)
Payment - charges	(197,715)	-	(197,715)
As of 12.31.2014	431,491	2,153,957	2,585,448

23.2   Contracts with clauses for anticipated maturity

Copel and its subsidiaries issued debentures which include clauses requiring that they maintain certain economic-financial indices within previously established parameters, with enforceability of annual compliance, as well as other conditions that have to be observed, such as: no alterations to the equity interest of the Company in the share capital that represents a change in control, without prior consent of the debenture holders; not making without prior written consent of the Debenture holders, payments of dividends or payments of interest on equity, if they are in arrears regarding compliance with any of their financial obligations or they do not meet the established financial indices. NonCompliance with these conditions may allow early call of the debentures.

As of December 31, 2014, all the conditions have been fully accomplished.

24      Post-employment Benefits

The Company and its subsidiaries sponsor retirement and pension plans (Unified Plan and Plan III) and a medical and dental care plan (Healthcare Plan) to both current and retired employees and their dependents.

24.1   Benefit Pension Plan

The unified pension plan is a Defined Benefit Plan - BD in which the income is predetermined, according to each individual's salary, and pension plan III is a Defined Contribution Plan - CD.

71

The costs assumed by the sponsors for these plans are recognized according to the actuarial evaluation prepared annually by independent actuaries in accordance with CPC 33 (R1) as of January 1, 2013, and refer to employee benefits, and correlated to IAS 19 (R1) and IFRIC 14. The economic and financial assumptions for purposes of the actuarial evaluation are discussed with the independent actuaries and approved by the sponsor’s management.

24.2   Healthcare Plan

The Company and its subsidiaries allocate resources for the coverage of healthcare expenses incurred by their employees and their dependents, within rules, limits, and conditions set in specific regulations. Coverage includes periodic medical exams and is extended to all retirees and pensioners for life.

24.3   Statement of financial position and statement of income

Amounts recognized in the statement of financial position, under Post-Employment Benefits, are summarized below:

		Parent company		Consolidated
	12.31.2014	12.31.2013	12.31.2014	12.31.2013
Pension Plan	-	2	1,030	5
Healthcare plan	8,196	2,169	897,588	967,227
	8,196	2,171	898,618	967,232
Current	-	2	37,404	29,983
Noncurrent	8,196	2,169	861,214	937,249

The amounts recognized in the statement of income are shown below:

		Parent company		Consolidated
	12.31.2014	12.31.2013	12.31.2014	12.31.2013
Benefit pension plan (CD)	5,046	346	53,955	51,857
Pension plan (CD) - management	550	714	1,256	988
Healthcare plan - post-employment	2,269	-	102,108	76,815
Healthcare plan	2,638	177	44,086	46,435
Healthcare plan - management	76	79	137	101
	10,579	1,316	201,542	176,196

72

24.4   Changes in post-employment benefits

Consolidated
	Current	Noncurrent	Total
As of 1.01.2013	25,819	675,230	701,049
Appropriation of actuarial calculation	-	76,524	76,524
Pension and healthcare contributions	119,149	-	119,149
Adjustment related to actuarial losses	-	216,967	216,967
Transfers	31,472	(31,472)	-
Amortizations	(146,457)	-	(146,457)
As of 12.31.2013	29,983	937,249	967,232
Appropriation of actuarial calculation	-	102,108	102,108
Pension and healthcare contributions	118,392	-	118,392
Adjustment related to actuarial losses	-	(140,383)	(140,383)
Transfers	37,760	(37,760)	-
Amortizations	(148,731)	-	(148,731)
As of 12.31.2014	37,404	861,214	898,618

24.5   Actuarial valuation

24.5.1     Actuarial assumptions

The actuarial assumptions used to determine the amounts of liabilities and costs for 2014 and 2013 are shown below:

Consolidated		2014		2013
	Real	Nominal	Real	Nominal
Economic
Inflation p.y.	-	6.40%	-	5.93%
Expected rate of discount/return p.y.
Benefit pension plan	6.10%	12.89%	6.08%	12.37%
Healthcare plan	6.15%	12.94%	6.20%	12.50%
Salary grow th p.y.	2.00%	8.53%	2.00%	8.05%
Demographic
Mortality table		AT - 2000		AT - 2000
Mortality table of individuals w ith permanent disability		WINKLEVOSS		AT - 83
Table of new disability benefit vested		A. VINDAS		Light M

24.5.2     Number of participants and beneficiaries

Consolidated	Benefit Pension Plan			Healthcare plan
	12.31.2014	12.31.2013	12.31.2014	12.31.2013
Number of active participants	8,723	9,325	8,429	8,824
Number of inactive participants	7,702	7,211	7,458	6,233
Number of dependent people		-	24,935	24,307
Total	16,425	16,536	40,822	39,364

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24.5.3     Life expectancy from the average age – Annuity Table AT-2000 (in years)

Consolidated	BD Plan	CD plan
As of 12.31.2014
Retired participants	16.75	24.67
Pensioner participants	17.17	32.62
As of 12.31.2013
Retired participants	17.72	26.67
Pensioner participants	18.48	30.12

The average age of inactive participants of the healthcare and pension plans of the Company and its subsidiaries is 64.0 years.

24.5.4     Actuarial evaluation

Based on the review of the assumptions, the values of the pension plan as of December 31, 2014 amounted to a plan surplus of R$183,117, while the position at December 31, 2013 was R$362,035, as summarized below:

Consolidated	Benefit
	Pension Plan	Healthcare Plan	12.31.2014	12.31.2013
Total liabilities or partially covered	4,379,430	1,047,284	5,426,714	5,033,805
Fair value of the plan assets	(4,562,547)	(149,696)	(4,712,243)	(4,428,613)
Plan coverage status	(183,117)	897,588	714,471	605,192
Unrecognized asset	183,117	-	183,117	362,035
	-	897,588	897,588	967,227

The Company and its subsidiaries made adjustments to its assistance liabilities through the actuarial report issued on December 31, 2014, when recorded R$140,383 in other comprehensive income, corresponding to a decrease calculated on that base date.

24.5.5     Changes in actuarial liabilities

Consolidated
	Benefit Pension Plan	Healthcare plan
Present value of net actuarial obligations as of 1.01.2013	4,563,586	848,756
Cost of services	1,115	11,852
Cost of interest	359,412	62,241
Benefits paid	(249,939)	(46,373)
Granted benefits	(244)	-
Actuarial gains (losses)	(732,822)	216,221
Present value of actuarial obligations as of 12.31.2013	3,941,108	1,092,697
Cost of services	600	8,055
Cost of interest	405,498	110,906
Benefits paid	(276,463)	(65,911)
Actuarial gains (losses)	308,687	(98,463)
Present value of net actuarial obligations as of 12.31.2014	4,379,430	1,047,284

74

24.5.6     Changes in actuarial assets

Consolidated
	Benefit Pension Plan	Healthcare plan
Fair value of the Plan's assets at 1.01.2013	5,141,874	148,696
Return estimated for assets	438,761	-
Contributions and distributions	2,077	-
Benefits paid	(249,939)	(46,373)
Granted benefits	(244)	-
Actuarial gains (losses)	(1,029,386)	23,147
Fair value of the Plan's assets at 12.31.2013	4,303,143	125,470
Return estimated for assets	524,992	15,945
Contributions and distributions	27,321	-
Benefits paid	(276,463)	-
Actuarial gains (losses)	(16,446)	8,281
Fair value of the Plan's assets at 12.31.2014	4,562,547	149,696

24.5.7     Estimated costs

The estimated net periodic plan costs (gains) for 2015, pursuant to CVM ruling no. 695/12, for each plan, are shown below:

Consolidated
	Benefit Pension Plan	Healthcare plan	2015
Cost of current service	471	34,803	35,274
Estimated cost of interest	559,365	127,622	686,987
Expected return on plan assets	(564,871)	(19,223)	(584,094)
Expected employee contributions	(229)	-	(229)
Costs (income or loss)	(5,264)	143,202	137,938

24.5.8     Sensitivity analysis

The following tables feature a sensitivity analysis, which shows the effect of a one percent increase or decrease in the assumed rates of variation of pension and healthcare costs on the aggregate service cost and interest cost components of the net periodic post-employment pension and healthcare costs and on the accumulated postemployment pension and healthcare benefit liabilities.

75

		Projected scenarios
	Present	Increase by 1%	Decrease in 1%
Sensitivity of long-term interest rate
Impacts on the obligations of the pension	6.10%	-6.28%	8.41%
Impacts in thousands of reais (R$)		(275,214)	368,335
Impacts on the obligations of healthcare program	6.15%	-14.70%	10.21%
Impacts in thousands of reais (R$)		(153,192)	106,421
Sensitivity of growth rate of the medical costs
Impacts on the obligations of healthcare program	1.00%	3.70%	-9.22%
Impacts in thousands of reais (R$)		63,641	(158,440)
Sensitivity of the service cost
Impacts on the obligations of the pension	1.00%	-0.18%	0.24%
Impacts in thousands of reais (R$)		(7,918)	10,598
Impacts on the obligations of healthcare program	1.00%	-4.97%	3.76%
Impacts in thousands of reais (R$)		(51,861)	39,167

24.5.9     Benefits payable

The estimated benefits to be paid by the Company and its subsidiaries in the next five years and the total benefits for the following fiscal years are shown below:

Consolidated
	Benefit Pension Plan	Other benefits	Total
2015	387,962	71,907	459,869
2016	398,139	68,932	467,071
2017	389,454	66,598	456,052
2018	378,318	64,688	443,006
2019	367,715	63,625	431,340
2020-2050	4,473,409	1,216,661	5,690,070

24.5.10  Asset allocation and investment strategy

The asset allocation for the Company and  its subsidiaries pension and healthcare plans at the end of 2014 and the allocation goal for 2015, by asset category, are shown below:

Consolidated
	Goal for 2015	2014
Fixed Income	88.6%	84.2%
Variable income	3.7%	8.8%
Loans	1.6%	1.9%
Real estate	1.9%	2.0%
Investment structuring	4.2%	3.1%
	100.0%	100.0%

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Below are the limits set by the Fund management:

Consolidated	Unified Plan (BD)			Plan III (CD)
	target (%) (*)	minimum (%)	target (%)	minimum (%)
Fixed Income	93.0%	87.0%	79.7%	54.6%
Variable income	1.0%	0.0%	8.9%	7.6%
Loans	1.0%	0.0%	2.8%	1.5%
Real estate	2.5%	1.0%	0.9%	0.0%
Investment structuring	2.5%	0.0%	7.7%	0.0%
(*) Target based on the total investment of each plan.

As of December 31, 2014 and 2013, the pension plan assets included the following securities issued by Copel:

Consolidated	Defined benefit pension plan
	12.31.2014	12.31.2013
Shares	2,154	1,832
	2,154	1,832

24.5.11  Additional information

Company and  its subsidiaries also sponsor a defined contribution plan for all its employees.

The contributions made in the years ended on December 31, 2014 and 2013 were R$66,914, and R$70,240, respectively.

25      25        Customer Charges Due

Consolidated
	12.31.2014	12.31.2013
Energy Development Account - CDE	11,709	6,342
Overall Reversal Reserve - RGR	11,524	31,652
	23,233	37,994

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26      Research and Development and Energy Efficiency

26.1   Balances recognized to invest in R&D (Research and Development) and EEP (Energy efficiency program)

Consolidated	Invested and	Balance	Balance	Balance as of	Balance as of
	not concluded	receivable	payable	12.31.2014	12.31.2013
Research and development - R&D
FNDCT (a)	-	5,742	-	5,742	3,771
MME	-	2,872	-	2,872	1,887
P&D	37,836	-	174,148	211,984	171,928
	37,836	8,614	174,148	220,598	177,586
Electricity efficiency program - EEP	26,068	-	89,098	115,166	104,995
	63,904	8,614	263,246	335,764	282,581
			Current	175,972	127,860
			Noncurrent	159,792	154,721
(a) National Fund for Scientific and Technological Development - FNDCT

26.2   Changes in balances for R&D and EEP

Consolidated	FNDCT	MME		P&D		PEE
	Current	Current	Current	Noncurrent	Current	Noncurrent	Total
As of 1.01.2013	3,424	1,712	40,323	102,061	114,140	2,500	264,160
Formations	21,692	10,847	869	20,825	-	25,109	79,342
Performance contract	-	-	-	-	-	619	619
Selic interest rate	-	-	111	10,207	-	4,907	15,225
Transfers	-	-	8,121	(8,121)	3,386	(3,386)	-
Payments	(21,345)	(10,672)	-	-	-	-	(32,017)
Conclusions	-	-	(2,468)	-	(42,280)	-	(44,748)
As of 12.31.2013	3,771	1,887	46,956	124,972	75,246	29,749	282,581
Formations	33,021	16,509	964	32,054	-	31,709	114,257
Performance contract	-	-	-	-	-	1,111	1,111
Selic interest rate	-	-	185	15,833	-	7,381	23,399
Transfers	-	-	42,002	(42,002)	41,015	(41,015)	-
Payments	(31,050)	(15,524)	-	-	-	-	(46,574)
Conclusions	-	-	(8,980)	-	(30,030)	-	(39,010)
As of 12.31.2014	5,742	2,872	81,127	130,857	86,231	28,935	335,764

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27      Accounts Payable Related to Concession - Use of Public Property

These refer to concession charges for use of public property (UPP).

Consolidated					Current		Noncurrent
	Grant	Signature	Closing	12.31.2014	12.31.2013	12.31.2014	12.31.2013
HPP Mauá (a)	06.29.2007	07.03.2007	07.2042	973	913	13,227	12,612
HPP Colider (b)	12.29.2010	01.17.2011	01.2046	1,564	118	18,057	17,091
HPP Baixo Iguaçu (c)	07.19.2012	08.20.2012	01.2047	-	-	5,363	-
SHP Cavernoso (d)	07.11.2013	07.11.2013	07.2018	36	35	81	101
SHP Apucaraninha (e)	07.11.2013	07.11.2013	07.2018	251	247	568	702
SHP Chopim I (f)	07.11.2013	07.11.2013	07.2015	33	55	-	26
SHP Chaminé (g)	07.11.2013	07.11.2013	07.2018	434	427	983	1,214
SHP Derivação Rio Jordão (h)	07.11.2013	02.24.2014	02.2019	217	-	589	-
Fundão – Santa Clara
Hydroelectric Energy Complex (i)	10.23.2001	10.25.2001	10.2036	51,447	49,686	397,904	388,547
				54,955	51,481	436,772	420,293
Companies:
Copel Geração e Transmissão: (a) (b) (c) (d) (e) (f) (g) (h)
Elejor: (i)
Discount rate applied to calculate present value:
Actual net discount rate, in line w ith the estimated long-term rate. It bears no relationship w ith the expected project return:
5.65% p.y. (a)
7,74% p.y. (b) (c) (d) (e) (f) (g) (h)
11.00% p.y. (i)

Payment to the federal government:
Monthly installments equivalent to 1.12 of the proposed annual payment of R$ 643 (51% of R$ 1,262), according to clause six of Concession Agreement no. 001/07: (a)
Monthly installments of 1.12 of the proposed annual payment of R$ 1,256, from the start of commercial operation of HPP, as clause 6 of the Concession Agreement no. 001/11: (b)
Monthly installments equivalent to 1.12 of the proposed annual payment, according to clause 5th of Concession Agreement
no. 007/2013 for 5 years: (c) (d) (e) (f) (g) (h)
Monthly installments equivalent to 1/12 from the proposed annual payment of R$ 19,000, from the 6th to 35th year of grant or w hile in the exploitation of hydropow er facilities, as Terms of Ratification of Bidding and clause six of the Concession
Contract no. 125/01: (i)

Annual adjustment of installments for inflation:
IPCA variation: (a) (b) (c) (d) (e) (f) (g) (h)
IGP-M variation: (i)

27.1   Nominal value and present value – use of public property

Consolidated	Nominal value	Present value
2014	56,062	53,071
2015	56,394	48,219
2016	56,516	43,659
2017	56,203	39,205
After 2017	1,020,921	307,573
	1,246,096	491,727

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27.2   Change in Accounts Payable related to concession - Use of Public Property

Consolidated
	Current	Noncurrent	Total
As of 1.01.2013	48,477	399,080	447,557
Aneel grant - use of public property	749	4,338	5,087
Transfers	49,128	(49,128)	-
Payments	(48,966)	-	(48,966)
Monetary variations	2,093	66,003	68,096
As of 12.31.2013	51,481	420,293	471,774
Aneel grant - use of public property	215	8,454	8,669
Transfers	53,214	(53,214)	-
Payments	(51,716)	-	(51,716)
Monetary variations	1,761	61,239	63,000
As of 12.31.2014	54,955	436,772	491,727

28      Other Accounts Payable

Consolidated
		12.31.2014	12.31.2013
Reimbursements to customer contributions		27,817	19,428
Financial offset for the use of w ater resources		22,259	22,952
Public lighting rate collected		21,267	21,489
Investment acquisition		18,228	-
Pledges in guarantee		17,721	14,286
Customers		15,954	18,745
Other liabilities		35,048	40,344
		158,294	137,244
	Current	157,988	137,011
	Noncurrent	306	233

29      Provision Contingencies

29.1   Provision for litigation

The Company and its subsidiaries are party to several claims filed whose losses are considered likely based on the opinion of its legal counsel, for which provisions were recorded.

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Changes in provisions and main lawsuits

Consolidated					Additions to
Balances as of				Construction	fixed assets		Balance as of
	1.01.2014	Additions	Reversals	cost	in progress	Discharges	12.31.2014
Tax
Cofins (a)	243,131	11,255	-	-	-	-	254,386
Others	44,108	9,658	(15,310)	-	-	(998)	37,458
	287,239	20,913	(15,310)	-	-	(998)	291,844
Labors (b)	196,054	139,181	(661)	-	-	(8,328)	326,246
Employee benefits (c)	94,809	56,217	(414)	-	-	(36,069)	114,543
Civil
Suppliers (d)	64,775	-	(4,095)	-	-	-	60,680
Civil and administrative claims (e)	197,838	65,040	(47)	-	-	(6,662)	256,169
Easements	10,639	15,770	-	-	-	(1,002)	25,407
Expropriations and property (f)	353,461	39,005	-	(1,850)	11,887	(284)	402,219
Customers	9,633	970	(1)	-	-	-	10,602
	636,346	120,785	(4,143)	(1,850)	11,887	(7,948)	755,077
Environmental	211	268	-	-	-	-	479
Regulatory (g)	51,468	6,975	-	-	-	-	58,443
	1,266,127	344,339	(20,528)	(1,850)	11,887	(53,343)	1,546,632

Consolidated	Balance as of			Construction		Balance as of
	1.01.2013	Additions	Reversals	cost	Discharges	12.31.2013
Tax
Cofins (a)	243,131	-	-	-	-	243,131
Others	51,445	14,096	(21,433)	-	-	44,108
	294,576	14,096	(21,433)	-	-	287,239
Labors (b)	154,990	53,964	(1,577)	-	(11,323)	196,054
Employee benefits (c)	78,670	88,359	(45,563)	-	(26,657)	94,809
Civil
Suppliers (d)	68,630	-	(3,855)	-	-	64,775
Civil and administrative claims (e)	176,811	49,210	(21,621)	-	(6,562)	197,838
Easements	5,964	5,771	(953)	-	(143)	10,639
Expropriations and property (f)	317,472	35,063	-	943	(17)	353,461
Customers	7,477	3,024	(868)	-	-	9,633
	576,354	93,068	(27,297)	943	(6,722)	636,346
Environmental	193	35	(17)	-	-	211
Regulatory (g)	50,925	5,328	(4,785)	-	-	51,468
	1,155,708	254,850	(100,672)	943	(44,702)	1,266,127

Parent company	Balance as of				Balance as of
	1.01.2014	Additions	Reversals	Discharges	12.31.2014
Tax
Cofins (a)	243,131	11,255	-	-	254,386
Others	22,016	8,306	-	(984)	29,338
	265,147	19,561	-	(984)	283,724
Labor	-	464	(177)	(128)	159
Civil	390	329	(47)	-	672
Regulatory (g)	12,310	454	-	-	12,764
	277,847	20,808	(224)	(1,112)	297,319

81

Parent company	Balance as of			Balance as of
	1.01.2013	Additions	Reversals	12.31.2013
Tax
Cofins (a)	243,131	-	-	243,131
Others	29,803	11,613	(19,400)	22,016
	272,934	11,613	(19,400)	265,147
Civil	17,694	2,347	(19,651)	390
Regulatory (g)	11,667	643	-	12,310
	302,295	14,603	(39,051)	277,847

Information on main lawsuits

a)     Contribution for Social Security Funding - COFINS

Author:I Federal Taxing Department

Cofins collection for the periods from August 1995 to December 1996 and from October 1998 to June 2001, as a result of deconstitution of the sentence which had recognized the Company's exemption as to payment of COFINS tax.

Current situation: awaiting judgment.

b)    Labor

Authors: former employees of Copel and its subsidiaries and former employees of contractors and outsourced companies

Labor claims comprise claims filed by former employees in connection with the payment of overtime, hazardous working conditions, transfer bonuses, salary equality/reclassification, and other matters, and also claims by former employees of contractors and third-parties (secondary responsibility) involving indemnity and other matters.

c)     Employee benefits

Authors: retired former employees of Copel and its wholly owned subsidiaries

The labor claims against the Copel Foundation, which will have consequential impact on the Company and its wholly owned subsidiaries, since additional contributions will be required.

d)                Suppliers

Authors: Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A.

Copel Distribution filed a legal action to challenge the validity of illegal clauses and conditions in the purchase and sale of energy agreement signed with the companies Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A. The sellers, after terminating the agreement, resorted to the Arbitration Chamber of Getúlio Vargas Foundation, which sentenced Copel Distribuição to pay the contractual penalty fine, as the Chamber had the understanding that the Company had given rise to the termination.

82

In the compliance / enforcement of court decision stage, the suppliers submitted bank letters of credit as collateral, and afterwards, attained secured amounts, but the legal action remains classified as a probable loss, due to the recovery of the remaining balance. In the accrued amount, the amount of R$28,345, recorded in the Suppliers account, also makes up the total debt.

Current situation: The judge of the 3rd Public Finance Court ruled the payment of R$22,162 as the outstanding balance, and consequent release of the amounts of R$12,790 and R$9,372 to the enforcement creditors on 04.12.2012, via a bank guarantee. By means of a decision published on January 27, 2015, the judge granted an application to release escrow accounts in favor of Pedrinho Energética, however another magistrate maintained free from any changes the values of the sums under discussion with Consórcio Salto Natal, which decision was submitted to the Courts of Law by Consórcio Salto Natal, by means of an interlocutory appeal.

e)                 Civil and administrative claims

Author: Tradener Ltda.                                                            Amount estimated: R$76,119

Class actions and civil public actions were filed in which illegalities and annulments relating to the execution of the electric power purchase agreement entered into between the Company and Tradener are pointed out. Class action No. 588/2006 has already been rendered final and unappealable, and the ruling recognized as valid commissions payable by the Company to Tradener. In the civil public action No. 0000219-78.2003.8.16.0004, filed by the Prosecution Office, a decision has also been rendered ruling on the absence of irregularities in the electric power purchase agreement. Therefore, the Tradener brought recovery lawsuits, seeking to receive its commissions.

Current situation: - case record 0005550-26.2012.8.16.0004 - in the judgment rendered on 09.29.2014, the Company was ordered to pay the commissions due to Tradener in the amount of R$17,765 on 09.30.2012, which accrues default interest of 1% per month from the date of notification (10.25.2012), plus attorneys' fees set at 9% of the value of the sentence and court costs, totaling R$25,468 on 12.31.2014. The Company filed an appeal against this decision, which is still pending judgment.

- case record 00059-90.22.2012.8.16.0004 - in the judgment rendered on 01.27.2014 the Company was ordered to pay the amount of R$50,651, which is the value updated by the INPC/IBGE from the maturity of the commissions payable to Tradener under the purchase agreement entered into with Celesc, plus default interest of 1% per month, as of the date of notification (10.31.2012), as well as attorneys' fees in the amount of R$55, which should be adjusted for inflation from the date of judgment by the INPC/IBGE, from 01.27.2014. The Company filed an appeal against this decision, which is still pending judgment.

83

f)                  Expropriations and property

Author: Ivaí Engenharia de Obras S.A.                         Amount estimated: R$349,080

Collection action proposed by the author based on previous declaratory action with the objective of which was the recognition of the author's credit claim by the imbalance of economic and financial equation contract signed with Copel Geração e Transmissão.

Current situation: waiting judgment of 2 requests for clarification feature Copel Geração e Transmissão before the Supreme Court, in which he discusses difference in values arising from the incidence of Selic rate as a monetary adjustment index plus interest for late payment, applied in preparing the expert report. Already provisional execution in progress, however, is suspended for injunctive Copel presented and accepted in Paraná Court of Justice in December, 2014.

g)    Regulatory

Authors: Companhia Estadual de Energia Elétrica - CEEE and Dona Francisca Energética S.A.

Amount estimated: R$41,915

Copel, Copel Geração e Transmissão and Copel Distribuição are discussing in the administrative and judicial spheres of the Regulator possible breaches of regulatory standards, including lawsuits involving the above mentioned companies, against Aneel Decree No. 288/2002.

Current situation: awaiting judgment.

29.2   Contingent liabilities

The Company and its subsidiaries are party to several claims filed whose losses are considered likely based on the opinion of its legal counsel, for which no provisions were recorded.

	Parent company			Consolidated
	12.31.2014	12.31.2013	12.31.2014	12.31.2013
Tax (a)	1,177,495	1,221,455	1,356,224	1,384,115
Labor	964	-	558,873	342,887
Employee benefits	-	-	107,118	97,979
Civil (b)	32,257	21,435	698,084	1,006,786
Regulatory	606	612	18,464	56,193
	1,211,322	1,243,502	2,738,763	2,887,960

Information on main lawsuits

Information on main lawsuits

a)     Tax

Author: Federal Taxing Department                  Amount estimated: R$759,810

Portion of penalty fines and interest relating to the COFINS charges indicated in Note 29.1 as a probable loss.

84

Current situation: awaiting judgment.

Author: Social Security National Institute - INSS            Amount estimated: R$271,163

Administrative proceeding arising from an action to relief from judgment related to the Social Contribution on Revenues (COFINS). It is related to interest and fines for the 1995/96 period and, due to the strong arguments for the defense of such charges, it is classified as possible. The principal amount of this debit, however, is classified as probable and is currently being discussed in the tax foreclosure filed by the Federal Government, which is pending before the 2th Federal Court, as disclosed in Note 29.1-a.

Current situation: awaiting judgment.

Author: Social Security  National Institute - INSS                      Amount estimated: R$50,798

Tax demands against Copel concerning tax enforcement, in order to recover the social security on the sale of hand labor (NFLD No. 35273876-6).

Current situation: awaiting judgment.

b)    Civil

Author: Mineradora Tibagiana Ltda.                              Amount estimated: R$52,625

Legal action seeking compensation for alleged losses in mining activities for the construction work of the HPP Mauá, by the Energy Consortium Cruzeiro do Sul, in which Copel Geração e Transmissão participates with the percentage of 51%.

Current situation: awaiting judgment.

Author: Ivaí Engenharia de Obras S.A.                         Amount estimated: R$289,621

Recovery action filed by the plaintiff grounded on previous declaratory action seeking recognition of the plaintiff’s credit claim due to the economic and financial imbalance of contract signed with Copel Geração e Transmissão. The principal amount of this debt is classified as a probable loss.

Current situation: awaiting judgment of the 2nd appeal for review of decision filed by Copel Geração e Transmissão before the Supreme Court of Justice, in which it is challenged the difference in values arising from the assessment of Selic rate as a monetary adjustment index plus interest for late payment, applied in the preparation of the expert report. There is already provisional execution in progress, however, is suspended for injunctive Copel presented and accepted in Paraná Court of Justice in December, 2014.

85

Authors: franchisees of the Agency / Copel store         Amount estimated: R$33,918

Filing of two individual claims against Copel Distribuição of the franchise contracts for Copel branches/stores, with the main petition claiming an extension of the term of the contract and secondary petition to recognize the existence of a sub concession, with transfer of the services provided and full pass-through of the fees, amongst other amounts.

Current situation: awaiting judgment.

30      Equity

30.1   Equity attributable to controlling shareholders

30.1.1     Capital

Paid-in share capital was R$6,910,000. The different classes of shares (with no par value) and main shareholders are detailed below:

						Number of shares in units
Shareholders	Common		Class "A” Preferred		Class “B” preferred		Total
	in share	%	in share	%	in share	%	in share	%
State of Paraná	85,028,598	58.63	-	-	-	-	85,028,598	31.07
BNDES	38,298,775	26.41	-	-	27,282,006	21.27	65,580,781	23.96
Eletrobras	1,530,774	1.06	-	-	-	-	1,530,774	0.56
Free float:
BM&FBOVESPA (a)	19,060,366	13.14	128,427	33.77	55,065,282	42.94	74,254,075	27.14
NYSE (b)	814,822	0.56	-	-	45,768,198	35.69	46,583,020	17.03
Latibex (c)	-	-	-	-	67,549	0.05	67,549	0.02
Municipalities	178,393	0.12	9,326	2.45	3,471	-	191,190	0.07
Other shareholders	119,352	0.08	242,538	63.78	57,498	0.05	419,388	0.15
	145,031,080	100.00	380,291	100.00	128,244,004	100.00	273,655,375	100.00
(a) São Paulo Stock, Commodities, and Futures Exchange
(b) New York Stock Exchange New York
(c) Latin American Exchange in Euros, related to the Madrid Exchange

The market value of Company stock as of December 31, 2014, is shown below:

	Number of shares in units	Market value
Ordinary shares	145,031,080	3,610,940
Class “A” preferred shares	380,291	11,409
Class “B” preferred shares	128,244,004	4,561,953
	273,655,375	8,184,302

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30.1.2     Equity valuation adjustments

Changes in equity  valuationadjustments

	Parent company	Consolidated
As of 1.01.2013	1,214,394	1,214,394
Adjustments to financial assets available for sale
Financial investments (a)	(4,573)	(6,929)
Taxes on adjustments	-	2,356
Financial investments held for sale	(306)	(306)
Taxes on adjustments	104	104
Adjustments related to actuarial liabilities:
Post-employment benefits	(2,169)	(216,967)
Taxes on adjustments	738	73,769
Post-employment benefits - equity (a)	(122,886)	18,881
Realization of equity evaluation adjustment
Deemed cost of fixed assets	-	(154,763)
Taxes on the adjustments	-	52,620
Deemed cost of fixed assets - equity (a)	(102,143)	-
As of 12.31.2013	(231,235)	(231,235)
Adjustments to financial assets available for sale
Financial investments (a)	707	1,070
Taxes on adjustments	-	(363)
Financial investments held for sale	(190)	(190)
Taxes on adjustments	65	65
Adjustments related to actuarial liabilities:
Post-employment benefits	(3,712)	140,383
Taxes on adjustments	1,262	(48,584)
Post-employment benefits - equity (a)	94,425	(582)
Other adjustments:
Other adjustments - subsidiaries (a)	(1,282)	(2,777)
Taxes on other adjustments	-	945
Realization of equity evaluation adjustment
Deemed cost of fixed assets	-	(149,295)
Taxes on the adjustments	-	50,760
Deemed cost of fixed assets - equity (a)	(101,001)	(2,466)
Deemed cost of fixed assets - investment realization	(850)	(850)
Actuarial liabilities - investment realization	4,381	4,381
Attributed to non-controlling interest	-	1,308
As of 12.31.2014	(237,430)	(237,430)
(a) Equity in the parent company, net of taxes.

87

30.1.3     Proposed dividend distribution

Parent company
	12.31.2014	12.31.2013
Calculation of minimum mandatory dividend (25%) - (1)
Net income (loss) for the year	1,205,950	1,072,560
Legal Reserve (5%)	(60,298)	(53,628)
Realization of equity evaluation adjustment	99,394	102,143
Calculation basis for minimum mandatory dividends	1,245,046	1,121,075
	311,262	280,268
Total proposed distribution - (2) (3 + 5)	622,523	560,537
Interest on own capital, net - (3)	30,000	180,000
Tax on interest on ow n capital	(3,161)	(16,107)
Interest on own capital, net - (4)	26,839	163,893
Dividends proposed - (5)	592,523	380,537
Total proposed distribution, net - (6) (3 + 5)	619,362	544,430
Additional dividend proposed (7) (6-1)	308,100	264,162
Anticipated payment endorsed by the Board of Directors - (8)	377,609	308,932
Interest on ow n capital, net	26,839	163,893
Dividends	350,770	145,039
Prepayment above the mandatory minimum - (9) (8-1)	66,347	28,664
Adjusted additional dividend proposed (10) (7-9)	241,753	235,498
Gross value of dividends per share:
Ordinary shares	2.17236	1.95572
Class “A” preferred shares	2.52507	2.52507
Class “B” preferred shares	2.39000	2.15165
Gross amount of dividends per class of shares:
Ordinary shares	315,060	283,640
Class “A” preferred shares	962	964
Class “B” preferred shares	306,501	275,933

30.1.4     Basic and diluted earnings per share

Parent company
	12.31.2014	12.31.2013
Basic and diluted numerator
Basic and diluted net income per share category, attributable to Parent Company:
Ordinary shares	610,434	542,819
Class “A” preferred shares	1,766	1,714
Class “B” preferred shares	593,750	528,027
	1,205,950	1,072,560
Basic and diluted denominator
Weighted average number of shares (in thousands):
Ordinary shares	145,031,080	145,031,080
Class “A” preferred shares	381,465	381,737
Class “B” preferred shares	128,242,830	128,242,558
	273,655,375	273,655,375
Basic and diluted earnings per share attributable to Parent Company:
Ordinary shares	4.20899	3.74278
Class “A” preferred shares	4.62953	4.49001
Class “B” preferred shares	4.62989	4.11741

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30.2   Change in equity attributable to non-controlling interest

Participation in capital stock	Compagás: 49%	Elejor: 30%	UEG Araucária: 20%	Consolidated
As of 1.01.2013	108,930	22,459	133,117	264,506
Dividends	(2,531)	(13,437)	-	(15,968)
Income for the year	9,058	12,584	7,233	28,875
As of 12.31.2013	115,457	21,606	140,350	277,413
Dividends	(8,045)	(1,367)	(44,267)	(53,679)
Equity evaluation adjustment	(758)	(550)	-	(1,308)
Income for the year	29,579	5,756	94,330	129,665
As of 12.31.2014	136,233	25,445	190,413	352,091

31      Operating Revenue

Consolidated	Gross	PIS/Pasep and		Regulatory	Service tax	Net revenues
	revenues	Cofins taxes	ICMS (VAT)	charges (31.5)	(ISSQN )	12.31.2014
Electricity sales to final customers (31.1)	6,581,808	(573,026)	(1,584,499)	(53,130)	-	4,371,153
Electricity sales to distributors (31.2)	4,882,071	(430,976)	-	(80,303)	-	4,370,792
Use of the main distribution and transmission grid (31.3)	3,708,296	(347,962)	(958,690)	(164,174)	-	2,237,470
Construction revenues	1,279,010	-	-	-	-	1,279,010
Revenues from telecommunications	216,223	(11,310)	(38,615)	-	(837)	165,461
Distribution of piped gas	495,132	(45,504)	(58,343)	-	-	391,285
Sectorial financial assets and liabilities result	1,033,866	-	-	-	-	1,033,866
Other operating revenue (31.4)	131,434	(59,529)	-	-	(2,425)	69,480
	18,327,840	(1,468,307)	(2,640,147)	(297,607)	(3,262)	13,918,517

Consolidated	Gross	PIS/Pasep		Regulatory	Service tax	Net revenues
	revenues	and Cofins	ICMS (VAT)	charges (31.5)	(ISSQN )	12.31.2013
Electricity sales to final customers (31.1)	5,111,048	(447,215)	(1,279,446)	(39,738)	-	3,344,649
Electricity sales to distributors (31.2)	2,188,092	(188,282)	-	(67,548)	-	1,932,262
Use of the main distribution and transmission grid (31.3)	3,296,753	(309,979)	(830,890)	(126,908)	-	2,028,976
Construction revenues	1,076,141	-	-	-	-	1,076,141
Revenues from telecommunications	183,695	(9,430)	(32,548)	-	(402)	141,315
Distribution of piped gas	467,750	(42,993)	(56,137)	-	-	368,620
Other operating revenue (31.4)	345,680	(55,715)	-	-	(1,714)	288,251
	12,669,159	(1,053,614)	(2,199,021)	(234,194)	(2,116)	9,180,214

31.1   Electric sales to final customers by category

Consolidated		Gross revenue		Net revenue
	12.31.2014	12.31.2013	12.31.2014	12.31.2013
Residential	2,110,043	1,605,604	1,429,593	1,074,119
Industrial	2,369,527	1,956,127	1,563,121	1,263,068
Commercial, services and other activities	1,365,319	1,022,977	838,312	626,881
Rural	305,214	194,085	260,801	165,078
Public entities	152,321	118,263	108,348	83,811
Public lighting	127,838	97,565	78,626	60,070
Public service	151,546	116,427	92,352	71,622
	6,581,808	5,111,048	4,371,153	3,344,649

89

31.2   Electricity sales to distributors

Consolidated		Gross revenue
	12.31.2014	12.31.2013
Electric Pow er Trade Chamber - CCEE	2,987,114	548,073
Bilateral contracts	1,172,588	863,244
Agreements for Pow er Trade on the Regulated Market - CCEAR (auction)	722,120	775,924
Quota system	249	-
Sale of electric pow er in the short-term	-	851
	4,882,071	2,188,092

31.3   Use of the main distribution and transmission grid  by customer class

Consolidated		Gross revenue		Net revenue
	12.31.2014	12.31.2013	12.31.2014	12.31.2013
Residential	1,363,517	1,232,186	793,022	720,321
Industrial	701,408	632,508	398,566	357,094
Commercial, services and other activities	869,622	755,869	506,163	445,273
Rural	190,620	167,640	109,278	136,798
Public entities	108,809	99,147	72,590	66,815
Public lighting	97,828	87,666	56,376	51,198
Public service	64,337	58,574	37,212	34,025
Free customer	147,135	140,135	126,534	121,705
Basic Netw ork, BN connections, and connection grid	1,044	1,109	899	963
Operating and maintenance income (loss) - O&M	106,833	90,385	86,590	68,029
Interest income (loss)	57,143	31,534	50,240	26,755
	3,708,296	3,296,753	2,237,470	2,028,976

31.4   Other operating revenues

Consolidated		Gross revenue
	12.31.2014	12.31.2013
Leasing and rent (31.4.1)	96,809	180,128
Income from rendering of services	23,987	63,209
Charged service	8,207	9,082
Reimbursement for unavailability of energy	-	77,527
Other revenues	2,431	15,734
	131,434	345,680

31.4.1     Revenue from leases and rentals

Consolidated	12.31.2014	12.31.2013
Equipment and framew ork	88,988	77,241
Thermal Pow er Plant of Araucária (a)	6,405	101,628
Facilities sharing	1,210	656
Real estate	206	603
	96,809	180,128

The Company has not identified any operating lease receivables which are non-cancellable.

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a)     TPP Araucária

In December 2006, UEG Araucária entered into an agreement for the lease of a power plant with Petróleo Brasileiro S.A. - Petrobras, which in turn entered into an operations and maintenance agreement with our subsidiary, Copel Geração e Transmissão, whereby the latter operated and maintained the power plant. Both agreements expired on January 31, 2014. Therefore, as from February 1, 2014, UEG Araucária is responsible for selling the electricity produced by TPP Araucária. This electricity is not sold under long-term agreements, but distributed in the spot market, as established by the National Electric System Operator (ONS).

31.5   Regulatory  charges

Consolidated	12.31.2014	12.31.2013
Energy Development Account - CDE	133,021	79,994
Research and development and energy efficiency - R&D and PEE	114,257	79,342
Global Reversion Reserve - RGR quota	50,329	57,050
Fuel consumption account - CCC	-	17,808
Other charges	-	-
	297,607	234,194

32      Operating Costs and Expenses

Consolidated			General and	Other income
	Operational	Sales	administrative	(expenses),
	costs	expenses	expenses	net	12.31.2014
Electricity purchased for resale (32.1)	(5,097,719)	-	-	-	(5,097,719)
Charge of the main distribution and transmission grid (32.2)	(384,846)	-	-	-	(384,846)
Personnel and management (32.3)	(781,270)	(12,534)	(259,007)	-	(1,052,811)
Pension and healthcare plans (Note 24)	(157,968)	(1,468)	(42,106)	-	(201,542)
Materials and supplies	(64,238)	(524)	(9,673)	-	(74,435)
Materials and supplies for pow er eletricity	(150,848)	-	-	-	(150,848)
Natural gas and supplies for gas business	(1,469,842)	-	-	-	(1,469,842)
Third-party services (32.4)	(299,958)	(44,517)	(79,989)	-	(424,464)
Depreciation and amortization	(590,540)	(26)	(38,622)	(755)	(629,943)
Provisions and reversals (32.5)	(807,281)	(66,196)	-	(330,205)	(1,203,682)
Construction cost (32.6)	(1,285,902)	-	-	-	(1,285,902)
Other operating costs and expenses (32.7)	(74,665)	4,278	(122,719)	(199,418)	(392,524)
	(11,165,077)	(120,987)	(552,116)	(530,378)	(12,368,558)

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Consolidated			General and	Other income
	Operational	Sales	administrative	(expenses),
	costs	expenses	expenses	net	12.31.2013
Electricity purchased for resale (32.1)	(3,336,359)	-	-	-	(3,336,359)
Charge of the main distribution and transmission grid (32.2)	(407,317)	-	-	-	(407,317)
Personnel and management (32.3)	(844,491)	(9,879)	(241,977)	-	(1,096,347)
Pension and healthcare plans (Note 24)	(136,907)	(1,113)	(38,176)	-	(176,196)
Materials and supplies	(62,380)	(935)	(7,163)	-	(70,478)
Materials and supplies for pow er eletricity	(27,187)	-	-	-	(27,187)
Natural gas and supplies for gas business	(295,671)	-	-	-	(295,671)
Third-party services (32.4)	(293,505)	(41,276)	(88,678)	-	(423,459)
Depreciation and amortization	(551,301)	(44)	(51,103)	(755)	(603,203)
Provisions and reversals (32.5)	-	(47,457)	-	(152,098)	(199,555)
Construction cost (32.6)	(1,088,275)	-	-	-	(1,088,275)
Other operating costs and expenses (32.7)	5,395	5,089	(103,007)	(251,057)	(343,580)
	(7,037,998)	(95,615)	(530,104)	(403,910)	(8,067,627)

Parent company	General and	Other income
	administrative	(expenses),
	expenses	net	12.31.2014
Personnel and management (32.3)	(88,353)	-	(88,353)
Pension and healthcare plans (Note 24)	(10,579)	-	(10,579)
Materials and supplies	(470)	-	(470)
Third party services	(6,591)	-	(6,591)
Depreciation and amortization	-	(755)	(755)
Provisions and reversals (32.5)	-	(20,584)	(20,584)
Other operating revenue/expenses	(13,646)	770	(12,876)
	(119,639)	(20,569)	(140,208)

Parent company	General and	Other income
	administrative	(expenses),
	expenses	net	12.31.2013
Personnel and management (32.3)	(18,254)	-	(18,254)
Pension and healthcare plans (Note 24)	(1,316)	-	(1,316)
Materials and supplies	(21)	-	(21)
Third party services	(4,783)	-	(4,783)
Depreciation and amortization	-	(755)	(755)
Provisions and reversals (32.5)	-	26,765	26,765
Other operating revenue/expenses	(23,398)	2,323	(21,075)
	(47,772)	28,333	(19,439)

32.1   Electricity purchased for resale

Consolidated	12.31.2014	12.31.2013
Purchase of Energy in the Regulated Environment - CCEAR	3,394,222	2,305,809
Electric Energy Trading Chamber - CCEE	2,281,328	663,936
(-) Transfer CDE and ACR Account - Decrees 8,221/2014 and 7,945/2013 (32.1.1)	(1,253,436)	(294,085)
Itaipu Binacional	756,127	610,404
Bilateral contracts	177,149	217,069
Program for incentive to alternative energy sources - Proinfa	183,617	166,653
(-) PIS/Pasep/Cofins taxes on electricity purchased for resale	(441,288)	(333,427)
	5,097,719	3,336,359

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32.1.1     (-) CDE Transfer and ACR Account - Decrees nos. 8221/2014 and 7891/2013

CDE Transfer 7,891/2013 - Involuntary Exposure to Hydrological Risk

By means of Decree no. 7,891/2013 subsequently amended by Decrees nos. 7,945/2013 and 8,203/2014, the Federal Government consented to cover costs by means of CDE financial transfers, in order to neutralize exposure to the short-term market by distribution concessionaires, to cover any additional costs by distribution concessionaires resulting from activating thermoelectric plants owing to energy security (ESS) and neutralizing involuntary contractual exposure by distribution concessionaires in the short-term market resulting from unsuccessful acquisitions in energy auctions.

The funds reserved by Copel Distribuição to cover energy costs due to involuntary exposure and hydrological risk, pursuant to Decree no. 7,891/2913, totaled R$294,085 for 2013 and R$114,553 in 2014, regarding this year’s month of January as provided by Decree no. 8,203/2014, and R$1,412, related to December 2013 provision adjustments..

ACR Account Transfer - Decree no. 8,221/2014

In the light of the unfavorable hydrological scenario, Decree no. 8,221/2014 was published and created the ACR Account with a view to covering in whole or in part any additional costs through involuntary exposure to the short-term market and thermoelectric activation, in connection with the CCEAR’s – Electricity Sales Contracts in the Regulated Environment in the availability mode. The transfers received by Copel Distribuição during 2014 from the ACR Account totaled R$1,137,471.

32.2   Charge of the main distribution and transmission grid

Consolidated	12.31.2014	12.31.2013
System use charges	516,284	394,529
Itaipu transportation charges	67,263	51,188
Charge reserve energy - EER	4,554	16,672
System Service Charges - ESS	71,865	308,864
(-) Transfer CDE - ESS - Decree 7,945 / 2013 (32.2.1)	-	(319,624)
(-) Reserve energy account - Coner - Normative Resolution 613/2014 (32.2.2)	(232,706)	-
(-) PIS/Pasep and Cofins over electricity grid use charges	(42,414)	(44,312)
	384,846	407,317

32.2.1     CDE Transfer 7,891/2013 – ESS

The funds reserved by Copel Distribuição to cover related to System Service Charges (ESS) pursuant to Decree no. 7,891/2913, cited in Note 32.1.1, totaled R$319,624 for 2013.

32.2.2     Reserve Energy Account (Coner) - Normative Resolution no. 613/2014

Resolution 613/2014 established criteria for allocating Coner financial surpluses, which provided effects by means of mitigating costs with charges for electricity network use.

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32.3   Personnel and management

.	Parent company			Consolidated
	12.31.2014	12.31.2013	12.31.2014	12.31.2013
Personnel
Wages and salaries	53,992	5,197	642,901	663,636
Social charges on payroll	18,297	1,284	204,695	210,993
Meal assistance and education allow ance	5,374	460	85,927	86,916
Provisons for profit sharing (a)	3,352	734	92,657	80,048
Compensation - Voluntary termination Program/retirement	(547)	248	6,588	37,925
	80,468	7,923	1,032,768	1,079,518
Management
Wages and salaries	6,025	7,866	15,614	13,044
Social charges on payroll	1,587	2,379	3,977	3,642
Other expenses	273	86	452	143
	7,885	10,331	20,043	16,829
	88,353	18,254	1,052,811	1,096,347
(a) According to Federal Law 10,101/2000, State Decree 1,978/2007 and State Law 16,560/2010.

32.4   Third-party services

Consolidated	12.31.2014	12.31.2013
Maintenance of electrical system	102,116	106,175
Maintenance of facilities	90,909	79,309
Communication, processing and transmission of data	50,894	51,534
Meter reading and bill delivery	37,766	35,930
Authorized and registered agents	35,116	33,801
Consumer service	17,624	24,325
Consultancy and audit	11,853	15,972
(-) /Pasep/Cofins taxes on services from third-parties	(4,689)	(6,063)
Other services	82,875	82,476
	424,464	423,459

32.5   Provisions and reversals

.		Parent company		Consolidated
	12.31.2014	12.31.2013	12.31.2014	12.31.2013
Provision for impairment of assets (Note 18.11)	-	-	807,281	-
Provision (reversal) for litigations (Note 29)	20,584	(26,765)	323,811	151,823
Provision for doubtful accounts	-	-	53,193	47,458
Provision for loss in consortia	-	-	13,003	-
Provision for losses on tax credits	-	-	6,394	274
	20,584	(26,765)	1,203,682	199,555

32.6   Construction cost

Consolidated	12.31.2014	12.31.2013
Materials and supplies	648,102	518,504
Third party services	450,627	360,234
Personnel	127,039	118,641
Others	60,134	90,896
	1,285,902	1,088,275

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32.7   Other operating costs and expenses

Consolidated	12.31.2014	12.31.2013
Financial offset for the use of w ater resources	140,810	131,582
Taxes	84,671	25,687
Compensation	28,549	26,113
Leasing and rent (32.7.1)	28,533	31,095
Losses in the decommissioning and disposal of assets	21,765	71,864
Sports incentives, Rouanet Law and Fund for the rights of children and teenagers - FIA	18,662	9,464
Advertising and publicity	16,745	25,902
SUSEP inspection - Aneel	15,460	20,885
Recovery of costs and expenses	(52,106)	(49,389)
Other net costs and expenses	89,435	50,377
	392,524	343,580

32.7.1     Lease and rental

Consolidated	12.31.2014	12.31.2013
Real estate	23,919	25,165
Others	5,977	7,721
(-) PIS and Cofins tax credits	(1,363)	(1,791)
	28,533	31,095

Company has not identified any operating lease commitments which are non-cancellable.

95

33      Financial Results

	Parent company		Consolidated
	12.31.2014	12.31.2013	12.31.2014	12.31.2013
Financial income
Penalties on overdue bills	-	-	138,578	105,314
Interest and monetary variation of CRC transfer (Note 8)	157,422	-	157,422	159,348
Return on financial investments held for trading	19,087	4,747	184,468	118,499
Monetary variation of accounts receivable related to
the concession (Note 10)	-	-	76,989	108,259
Monetary variation and interest of accounts receivable
related to the concession extension (Note 11)	-	-	50,271	84,572
Return on financial investments held for sale	14	12	26,658	38,336
Income from Money market investments held until maturity	-	-	7	827
Interest and commissions on loan agreements	-	92,638	-	-
Other financial income	25,685	17,127	60,130	37,208
	202,208	114,524	694,523	652,363
( - ) Financial expenses
Debt charges	182,375	86,114	366,686	233,417
Monetary variation of accounts payable related to the
concession - Use of Public Property (Note 27.2)	-	-	63,000	68,096
Monetary variation of CRC transfer (Note 8)	21,790	-	21,790	-
Interest on R&D and EEP (Note 26.2)	-	-	23,399	15,225
Other monetary and exchange variations	1,475	9	7,302	15,838
PIS/Pasep/Cofins taxes on interest on capital	28,092	26,352	28,404	26,352
Fair value adjustment in accounts receivable related to the concession	-	-	-	-
Other financial expenses	30	49	36,225	13,124
	233,762	112,524	546,806	372,052
Net	(31,554)	2,000	147,717	280,311

The costs of loans and financing capitalized during the year of 2014 amounted to R$123,795, at an average rate of 13.49% p.y.

34      Operating Segments

The main operating strategic decision maker of the Company and its subsidiaries, in charge of allocating funds and evaluating performance of operating segments is the Executive Board of the Parent Company and Executive Board of each subsidiary.

34.1   Products and services from which are generate revenues for the reportable segments

The Company operates in five reportable segments identified by management, through the Chief Executive Office and the chief offices of each business area, taking into consideration the regulatory environments, the strategic business units, and the different products and services. These segments are managed separately, since each business and each company requires different technologies and strategies.

In the years 2014 and 2013, all sales have been made within Brazilian territory.

96

We have not identified any customer in the Company who individually accounts for more than 10% of total net revenues in the year 2014.

The Company evaluates the performance of each segment based on information derived from accounting records.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies and record transactions between segments as transactions with thirdparties, i.e., at current market prices.

34.2   The Company’s reporting segments

Power generation and transmission (GeT) - this segment comprises the generation of electric energy from hydraulic, wind, and thermal projects, the transport and transformation of the power generated by the Company, and the construction, operation, and maintenance of all power transmission substations and lines. This segment operates through Copel Geração e Transmissão, Elejor, UEG Araucária, Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV, Santa Maria, Santa Helena, Ventos de Santo Uriel, Olho D’Água, Boa Vista, Farol and São Bento do Norte;

Power distribution and sales (DIS) - this segment comprises the distribution and sale of electric energy, the operation and maintenance of the distribution infrastructure, and related services. It operates through Copel Distribuição;

Telecommunications (TEL) - this segment comprises telecommunications and general communications services. It operates through Copel Telecomunicações;

GAS - this segment comprises the public service of piped natural gas distribution. It operates through Compagas; and

Holding Company (HOL) - this segment comprises participation in other companies. It operates through Copel, Copel Participações, Copel Renováveis, Cutia Empreendimentos and São Bento Energia, Investimentos e Participações.

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34.3   Assets per reporting segment

ASSETS	GeT	DIS	TEL	GAS	HOL	Eliminations	Consolidated
12.31.2014
TOTAL ASSETS	12,892,184	9,023,699	589,547	634,221	16,081,466	(13,602,975)	25,618,142
CURRENT ASSETS	2,131,116	2,638,378	64,482	323,872	648,011	(587,683)	5,218,176
Cash and cash equivalents	415,431	160,417	5,820	99,424	59,039	-	740,131
Bonds and securities	458,960	3	-	-	152	-	459,115
Collaterals and escrow accounts	2,200	38	-	1,695	9,564	-	13,497
Trade accounts receivable	761,306	1,387,792	33,295	182,491	-	(186,068)	2,178,816
Dividends receivable	34,850	-	-	-	389,739	(398,257)	26,332
CRC transferred to the State Government of Paraná	-	-	-	-	94,579	-	94,579
Net sectorial financial assets	-	609,298	-	-	-	-	609,298
Accounts receivable related to the concession	7,430	-	-	-	-	-	7,430
Accounts receivable related to the concession extension	301,046	-	-	-	-	-	301,046
Other receivables	97,219	302,782	3,494	359	12,886	(922)	415,818
Inventories	29,389	101,399	17,684	2,150	-	-	150,622
Income tax and social contribution	2,084	18,814	667	3,950	79,559	-	105,074
Other noncurrent recoverable taxes	17,638	41,642	3,464	33,541	-	-	96,285
Prepaid expenses	3,562	16,193	58	262	58	-	20,133
Related parties	1	-	-	-	2,435	(2,436)	-
NONCURRENT ASSETS	10,761,068	6,385,321	525,065	310,349	15,433,455	(13,015,292)	20,399,966
Long Term Assets	1,126,660	5,169,397	65,448	40,343	1,944,744	(85,120)	8,261,472
Bonds and securities	130,137	2,073	-	-	-	-	132,210
Collaterals and escrow accounts	-	56,956	-	-	-	-	56,956
Trade accounts receivable	3,795	41,859	30,042	-	-	-	75,696
CRC transferred to the State Government of Paraná	-	-	-	-	1,249,529	-	1,249,529
Judicial deposits	53,119	398,877	5,499	4,779	273,979	-	736,253
Net sectorial financial assets	-	431,846	-	-	-	-	431,846
Accounts receivable related to the concession	623,591	3,792,476	-	1,920	-	-	4,417,987
Accounts receivable related to the concession extension	160,217	-	-	-	-	-	160,217
Advances to suppliers	54,428	517	-	3,068	-	-	58,013
Other receivables	7,999	18,382	-	627	303	-	27,311
Income tax and social contribution	545	13,875	-	-	114,195	-	128,615
Other noncurrent recoverable taxes	50,410	52,486	6,022	14,563	-	-	123,481
Deferred income tax and social contribution	28,674	360,050	23,885	15,211	98,226	-	526,046
Prepaid expenses	-	-	-	175	-	-	175
Related parties	13,745	-	-	-	208,512	(85,120)	137,137
Investments	1,569,251	1,374	-	-	13,443,419	(13,353,894)	1,660,150
Property, plant and equipment	7,818,268	-	443,690	-	42,230	-	8,304,188
Intangible Assets	246,889	1,214,550	15,927	270,006	3,062	423,722	2,174,156

98

ASSETS	GeT	DIS	TEL	GÁS	HOL	Eliminations	Consolidated
12.31.2013
TOTAL ASSETS	12,422,458	7,760,564	480,851	308,023	14,473,384	(12,333,835)	23,111,445
CURRENT ASSETS	2,754,802	2,142,654	62,466	84,017	524,778	(888,433)	4,680,284
Cash and cash equivalents	1,438,269	247,045	10,481	34,427	11,410	-	1,741,632
Bonds and securities	388,659	377	-	-	186	-	389,222
Collaterals and escrow accounts	-	1,072	-	904	-	-	1,976
Trade accounts receivable	311,191	1,005,703	27,983	37,804	-	(45,053)	1,337,628
Dividends receivable	2,578	-	-	-	381,371	(374,449)	9,500
CRC transferred to the State Government of Paraná	-	-	-	-	85,448	-	85,448
Accounts receivable related to the concession	4,396	-	-	-	-	-	4,396
Accounts receivable related to the concession extension	352,161	-	-	-	-	-	352,161
Other receivables	208,428	180,963	2,799	445	3,869	(614)	395,890
Inventories	31,298	96,866	10,046	1,068	-	-	139,278
Income tax and social contribution	3,121	77,288	6,936	3,319	42,494	-	133,158
Other noncurrent recoverable taxes	11,745	48,609	3,869	5,790	-	-	70,013
Prepaid expenses	2,956	16,414	352	260	-	-	19,982
Related parties	-	468,317	-	-	-	(468,317)	-
NONCURRENT ASSETS	9,667,656	5,617,910	418,385	224,006	13,948,606	(11,445,402)	18,431,161
Long Term Assets	992,246	4,352,625	37,185	14,042	1,892,958	(64,815)	7,224,241
Bonds and securities	66,265	54,271	-	-	-	-	120,536
Collaterals and escrow accounts	-	45,371	-	-	-	-	45,371
Trade accounts receivable	5,692	115,020	11,974	-	-	-	132,686
CRC transferred to the State Government of Paraná	-	-	-	-	1,295,106	-	1,295,106
Judicial deposits	42,087	356,393	4,289	341	272,115	-	675,225
Accounts receivable related to the concession	408,473	3,075,795	-	-	-	-	3,484,268
Accounts receivable related to the concession extension	365,645	-	-	-	-	-	365,645
Advances to suppliers	-	-	-	13,504	-	-	13,504
Other receivables	5,132	10,799	-	-	-	-	15,931
Income tax and social contribution	14,975	12,967	-	-	169,717	-	197,659
Other noncurrent recoverable taxes	54,747	64,752	4,999	-	-	-	124,498
Deferred income tax and social contribution	29,028	617,257	15,923	-	91,205	-	753,413
Prepaid expenses	202	-	-	197	-	-	399
Related parties	-	-	-	-	64,815	(64,815)	-
Investments	807,190	4,012	-	-	12,055,619	(11,678,894)	1,187,927
Property, plant and equipment	7,617,626	-	365,977	-	29	-	7,983,632
Intangible Assets	250,594	1,261,273	15,223	209,964	-	298,307	2,035,361

99

34.4   Liabilities per reporting segment

LIABILITIES	GeT	DIS	TEL	GAS	HOL	Eliminations	Consolidated
12.31.2014
TOTAL LIABILITIES	12,892,184	9,023,699	589,547	634,221	16,081,466	(13,602,975)	25,618,142
CURRENT LIABILITIES	1,947,686	1,908,606	85,705	286,277	426,646	(599,527)	4,055,393
Payroll, social charges and accruals	51,248	160,423	20,189	6,044	14,714	-	252,618
Related parties	511	-	-	-	13,173	(13,684)	-
Suppliers	656,110	843,512	19,733	252,541	2,299	(186,990)	1,587,205
Income tax and social contribution payable	307,439	-	-	-	2,442	-	309,881
Other taxes due	43,239	77,572	6,682	3,915	5,921	-	137,329
Loans and financing	107,497	405,235	5,737	-	349,753	(596)	867,626
Debentures	390,822	20,088	-	5,134	15,447	-	431,491
Dividends payable	242,488	124,791	31,300	15,545	3,824	(398,257)	19,691
Post-employment benefits	9,538	26,548	1,313	-	5	-	37,404
Customer charges due	6,791	16,442	-	-	-	-	23,233
Research and Development and Energy Efficiency	46,679	129,293	-	-	-	-	175,972
Accounts Payable related to concession - Use of Public Property	54,955	-	-	-	-	-	54,955
Other accounts payable	30,369	104,702	751	3,098	19,068	-	157,988
NONCURRENT LIABILITIES	3,209,935	2,785,518	86,685	69,918	1,938,089	(210,176)	7,879,969
Related parties	114,081	-	-	-	25,494	(139,575)	-
Suppliers	14,249	3,376	-	-	-	-	17,625
Tax liabilities	18,635	63,952	3,673	-	869	-	87,129
Deferred income tax and social contribution	15,218	-	-	-	-	-	15,218
Loans and financing	1,518,027	517,804	27,431	-	608,663	(70,601)	2,601,324
Debentures	111,550	998,949	-	48,420	995,038	-	2,153,957
Post-employment benefits	218,812	576,575	50,277	4,844	10,706	-	861,214
Research and Development and Energy Efficiency	58,009	101,783	-	-	-	-	159,792
Accounts Payable related to concession - Use of Public Property	436,772	-	-	-	-	-	436,772
Other accounts payable	306	-	-	-	-	-	306
Provisions for contingencies	704,276	523,079	5,304	16,654	297,319	-	1,546,632
EQUITY	7,734,563	4,329,575	417,157	278,026	13,716,731	(12,793,272)	13,682,780
Attributable to controlling shareholder's	7,734,563	4,329,575	417,157	278,026	13,716,731	(13,145,363)	13,330,689
Capital	4,456,762	2,624,841	240,398	135,943	7,301,605	(7,849,549)	6,910,000
Advance for future capital increase	-	603,000	36,100	-	8,000	(647,100)	-
Equity valuation adjustments	1,104,583	(108,279)	(16,876)	(1,548)	974,948	(975,864)	976,964
Legal reserve	361,226	157,187	12,022	21,238	685,349	(551,875)	685,147
Profit retention reserve	1,560,071	1,052,826	145,513	122,393	4,520,666	(2,884,644)	4,516,825
Additional proposed dividends	262,209	-	-	-	241,753	(262,209)	241,753
Accumulated loss	(10,288)	-	-	-	(15,590)	25,878	-
Attributed to non-controlling interest						352,091	352,091

100

LIABILITIES	GeT	DIS	TEL	GÁS	HOL	Eliminations	Consolidated
12.31.2013
TOTAL LIABILITIES	12,422,458	7,760,564	480,851	308,023	14,473,384	(12,333,835)	23,111,445
CURRENT LIABILITIES	1,485,556	1,545,217	56,340	66,935	1,084,423	(890,586)	3,347,885
Payroll, social charges and accruals	59,902	155,337	14,105	5,214	5,127	-	239,685
Related parties	-	-	-	-	468,317	(468,317)	-
Suppliers	301,768	771,815	8,120	52,881	3,211	(45,556)	1,092,239
Income tax and social contribution	297,620	-	-	-	-	-	297,620
Other taxes due	66,899	200,767	5,467	2,227	25,481	(110)	300,731
Loans and financing	217,736	173,482	5,241	-	562,801	(2,154)	957,106
Debentures	40,490	16,972	-	-	-	-	57,462
Dividends payable	362,932	-	21,585	5,598	3,047	(374,449)	18,713
Post employment benefits	7,886	21,043	1,047	-	7	-	29,983
Customer charges due	26,920	11,074	-	-	-	-	37,994
Research and Development and Energy Efficiency	20,116	107,744	-	-	-	-	127,860
Accounts Payable related to concession - Use of Public Property	51,481	-	-	-	-	-	51,481
Other accounts payable	31,806	86,983	775	1,015	16,432	-	137,011
NONCURRENT LIABILITIES	3,299,960	2,848,662	71,572	5,462	736,808	(127,656)	6,834,808
Related parties	64,995	-	-	-	-	(64,995)	-
Suppliers	22,187	27,934	-	-	-	-	50,121
Tax liabilities	15,153	50,354	2,855	-	40	-	68,402
Deferred income tax and social contribution	418,426	-	-	2,075	-	-	420,501
Loans and financing	1,303,009	635,956	33,622	-	456,752	(62,661)	2,366,678
Debentures	152,066	998,417	-	-	-	-	1,150,483
Post employment benefits	292,968	608,391	31,222	2,499	2,169	-	937,249
Research and Development and Energy Efficiency	55,599	99,122	-	-	-	-	154,721
Accounts Payable related to concession - Use of Public Property	420,293	-	-	-	-	-	420,293
Other accounts payable	233	-	-	-	-	-	233
Provisions for legal claims	555,031	428,488	3,873	888	277,847	-	1,266,127
EQUITY	7,636,942	3,366,685	352,939	235,626	12,652,153	(11,315,593)	12,928,752
Attributable to controlling shareholders	7,636,942	3,366,685	352,939	235,626	12,652,153	(11,593,006)	12,651,339
Capital	4,317,997	2,624,841	240,398	135,943	6,911,678	(7,320,857)	6,910,000
Equity valuation adjustments	1,141,672	(155,096)	(5,795)	-	983,159	(980,781)	983,159
Legal reserve	301,729	135,294	9,093	18,220	624,849	(464,336)	624,849
Profit retention reserve	1,730,944	761,646	109,243	77,987	3,897,833	(2,683,296)	3,894,357
Unrealized revenue reserve	-	-	-	3,476	-	-	3,476
Additional proposed dividends	153,180	-	-	-	235,498	(153,180)	235,498
Accumulated loss	(8,580)	-	-	-	(864)	9,444	-
Attributed to non-controlling interest						277,413	277,413

101

34.5   Statement of income per reporting segment

STATEMENT OF INCOME	GeT	DIS	TEL	GAS	HOL	Eliminations	Consolidated
12.31.2014
NET OPERATING REVENUES	5,344,002	8,347,036	213,163	1,748,045	3	(1,733,732)	13,918,517
Electricity sales to final customers - third-parties	513,239	3,857,914	-	-	-	-	4,371,153
Electricity sales to final customers - betw een segments	-	2,547	-	-	-	(2,547)	-
Electricity sales to distributors for third-parties	4,073,140	297,652	-	-	-	-	4,370,792
Electricity sales to distributors - betw een segments	303,115	-	-	-	-	(303,115)	-
Use of the main distribution and transmission grid - third-parties	136,830	2,100,640	-	-	-	-	2,237,470
Use of the main distribution and transmission grid - betw een segment	60,733	13,223	-	-	-	(73,956)	-
Construction revenues	206,150	991,356	-	81,504	-	-	1,279,010
Revenues from telecommunications - third-parties	-	-	165,461	-	-	-	165,461
Revenues from telecommunications - betw een segments	-	-	29,763	-	-	(29,763)	-
Distribution of piped gas - third-parties	-	-	-	391,285	-	-	391,285
Distribution of piped gas - betw een segments	-	-	-	1,273,301	-	(1,273,301)	-
Sectorial financial assets and liabilities result		1,033,866				-	1,033,866
Other operating revenues - third-parties	17,110	48,428	1,984	1,955	3	-	69,480
Other operating revenues - betw een segments	33,685	1,410	15,955	-	-	(51,050)	-
OPERATING COSTS AND EXPENSES	(4,388,615)	(7,757,776)	(137,404)	(1,664,860)	(153,758)	1,733,855	(12,368,558)
Electricity purchased for resale	(496,887)	(4,904,034)	-	-	-	303,202	(5,097,719)
Charge of the main distribution and transmission grid	(247,126)	(209,066)	-	-	-	71,346	(384,846)
Personnel and management	(231,941)	(633,236)	(62,069)	(25,892)	(99,673)	-	(1,052,811)
Pension and healthcare plans	(52,427)	(126,961)	(8,507)	(2,093)	(11,554)	-	(201,542)
Materials and supplies	(17,048)	(53,918)	(1,551)	(1,410)	(508)	-	(74,435)
Materials and supplies for pow er eletricity	(1,424,147)	-	-	-	-	1,273,299	(150,848)
Natural gas and supplies for gas business	-	-	-	(1,469,842)	-	-	(1,469,842)
Third party services	(170,431)	(289,717)	(21,530)	(19,374)	(7,707)	84,295	(424,464)
Depreciation and amortization	(362,586)	(221,401)	(28,277)	(16,921)	(758)	-	(629,943)
Provisions and reversals (a)	(978,991)	(185,207)	(3,036)	(15,864)	(20,584)	-	(1,203,682)
Construction cost	(213,042)	(991,356)	-	(81,504)	-	-	(1,285,902)
Other operating costs and expenses	(193,989)	(142,880)	(12,434)	(31,960)	(12,974)	1,713	(392,524)
EQUITY IN EARNINGS OF INVESTEES	350,412	-	-	-	1,415,889	(1,606,346)	159,955
PROFIT BEFOREFINANCIAL INCOME (LOSS) AND TAX	1,305,799	589,260	75,759	83,185	1,262,134	(1,606,223)	1,709,914
Financial result	92,877	81,693	2,921	1,832	(31,482)	(124)	147,717
OPERATING PROFIT	1,398,676	670,953	78,680	85,017	1,230,652	(1,606,347)	1,857,631
Income tax and social contribution	(646,099)	-	(22,350)	(41,140)	(38,280)	-	(747,869)
Deferred income tax and social contribution	434,506	(233,089)	2,253	16,489	5,694	-	225,853
NET INCOME FOR THE YEAR	1,187,083	437,864	58,583	60,366	1,198,066	(1,606,347)	1,335,615
(a) In generation and transmission segment, the balance includes the provision for impairment of assets (NE nº 32.5).

102

STATEMENT OF INCOME	GeT	DIS	TEL	GÁS	HOL	Eliminations	Consolidated
12.31.2013
NET OPERATING REVENUES	3,044,399	5,961,575	187,792	423,014	-	(436,566)	9,180,214
Electricity sales to final customers - third-parties	460,845	2,883,804	-	-	-	-	3,344,649
Electricity sales to final customers - betw een segments	-	2,193	-	-	-	(2,193)	-
Electricity sales to distributors for third-parties	1,832,207	100,055	-	-	-	-	1,932,262
Electricity sales to distributors - betw een segments	311,242	-	-	-	-	(311,242)	-
Use of the main distribution and transmission grid - third-parties	94,785	1,934,191	-	-	-	-	2,028,976
Use of the main distribution and transmission grid - betw een segm	57,090	13,115	-	-	-	(70,205)	-
Construction revenues	136,536	898,606	-	40,999	-	-	1,076,141
Revenues from telecommunications - third-parties	-	-	141,315	-	-	-	141,315
Revenues from telecommunications - betw een segments	-	-	39,895	-	-	(39,895)	-
Distribution of piped gas - third-parties	-	-	-	368,620	-	-	368,620
Other operating revenues - third-parties	144,908	128,278	1,670	13,395	-	-	288,251
Other operating revenues - betw een segments	6,786	1,333	4,912	-	-	(13,031)	-
OPERATING COSTS AND EXPENSES	(1,649,753)	(6,304,797)	(127,264)	(402,030)	(20,303)	436,520	(8,067,627)
Electricity purchased for resale	(128,736)	(3,518,865)	-	-	-	311,242	(3,336,359)
Charge of the main distribution and transmission grid	(227,325)	(249,465)	-	-	-	69,473	(407,317)
Personnel and management	(274,526)	(723,734)	(57,703)	(21,366)	(19,018)	-	(1,096,347)
Pension and healthcare plans	(47,478)	(118,211)	(7,738)	(1,387)	(1,382)	-	(176,196)
Materials and supplies	(16,346)	(50,531)	(1,312)	(2,268)	(21)	-	(70,478)
Materials and supplies for pow er eletricity	(27,187)	-	-	-	-	-	(27,187)
Natural gas and supplies for gas business	-	-	-	(295,671)	-	-	(295,671)
Third party services	(146,185)	(292,644)	(18,437)	(17,439)	(4,815)	56,061	(423,459)
Depreciation and amortization	(353,590)	(205,110)	(27,968)	(15,780)	(755)	-	(603,203)
Provisions and reversals (a)	(104,127)	(118,233)	(3,920)	(40)	26,765	-	(199,555)
Construction cost	(148,670)	(898,606)	-	(40,999)	-	-	(1,088,275)
Other operating costs and expenses	(175,583)	(129,398)	(10,186)	(7,080)	(21,077)	(256)	(343,580)
EQUITY IN EARNINGS OF INVESTEES	33,744	-	-	-	1,116,830	(1,036,968)	113,606
PROFIT BEFORE FINANCIAL INCOME (LOSS) AND TAX	1,428,390	(343,222)	60,528	20,984	1,096,527	(1,037,014)	1,226,193
Financial result	41,804	228,938	3,078	4,443	2,000	48	280,311
OPERATING PROFIT	1,470,194	(114,284)	63,606	25,427	1,098,527	(1,036,966)	1,506,504
Income tax and social contribution	(532,053)	-	(14,661)	(7,806)	-	-	(554,520)
Deferred income tax and social contribution	140,856	35,775	(1,213)	864	(26,831)	-	149,451
NET INCOME (LOSSES) FOR THE YEAR	1,078,997	(78,509)	47,732	18,485	1,071,696	(1,036,966)	1,101,435

103

35      Financial instruments

35.1   Category and determinatio of the fair value of financial instruments

Consolidated				12.31.2014		12.31.2013
	Note	Level	Book value	Fair value	Book value	Fair value
Financial assets
Fair value through profit or loss - held for trading
Trading securities
Cash and cash equivalents (a)	4	1	740,131	740,131	1,741,632	1,741,632
Derivative financial instruments (b)	5	1	52,804	52,804	65,811	65,811
Derivative financial instruments (b)	5	2	288,563	288,563	172,716	172,716
			1,081,498	1,081,498	1,980,159	1,980,159
Loans and receivables
Collaterals and escrow accounts STN (c)	6		56,956	39,252	45,371	32,415
Pledges and restricted deposits linked (a)	6		13,497	13,497	1,976	1,976
Clients (a)	7		2,254,512	2,254,512	1,470,314	1,470,314
CRC Transferred to the State Government of Paraná (d)	8		1,344,108	1,376,932	1,380,554	1,369,599
Net sectorial financial assets (a)	9		1,041,144	1,041,144	-	-
Accounts receivable related to the concession (e)	10		632,941	632,941	412,869	412,869
Accounts receivable related to the concession extension (f)	11		301,046	302,689	557,589	563,052
			5,644,204	5,660,967	3,868,673	3,850,225
Available for sale
Accounts receivable related to the concession (g)	10	3	3,792,476	3,792,476	3,075,795	3,075,795
Accounts receivable related to the concession extension (h)	11	3	160,217	160,217	160,217	160,217
Derivative financial instruments (b)	5	1	107,232	107,232	196,112	196,112
Derivative financial instruments (b)	5	2	142,726	142,726	75,119	75,119
Other investments (i)	17.2	1	17,631	17,631	25,708	25,708
			4,220,282	4,220,282	3,532,951	3,532,951
Total financial assets			10,945,984	10,962,747	9,381,783	9,363,335

Financial liabilities
Fair value through profit or loss - held for trading
Trading securities
Other liabilities - derivatives (b)		1	157	157	85	85
			157	157	85	85
Other financial liabilities
Suppliers (a)	21		1,604,830	1,604,830	1,142,360	1,142,360
Loans and financing (c)	22		3,468,950	3,229,136	3,323,784	2,922,867
Debentures (j)	23		2,585,448	2,585,448	1,207,945	1,207,945
Payable related to concession - use of public property (k)	27		491,727	598,493	471,774	578,409
			8,150,955	8,017,907	6,145,863	5,851,581
Total financial liabilities			8,151,112	8,018,064	6,145,948	5,851,666
Different levels are defined as follow s:
Level 1: Obtained from quoted prices (not adjusted) in active markets for identical assets and liabilities;
Level 2: obtained through other variables in addition to quoted prices included in Level 1, w hich are observable for the assets or liabilities;
Level 3: obtained through assessment techniques w hich include variables for the assets or liabilities, w hich how ever are not based on observable market data.

Determination of fair values

a)     Equivalent to their respective carrying values due to their nature and terms of realization.

b)     Calculated according to information made available by the financial agents and to the market values of the bonds issued by the Brazilian government.

104

c)     Calculated based on the cost of the last issue by the Company, 111.5% of the CDI for discount of the expected payment flow.

d)     The Company based its calculation on the comparison with a noncurrent, long-term and post-fixed National Treasury bond (NTN-B) maturing on August 15, 2024, which yields approximately 6.10% p.y. plus the IPCA inflation index.

e)     Criteria and assumptions disclosed on note 3.7.2.

f)      Assets which started operations after May 2000 have the fair value calculated for the expected cash flow,  discounted by the Selic rate, the best short-term rate available for comparison in determination of its market value.

g)     Criteria and assumptions disclosed on note 3.7.1. The changes in 2014 are as follow:

Consolidated
As of 12.31.2013	3,075,795
Capitalization of intangible assets in progress	663,576
Monetary variations	76,989
Write-offs	(23,884)
As of 12.31.2014	3,792,476

h)     Assets existing as of May 31, 2000 have their fair value equivalent to their book values, due to the fact that the expert report to be analyzed by Aneel has not yet been completed.

i)      Calculated according to price quotes published in an active market or by applying the interest percentage over shareholders' equity for assets with no active market.

j)      Calculated according to the Unit Price Quotation (PU) as of December 31, 2014, obtained from the National Association of Financial Market Institutions (Anbima), net of the financial cost of R$2,029.

k)     Used the rate of 7.74% p.y. as a market reference.

35.2   Financial risk management

The Company has a Corporate Risk Management Committee in charge of formulating and tracking risk management policies and assisting the Audit Committee to ensure a good management of resources and the protection and appreciation of its assets.

The Company's business activities are exposed to the following risks arising from financial instruments:

35.2.1     Credit risk

Credit risk is the risk of the Company and its subsidiaries incurring losses due to a customer or financial instrument counterparty, resulting from failure in complying with contract obligations.

105

Consolidated
Exposure to credit risk	12.31.2014	12.31.2013
Cash and cash equivalents (a)	740,131	1,741,632
Derivative financial instruments (a)	591,325	509,758
Pledges and restricted deposits linked (a)	70,453	47,347
Clients (b)	2,254,512	1,470,314
CRC Transferred to the State Government of Paraná (c)	1,344,108	1,380,554
Net sectorial financial assets (d)	1,041,144	-
Accounts receivable related to the concession (e)	4,425,417	3,488,664
Accounts receivable related to the concession extension (f)	301,046	557,589
Accounts receivable related to the concession extension (g)	160,217	160,217
	10,928,353	9,356,075

a)     Company management manages the credit risk of its assets in accordance with the Group's policy of investing virtually all of its funds in federal banking institutions. As a result of legal and/or regulatory requirements, in exceptional circumstances the Company may invest funds in prime private banks.

b)     The risk arises from the possibility that the Company might incur in losses resulting from difficulties to receive its billings to customers. This risk is closely related to internal and external factors of Copel. To mitigate this type of risk the Company manages its accounts receivable, detecting customer groups that pose the greatest risk of default, cutting off energy supplies and implementing specific collection policies, supported by real or personal guarantees for debits above R$200.

Doubtful accounts are adequately covered by an allowance to cover any realization losses.

c)     Company management believes the CRC poses a minimal credit risk, since the amortizations are guaranteed by dividends. The State Government is paying the renegotiated amounts in accordance with the fourth amendment.

d)     The Management believes to be greatly reduced the risk of this credit, since the contracts that have been executed ensure the unconditional right to receive cash at the end of the concession to be paid by the Granting Authority, relating to costs not recovered through tariff.

e)     Based on the Company's understanding that the signed agreements establish the unconditional right to receive cash at the end of the concession, from the concession authority, for the investments made in infrastructure and that have not been recovered through rates by the end of the concession and specifically regarding the energy transmission activity, as RAP is guaranteed revenue, and therefore not subject to the risk of demand.

106

f)      Management considers the credit risk on the indemnity approved for the assets which started operations after May 2000 to be reduced, given that the realization and compensation rules have already been established by the Granting Authority. The Company received the installments overdue until September 2014 and the Management’s expectation is to receive the remaining installments in arrears as soon as the CDE resources are returned by the Granting Authority based on the publication of Ratifying Resolution no 1857 dated February 27, 2015 that defined the definite CDE annual quotas and increased the budget for payment of transmission indemnities, from R$3,180,000 to R$4,900,000 in 2015.

g)     For value of existing assets on May 31, 2000, Aneel published Resolution no. 589/2013, which addresses the definition criteria for calculating the New Replacement Value (VNR) for the indemnification purpose. For these assets, Management considers the credit risk as reduced since the rules for compensation are set and there is a going survey of information required by the granting authority.

35.2.2     Liquidity risk

The Company's liquidity risk consists of the possibility of insufficient funds, cash or other financial asset to settle obligations on scheduled dates.

The Company manages liquidity risk relying on a set of methodologies, procedures and instruments applied for a permanent control over financial processes to ensure a proper management of risks.

Investments are financed by incurring medium and long-term debt with financial institutions and capital markets.

Short-term, medium-term and long-term business projections are made and submitted to management bodies for evaluation. The budget for the next fiscal year is annually approved.

Medium and long-term business projections cover monthly periods over the next five years. Short-term projections consider daily periods covering only the next 90 days.

The Company permanently monitors the volume of funds to be settled by controlling cash flows to reduce funding costs, the risk involved in the renewal of loan agreements and compliance with the financial investment policy, while at the same time keeping minimum cash levels.

The following table shows the expected settlement amounts in each time range. Projections were based on financial indicators linked to the related financial instruments and forecast according to average market expectations as disclosed on the Central Bank of Brazil's Focus Report, which provides the average expectations of market analysts for these indicators for the current year and the following year. From 2017, 2016 indicators are repeated through the forecast period, except for the US dollar, which follows the US inflation rate.

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Consolidated	Interest (a)	Less than	1 to 3	3 months		Over	Total
		1 month	months	to 1 year	1 to 5 years	5 years	liabilities
12.31.2014
Loans and financing	Note 22	75,379	45,403	971,506	2,185,629	2,051,937	5,329,854
Debentures	Note 23	4,939	10,966	692,433	2,680,345	-	3,388,683
Derivatives	Future inter-bank rate	157	-	-	-	-	157
Payable related to concession	Rate of return +
use of public property	IGP-M and IPCA	4,590	9,181	42,144	257,665	2,006,107	2,319,687
Eletrobrás - Itaipu	Dollar	-	205,030	958,725	4,152,843	5,010,440	10,327,038
Other suppliers	-	1,111,742	269,075	94,811	32,114	-	1,507,742
Post-employment benefits	8.53%	38,322	76,645	344,902	1,797,468	5,690,070	7,947,407
Purchase obligations	IGP-M and IPCA	-	899,187	3,666,194	19,924,273	93,096,613	117,586,267
		1,235,129	1,515,487	6,770,715	31,030,337	107,855,167	148,406,835
12.31.2013
Loans and financing	Note 22	44,546	312,844	773,467	1,853,937	1,488,871	4,473,665
Debentures	Note 23	5,182	10,324	160,669	1,499,400	-	1,675,575
Derivatives	Future inter-bank rate	85	-	-	-	-	85
Payable related to concession	Rate of return +
use of public property	IGP-M and IPCA	4,282	8,564	39,272	246,196	2,103,155	2,401,469
Eletrobrás - Itaipu	Dollar	-	124,286	575,224	3,606,457	5,517,175	9,823,142
Petrobras - renegotiation	100% of CDI	5,295	10,738	51,243	-	-	67,276
Other suppliers	-	645,392	144,718	196,518	92,271	-	1,078,899
Post-employment benefits	8.05%	43,145	86,289	388,302	2,785,404	12,492,581	15,795,721
Purchase obligations	IGP-M and IPCA	-	605,310	2,818,490	12,216,247	80,198,892	95,838,939
		747,927	1,303,073	5,003,185	22,299,912	101,800,674	131,154,771
(a) Effective interest rate - w eighted average.

As disclosed in notes 22.10 and 23.2, the Company and its subsidiaries have loans and financing agreements and debentures with covenants that if breached may require have its payment accelerated.

The main guarantees put up for maintaining business and investing activities are invested in securities (note 5) and cash (note 6).

35.2.3     Market risk

Market risk it is the risk that fair value or the future cash flows of a financial instrument shall oscillate due to changes in market prices, such as currency rates, interest rates and stock price. The purpose of managing this risk is to control exposures within acceptable limits, while optimizing return.

a)     Foreign currency risk (US Dollar)

This risk comprises the possibility of losses due to fluctuations in exchange rates, which may reduce assets or increase liabilities denominated in foreign currencies.

The Company’s foreign currency indebtedness is not significant and it is not exposed to foreign exchange derivatives. The Company monitors all relevant exchange rates.

The effect of the exchange rate variation resulting from the power purchase agreement with Eletrobras (Itaipu) is passed on to customers in Copel Distribuição's next rate review.

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The exchange rate risk posed by the purchase of gas arises from the possibility of Compagas reporting losses on the fluctuations in gas prices resulting from a fluctuation in the value of the OPEC Reference Basket and exchange rates, increasing the balances of accounts payable related to the acquired gas.

Compagas monitors these fluctuations on a permanent basis.

Sensitivity analysis of foreign currency risk

The Company has developed a sensitivity analysis in order to measure the impact of the devaluation. The baseline takes into account the existing balances in each account as of December 31, 2014 and the likely scenario takes into account the balances subject to the exchange rate variations – end of period (R$/US$ 2.80) estimated as market average projections for 2015 according to the Focus Report issued by the Brazilian Central Bank as of February 6, 2015. For the adverse and remote scenarios, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for the financial instrument compared to the rate used in the likely scenario.

.		Baseline	Projected scenarios - Dec.2015
Foreign exchange risk	Risk	12.31.2014	Probable	Adverse	Remote

Financial assets
Collaterals and escrow accounts - STN	USD depreciation	56,956	3,083	(11,926)	(26,936)
		56,956	3,083	(11,926)	(26,936)
Financial liabilities
Loans and financing
STN	USD appreciation	(71,197)	(3,854)	(22,617)	(41,380)
		(71,197)	(3,854)	(22,617)	(41,380)
Suppliers
Eletrobrás (Itaipu)	USD appreciation	(135,489)	(7,335)	(43,041)	(78,747)
Petrobras (acquisition of gas by Compagás)	USD appreciation	(252,103)	(13,648)	(80,086)	(146,524)
		(387,592)	(20,983)	(123,127)	(225,271)

In addition to the sensitivity analysis required by CVM Resolution no. 475/08, the Company evaluates its financial instruments considering the possible effects on profit and loss and shareholders’ equity of the risks evaluated by Company management on the reporting date for the financial instruments, as recommended by CPC 40 and IFRS 7. Based on the equity position and the notional value of the financial instruments held as of December 31, 2014, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

b)    Interest rate and monetary variation risk

This risk comprises the possibility of losses due to fluctuations in interest rates or other indicators, which may reduce financial revenues or increase financial expenses in connection with assets and liabilities collected on the market.

109

The Company has not engaged in transactions with derivatives to cover this risk, except for the exclusive investment funds (35.2.3-c), but it has continually monitored interest rates and market indicators, in order to assess the potential need for such transactions.

Sensitivity analysis of interest rate and monetary variation risk

The Company has developed a sensitivity analysis in order to measure the impact of the devaluation of the U.S. dollar on its loans and financing subject to exchange risk.

The baseline takes into account the existing balances in each account as of December 31, 2014 and the likely scenario takes into account the indicators (CDI/Selic of 12.50%, IPCA of 6.45%, IGP-DI of 5.72%, IGP-M of 5.81% and TJLP of 5.50%) estimated as market average projections for 2015 according to the Focus Report issued by the Central Bank of Brazil as of February 6, 2015. For the adverse and remote scenarios, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for the financial instrument compared to the rate used in the likely scenario.

		Baseline	Projected scenarios - Dec.2015
Interest rate risk and monetary variation	Risk	12.31.2014	Probable	Adverse	Remote

Financial assets
Financial investments - cash equivalents	Low CDI/SELIC	587,758	76,526	57,424	38,262
Bonds and securities	Low CDI/SELIC	591,325	76,990	57,773	38,495
Collaterals and escrow accounts	Low CDI/SELIC	13,497	1,757	1,319	878
CRC transferred to the State Government of Paraná	Low IGP-DI	1,344,108	76,883	57,662	38,441
Net sectorial financial assets	Low Selic	1,041,144	130,143	97,607	65,072
Accounts receivable related to the concession	Low IGP-M	4,425,417	257,117	192,838	128,558
Accounts receivable related to the concession extension - RBNI	Low IPCA	301,046	19,417	14,563	9,709
Accounts receivable related to the concession extension	Undefined (a)	160,217	-	-	-
		8,464,512	638,833	479,186	319,415
Financial liabilities
Loans and financing
Banco do Brasil	High CDI	(1,558,485)	(194,811)	(243,513)	(292,216)
Eletrobras - Finel	High IGP-M	(50,237)	(584)	(730)	(876)
Eletrobras - RGR	No risk (b)	(80,524)	-	-	-
Finep	High TJLP	(33,168)	(1,824)	(2,280)	(2,736)
BNDES	High TJLP	(1,526,141)	(83,938)	(104,922)	(125,907)
Banco do Brasil - Distribution of Funds from BNDES	High TJLP	(149,198)	(8,206)	(10,257)	(12,309)
Debentures	High CDI	(2,585,448)	(323,181)	(403,976)	(484,772)
		(5,983,201)	(612,544)	(765,678)	(918,816)
(a) Risk assessment still requires ruling by the Granting Authority.

In addition to the sensitivity analysis required by CVM Resolution no. 475/08, the Company evaluates its financial instruments considering the possible effects on profit and loss and  equity of the risks evaluated by Company management on the reporting date for the financial instruments, as recommended by CPC 40 and IFRS 7. Based on the equity position and the notional value of the financial instruments held as of December 31, 2014, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

110

c)     Risk of derivatives

The Company employs derivative financial instruments with the sole purpose of protecting itself against variable interest rate volatility.

In order to protect against the effects of volatility on long exposures (DI interest rates) of bonds and securities, the Company hired future DI rate operations, negotiated at BM&FBOVESPA and registered at CETIP, whose nominal balances and conditions are as follows:

i)      In 2014, the result of operations with derivative financial instruments on the futures market was a gain of R$1,720 (a gain of R$5,885 in 2013);

ii)    Contracts are adjusted daily in accordance with the future DI rates published by BM&FBOVESPA. The reference (notional) values of these outstanding contracts as of December 31, 2014 corresponded to R$64,880 (R$109,792 as of December 31, 2013);

iii)   On December 31, 2014, a share of the Company’s federal bonds in the amount of R$6,487 (R$6,712 as of December 31, 2013), was deposited as collateral for transactions at BM&FBOVESPA S.A.

Sensitivity analysis of derivative financial instruments risk

In order to measure the effects of the variations in the indices and rates tied to the derivative operations, the following sensitivity analysis table was prepared in accordance with the terms provided by CVM Resolution no. 475/08, which includes a scenario considered probable by Company management, a situation considered adverse of at least a 25% deterioration in the variables used and a situation considered remote, with a deterioration of at least 50% in the risk variables. The base scenario took into account the existing balances and the probable scenario for balances with changes in the BM&FBOVESPA preferential rate for LTN (National Treasury Bills) maturing on January 04, 2016.

		Baseline	Projected scenarios - Dec.2015
Risk of derivatives	Risk	12.31.2014	Probable	Adverse	Remote

Financial assets (liabilities)
Derivative liabilities	Decrease in DI rate	(157)	130	(6,390)	(12,909)
		(157)	130	(6,390)	(12,909)
Expected effect in the result			287	(6,233)	(12,752)

35.2.4     Power shortage risk

This risk results from the possibility of periods with low levels of rainfall, since Brazil relies heavily on hydroelectric sources, which depend on the water levels in their reservoirs to operate.

A long period of drought may reduce the water levels in power plant reservoirs and result in losses due to reduced revenues if a new rationing program is implemented.

111

According to the publication Energy Plan Operation 2014/2018 - PEN 2014, released by the ONS, the hydro energy scenario in 2014 proved to be unfavorable, since the climatic conditions in the rainy season prevented the resumption of stock stored in the reservoirs of Southeast/Central-West and Northeast subsystems.

These factors may have an impact mainly on the short-term earnings (horizon 2015/2016), when the deficit risk in some cases exceed the safety margin established by the National Energy Policy Council - CNPE (maximum risk of 5%).

However, the medium-term valuations (horizon 2015/2018), based on the energy deficit risks to the Reference Scenario indicate suitability for the supply criteria recommended by CNPE, provided that the deficit risks remain below 5% in all subsystems.

35.2.5     Risk of non-renewal of concessions

Law 12,783/2013 published on January 14, 2013 ruled the extension of energy generation, transmission and distribution concessions covered by articles 17, 19 and 22 of Law 9.074/2015. However, extension depends on full acceptance of the conditions set by that law.

Four power plants have been affected by Law 12,783/2013: Rio dos Patos with 1.8 MW, Mourão with 8.2 MW, Chopim with 1.8 MW and  Power Plant Governador Pedro Viriato Parigot de Souza with 260 MW of installed capacity.

In order to maintain the Company's current profitability levels, the concessions for these plants have not been extended, given that studies have shown that the conditions imposed by the Concession Authority make the plants not economically feasible. By the end of the concession agreement, these power plants will be put up for auction, and the Company has no guarantee that it will be the winning bidder. Rio dos Patos in turn finished the agreement in February 2014. However, the Company will remain responsible for providing the power plant services until the concessionaire that has won the bidding assumes the enterprise. No date has yet been set for this takeover to happen. Ordinance 170/2014 issued on April 17, 2014 by the Ministry of Mines and Energy established the cost of managing the generation assets of this plant, which will be used to set the annual generation revenue to be earned from rendering this service.

Concession Agreement number 060/2001, which sets rules about transmission facilities, has been extended for 30 years, according to the conditions established by Law 12,783/2013. In this case the conditions for making investments arising from contingencies, modernization, renovation and refurbishment of structures and equipment have been kept. These investments will actually be made upon Aneel's recognition and authorization. The guarantee that the regulatory body will reimburse the Company for the works rules out the possibility of financial losses and keeps the Company's current profitability levels.

112

For the distribution services, the Company has issued a favorable opinion on the extension of Concession Agreement number 046/1999, pursuant to Law 12,783/2013. The Company is waiting for the decision by the Concession Authority on the extension. If the conditions set by the Concession Authority ensure the Company's expected profitability levels, the Company will sign the concession agreement or amendment for an additional period of up to 30 years. Even considering that the regulatory overall scene is uncertain, the Company believes on the possibility of theconcession extension, although it does not have sufficient information to guarantee that the contract for the distribution services will be extended on favorable terms. Extension or lack thereof of the contractual concessions will take place by means of lawful regulatory conditions to be defined and likely to affect the rating, realizing of certain assets or settlement of certain liabilities. The chief items exposed to this event are as listed below:

i)          Sectorial financial assets: the portion stated as current may be realized in a term in excess of 12 months, should the concession not be renewed;

ii)         The concession’s financial assets: will depend on Aneel’s appraisal to confirm any sums subject to indemnity or likely to be attributed to a new concession period; and

iii)        Deferred income tax and social contribution: may be realized/settled over a term different from that provided by the Company.

113

Copel Geração e Transmissão	Interest %	Maturity
Generation concession 045/1999
HPP Rio dos Patos (a) (b) (g)	100	02.14.2014
HPP Gov. Pedro Viriato Parigot de Souza (GPS) (a) (b)	100	07.07.2015
HPP Mourão I (a) (b)	100	07.07.2015
TPP Figueira	100	03.26.2019
HPP Gov. Bento Munhoz da Rocha Netto (Foz do Areia)	100	05.23.2023
HPP São Jorge	100	12.03.2024
HPP Guaricana	100	08.16.2026
HPP Derivação do Rio Jordão (e)	100	11.15.2029
HPP Gov. Ney Aminthas de Barros Braga (Segredo)	100	11.15.2029
HPP Gov. José Richa (Salto Caxias)	100	05.04.2030
SHP Melissa (d)	100	-
SHP Pitangui (d)	100	-
SHP Salto do Vau (d)	100	-
Generation concession 001/2011
HPP Colíder (f)	100	01.16.2046
Generation Concession - Use of Public Property - 007/2013
HPP Chopim I (a) (b) (e)	100	07.07.2015
HPP Apucaraninha (e)	100	10.12.2025
HPP Chaminé (e)	100	08.16.2026
HPP Cavernoso (e)	100	01.07.2031
Use of Public Property Concession - 002/2012 - HPP Baixo Iguaçu (h)	30	08.19.2047
Authorizations
Resolution 278/1999 - UEE Palmas	100	09.28.2029
Resolution 351/1999 - TPP Araucária (20% - Copel)	60	12.22.2029
Ordinance 133/2011 - SHP Cavernoso II	100	02.27.2046
Generation Concession 001/2007
HPP Mauá	51	07.02.2042
In approval process by ANEEL
HPP Marumbi	100	-

(a)	Plant not renewed pursuant to Executive Act 579/2012 - Concessionaire's prerogative.
(b)	By the end of the concession the project will be offered for competitive bidding.
(c)	At plants w ith capacity of less than 1 MW, only register with ANEEL.
(d)	Power plants that underwent change in the exploration system from a Public Service regime to an Independent Producer Regime.
(e)	Building under construction.
(f) The Company will remain responsible for providing the power plant services until the concessionaire that has won the bidding assumes the enterprise.
(g)	As of 10.10.2014 the 1st amendment to the MME Concession Agreement no. 002/2012 was signed formalizing the transfer of 30% of the HPP Baixo Iguaçu Concession to Copel Geração e Transmissão.

114

Copel Geração e Transmissão	Interest %	Maturity
Transmission lines and substations concession agreements
Contract 060/01 - transmission facilities (a)	100	12.05.2042
Contract 075/01 - Transmission line Bateias - Jaguariaíva	100	08.16.2031
Contract 006/08 - Transmission line Bateias - Pilarzinho	100	03.16.2038
Contract 027/09 - Transmission line Foz do Iguaçu - Cascavel Oeste	100	11.18.2039
Contract 010/10 - Transmission Line Araraquara 2 - Taubaté (b)	100	10.05.2040
Contract 015/10 - Substation Cerquilho III (b)	100	10.05.2040
Contract 001/12 - Transmission line Cascavel Oeste - Umuarama (b)	51	01.11.2042
Contract 004/12 - Transmission line Nova Santa Rita - Camaquã 3 (b)	20	05.09.2042
Contract 007/12 - Transmission line Umuarama - Guaira (b)	49	05.09.2042
Contract 008/12 - Transmission line Curitiba - Curitiba Leste (b)	80	05.09.2042
Contract 011/12 - Transmission line Açailândia - Miranda II	49	05.09.2042
Contract 012/12 - Transmission line Paranaíta - Ribeirãozinho (b)	49	05.09.2042
Contract 013/12 - Transmission line Ribeirãozinho - Marimbondo II (b)	49	05.09.2042
Contract 022/12 - Transmission line - Foz do Chopim - Salto Osorio (b)	100	08.26.2042
Contract 002/13 - Transmission line - Assis - Paraguaçu Paulista II (b)	100	02.24.2043
Contract 007/13 - Transmission line - Barreiras II - Pirapora 2 (b)	24,5	05.01.2043
Contract 001/14 - Transmission line - Itatiba - Bateias (b)	50,1	05.13.2044
Contract 005/14 - Transmission line - Bateias - Curitiba Norte (b)	100	01.28.2044
Contract 019/14 - Transmission line - Estreito - Fernão Dias (b)	49	09.04.2044
Contract 021/14 - Transmission line - Foz do Chopim - Realeza (b)	100	09.04.2044
Contract 022/14 - Transmission line - Assis - Londrina (b)	100	09.04.2044

(a) Concession renew ed pursuant to Executive Act 579/2012.
(b) Buildings under construction.

Copel	Interest %	Maturity
Concessions contracts / Authorization of the equity interest
Copel Distribuição - Contract 046/99 (a)	100	07.07.2015
Elejor - Contract 125/2001 - HPP Fundão e Santa Clara	70	10.24.2036
- Authorization contract - SHP Fundão I and SHP Santa Clara I - 753/2002 and 757/2002	70	12.18.2032
Dona Francisca Energética - Contract 188/1998 - HPP Dona Francisca	23	08.27.2033
Foz do Chopim - authorization contract - SHP Foz do Chopim - 114/2000	36	04.23.2030
UEG Araucária - authorization contract - TPP Araucária - 351/1999 (60% Copel GET)	20	12.22.2029
Compagás - concession gas distribution contract	51	07.06.2024
Nova Asa Branca I - MME Ordinance 267/2011 - WPP Asa Branca I (b)	100	04.24.2046
Nova Asa Branca II - MME Ordinance 333/2011 - WPP Asa Branca II (b)	100	05.30.2046
Nova Asa Branca III - MME Ordinance 334/2011 - WPP Asa Branca III (b)	100	05.30.2046
Nova Eurus IV - MME Ordinance 273/2011 -WPP Eurus IV (b)	100	04.26.2046
Santa Maria - MME Ordinance 274/2012 - WPP SM (b)	100	05.07.2047
Santa Helena - MME Ordinance 207/2012 - WPP Santa Helena (b)	100	04.08.2047
Ventos de Santo Uriel - MME Ordinance 201/2012 - WPPSanto Uriel (b)	100	04.08.2047
São Bento - MME Ordinance 276 /2011 - WPP Dreen Boa Vista	100	04.27.2046
- MME Ordinance 263 /2011 - WPP Farol	100	04.19.2046
- MME Ordinance 343 /2011 - WPP Dreen Olho D'Água	100	05.31.2046
- MME Ordinance 310 /2011 - WPP Dreen São Bento do Norte	100	05.18.2046
Voltalia - MME Ordinance 173 /2012 - WPP São João (b)	49	03.25.2047
- MME Ordinance 204 /2012 - WPP Carnaúbas (b)	49	04.08.2047
- MME Ordinance 230 /2012 - WPP Reduto (b)	49	04.15.2047
- MME Ordinance 233/2012 - WPP Santo Cristo (b)	49	04.17.2047

(a) Sent on May 31, 2012 requesting extension of concession and sent on October 11, 2012 ratification of the requesting extension of concession (Executive Act 579/2012).
(b) Buildings under construction.

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35.2.6     Gas shortage risk

This risk involves potential periods of shortage of natural gas supply to meet the Company’s gas distribution and thermal generation business requirements.

Long periods of gas shortage could result in losses due to lower revenues by subsidiaries Compagas and UEG Araucária.

35.3   Capital management

The Company seeks to maintain a strong capital base to maintain the trust of investors, creditors and market and ensure the future development of the business. Management strives to maintain a balance between the highest possible returns with more adequate levels of loans and the advantages and the assurance afforded by a healthy capital position. Thus, it maximizes the return for all interested parties in its operations, optimizing the balance of debts and equity.

The capital structure is composed of:

a)     at net indebtedness, defined as total loans, financing and debentures, net of cash and cash equivalents and short term bonds and securities; and

b)     own capital, defined as total  equity.

Indebtedness	Parent company		Consolidated
	12.31.2014	12.31.2013	12.31.2014	12.31.2013
Loans and financing	958,416	1,019,553	3,468,950	3,323,784
Debentures	1,010,485	-	2,585,448	1,207,945
(-) Cash and cash equivalents	34,862	10,410	740,131	1,741,632
(-) Derivative financial instruments	152	186	459,115	389,222
Net debt	1,933,887	1,008,957	4,855,152	2,400,875
Equity	13,330,689	12,651,339	13,682,780	12,928,752
Equity indebtedness	0.15	0.08	0.35	0.19

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36      Related Party Transactions

36.1   Main related party transactions

Consolidated Related parties / Nature of operation	Assets		Liabilities		Income (loss)
	12.31.2014	12.31.2013	12.31.2014	12.31.2013	12.31.2014	12.31.2013
Controlling shareholder
State of Paraná
"Luz Fraterna" program (a)	139,817	78,987	-	-	-	-
Remuneration and employ social security charges assigned (b)	908	266	-	-	-	-
Telecommunication services (c)	39,489	21,746	-	-	27,779	25,837
Entities with significant influence
BNDES and BNDESPAR (d)
Financing (Note 22.5)	-	-	1,526,141	1,125,109	(79,304)	(15,647)
Debentures - Compagás (Note 23.d)	-	-	53,554	-	(746)	-
Petrobras (e)
Rental plant TTP Araucária (31.4.1 - a)	-	6,499	-	-	6,405	101,628
Supply ans transport of gas (f)	327	374	-	-	11,842	23,912
Acquisition of gas for resale (f)	-	-	252,103	51,502	(1,469,689)	(295,494)
Credits in the gas operations - Compagás (g)	26,797	13,504	-	-	-	-
Dividends payable by Compagás	-	-	3,513	1,076	-	-
Remuneration and employ social security charges assigned (b)	-	-	653	284	(369)	(401)
Mitsui Gás e Energia do Brasil Ltda. (h)
Dividends payable by Compagás	-	-	4,720	2,283	-	-
Remuneration and employ social security
charges assigned - Compagás	-	-	682	313	(369)	(430)
Paineira Participações S.A. (i)	-	-	1,367	11,985	-	-
Joint ventures
Costa Oeste Transmissora de Energia (j)			-	-
Engineering services	-	190	-	-	-	2,113
Operating and maintenance services	48	-	-	-	247	-
Basic netw ork and conection grid	-	-	40	-	(784)	-
Marumbi Transmissora de Energia (k)	-	184	-	-	1,654	2,042
Caiuá Transmissora de Energia (l)
Services	-	221	-	-	4,104	478
Basic netw ork and conection grid	-	-	354	-	(3,976)	-
Integração Maranhense Transmissora de Energia (m)
Basic netw ork grid	-	-	5	-	(14)	-
Transmissora Sul Brasileria de Energia (m)
Basic netw ork grid	-	-	23	-	(533)	-
Associates
Dona Francisca Energética S.A. (n)	-	-	6,538	6,320	(81,342)	(71,950)
Foz do Chopim Energética Ltda. (o)	155	201	-	-	1,827	1,725
Sercomtel S.A. Telecomunicações (p)	-	192	-	-	735	2,287
Companhia de Saneamento do Paraná
Treated w ater, sew age collection and treatment	-	-	4	1	(1,269)	(1,263)
Use of w ater from Represa do Alagado	72	-	-	-	272	875
Telecommunications services	246	960	-	-	2,530	2,211
Key management staff
Fees and social security charges (Note 32.3)	-	-	-	-	(20,043)	(16,829)
Pension and healthcare plans (Note 24)	-	-	-	-	(1,393)	(1,089)
Other related parties
Fundação Copel
Administrative property rental	-	-	-	-	(11,119)	(12,270)
Pension and healthcare plans (Note 24)	-	-	898,618	967,232	-	-
Lactec (q)	28,693	27,229	1,168	587	(9,455)	(5,060)

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a)     The Luz Fraterna Program, created under Law no. 491/2013 and no. 17,639, dated December 31, 2013, allows the State Government to pay for the electricity bills of low income families in Paraná – which have duly applied for the program – provided their consumption does not exceed 120 kWh a month. This benefit is available to residential customers with single-phase connections, rural customers with single-phase connections or two-phase connections with circuit breakers of up to 50 amperes. Applicants must not have more than one electricity bill under their names and must not have any pending debts to Copel Distribuição. R$137,137 of the total is accounted for in the related parties account in the parent company's books of account, according to note 16.1.1.

b)     Reimbursement of wages and social charges for employees transferred to the Paraná State Government. The balances shown are net of allowance for loan losses (PCLD) in the amount of R$1,195 on 12.31.2014 (R$1,614 on 12.31.2013).

c)     Telecommunications services rendered in accordance with the agreement entered into by Copel Telecomunicações with the State of Paraná.

d)     BNDES is the parent company of BNDES Participações SA (BNDESPAR) that holds 23.96% of the share capital of the Company (26.41% of the common shares and 21.27% of class B preferred shares). BNDESPAR will be proposed receipt of dividends for the 2014 fiscal year totaling R$148,402 (R$147,329 net of withheld income tax), of which a net value of R$89,705, in advance in November 2014. The remainder will be paid out following approval of the allocation of the income for the year at the Annual General Meeting (AGM).

e)     Petrobras holds 20% of the share capital of UEG Araucária and 24.5% of the share capital of Compagas.

f)      The supply and transport of piped gas and the purchase of gas for resale by Compagas.

g)     The credits are related to the gas purchase contract with Petrobras, refer to the gas purchase contract covering guaranteed volumes and transport capacity, higher than those actually consumed and used, which contains a future compensation clause. Compagas has the right to receive unused gas in subsequent months, and it may offset amounts under contract but not consumed over a period of up to 10 years. This balance is adjusted monthly, therefore adjusting the recoverable value. Considering Compagas's expansion plan and the expected increase in market consumption, Compagas Management understands that the volume of accumulated gas will be offset partially by December 31, 2014. Therefore, according to contractual provisions, Compagas recognized an impairment loss on the ship or pay credit in the amount of R$23,729.

h)     Mitsui Gás e Energia do Brasil Ltda. holds 24.5% of Compagas’ share capital.

i)      Paineira Participações S.A. holds 30% of Elejor share capital. The balances refer to dividends payable by Elejor.

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j)      Engineering services agreement, which matures on October 30, 2015, and operation and maintenance service agreement, which matures on 12.26.2018, entered into between Costa Oeste Transmissora and Copel Geração e Transmissão.

Use agreement of the transmission system, permanent, and connection agreement to the transmission system, due to the termination of the concession of the distributor or transmitter, whichever comes first, carried out between Costa Oeste Transmissora and Copel Distribuição.

k)     Engineering services agreement entered into between Marumbi Transmissora de Energia e a Copel Geração e Transmissão, which matures on September 30, 2015.

l)      Specific environmental management services agreement, which matures on March 14, 2015, and operation and maintenance services agreement, which matures on July 29, 2016, entered into between Caiuá Transmissora de Energia and Copel Geração e Transmissão.

Use of Agreement of the transmission system, permanent, for hiring the Amount of Use of Transmission System - Must, with amounts set for the subsequent four years, with annual reviews, and connection agreement to the transmission system, due by the end of concession of distribution or transmission company, whichever occurs first, conducted between Caiuá Transmissora and Copel Distribuição.

m)    Use of agreement of the transmission system, permanent, for hiring the Must, with amounts set for the subsequent four years, with annual reviews, conducted with Copel Distribuição.

n)     Power purchase and sale agreement signed by Dona Francisca Energética and Copel Geração e Transmissão, expiring on March 31, 2015.

o)     Agreements entered into between Foz do Chopim Energética Ltda. and Copel Geração e Transmissão, one for rendering operation and maintenance services, which matures on May 24, 2015, and the other for establishing a connection with the transmission system, which matures on July 7, 2015.

p)     Light pole sharing agreement, signed between Sercomtel S.A Telecomunicações and Copel Distribuição, expiring on December 28, 2018.

q)     The Institute of Technology for Development (Lactec) is a Public Interest Civil Society Organization (OSCIP), in which Copel is an associated. Lactec has service and R&D contracts with Copel Geração e Transmissão and Copel Distribuição, which are subject to prior or later control and approval by Aneel.

The asset balances refer to Energy Efficiency and R&D programs, recorded under current assets, in service in progress, until the respective projects are concluded, pursuant to Aneel.

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To the State of Paraná will be proposed receipt of dividends for the 2014 fiscal year totaling R$184,733, of which R$113,010 was advanced in November 2014. The remainder will be paid out following approval of the allocation of income of the year at the Annual General Meeting (AGM).

Other transactions between the Controlling Company and its related parties are summarized in Note 8 - CRC transferred to the Government of the State of Paraná, Note 16 - Related Party and Note 17 - Investments.

The values resulting from operating activities of Copel Distribution with related parties are billed at the rates approved by Aneel.

36.2   Guarantees and endorsements awarded to related parties

36.2.1     Granted to jointly controlled entities

The Parent Company and São Bento granted the following guarantees and endorsements:

a)     guarantee in the issuance of debentures and of loans and financing of subsidiaries, according to notes 22.5 and 23; and

b)     endorsements granted by Copel for its equity interest of 23.03% to its associated company Dona Francisca Energética S.A., in 2002, in financing secured from the BNDES and Bradesco, for settlement by 2015. As of December 31, 2014 the restated outstanding balances amounted to R$3,271 with BNDES and R$1,800 with Bradesco.

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36.2.2     Granted to joint ventures

Ventures Joint ventures	Operation	Date issued	Final maturity	Amount approved	Total issued	Balances 12.31.2014
Caiuá Transmissora (a)	Financing	12.23.2013	02.15.2029	84,600	79,600	88,741
Costa Oeste (b)	Financing	12.30.2013	11.15.2028	36,720	31,000	35,396
Guaraciaba Transmissora (c)	Debentures	06.20.2013	06.20.2015	400,000	400,000	401,144
Integração Maranhense (d)	Financing	12.30.2013	02.15.2029	142,150	131,400	146,981
Mata de Santa Genebra (e)	Debentures	09.10.2014	03.12.2016	469,000	48,000	49,557
Matrinchã Transmissora (f)	Financing	12.27.2013	05.15.2029	691,440	541,965	553,271
Transmissora Sul Brasileira (g)	Financing	12.12.2013	07.15.2028	266,572	260,145	261,718
Transmissora Sul Brasileira (h)	Debentures	09.15.2014	09.15.2028	77,550	77,550	80,222
Paranaíba (i)	Debentures	11.24.2014	11.24.2015	350,000	350,000	354,527
Marumbi (j)	Financing	10.06.2014	07.15.2029	55,037	20,314	34,723

Financial institution (fund provider):
BNDES: (a) (b) (d) (f) (g) (j)
Allocation:
Investment Program and/or Working capital.
Endorsement/Security:
Provided by Copel Geração e Transmissão, limited to 49% of the operation: (a) (d)
Provided by Copel, limited to 51% of the operation: (b)
Provided by Copel, limited to 49% of the operation: (c) (f)
Provided by Copel, limited to 50.1% of the operation: (e)
Provided by Copel, limited to 20% of the operation: (g) (h)
Provided by Copel, limited to 24.5% of the operation: (i)
Provided by Copel, limited to 80% of the operation (j)
Securities offered for the transaction:
Lien on shares given by Copel Geração e Transmissão, corresponding to 49%: (a) (d) (f)
Lien on shares given by Copel Geração e Transmissão, corresponding to 51%: (b)
Lien on shares given by Copel Geração e Transmissão, corresponding to 20%: (g) (h)
Lien on shares given by Copel Geração e Transmissão, corresponding to 80%: (j)

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37      Insurance

Details by risk type and effectiveness date of the main policies can be seen below.

Consolidated Policy	Final maturity	Insured
Nominated Risks	08/24/2015	1,929,357
Fire - Company-ow ned and rented facilities	08/24/2015	519,501
Civil liability - Compagás	10/30/2015	3,600
Domestic and international transport - export and import	08/24/2015	dependant on each event
Multi-risk - Compagás	12/18/2015	14,750
Multi-risk - Compagás	04/26/2015	470
Multi-risk - Elejor	04/11/2015	395,099
Vehicles - Compagás	09/16/2015	market value
Miscellaneous risks	08/24/2015	970
Nominated risks - Elejor	06/06/2015	500
Operational risks - UEG Araucária (a)	05/31/2015	958,109
Court bond - Compagás	02/03/2015	56,938
Performance bond - Aneel	07/30/2015	44,319
Performance bond - Aneel	12/27/2015	1,850
Operational risks - HPP Mauá - Consórcio Energético Cruzeiro do Sul	11/23/2015	342,139
Liability for directors and administrators - D&O (a)	06/30/2015	66,405
Performance bond - w ind farm	06/30/2015	22,200
Performance bond - w ind farm	03/31/2015	11,100
Performance bond - w ind farm	06/30/2015	3,047
Payment Guarantee - w ind farm	03/31/2015	6,000
Performance bond - Brazil's National Oil Agency - ANP	11/11/2018	59,440
Performance bond - Aneel	11/30/2017	2,450
Performance bond - Aneel	06/02/2018	6,750
Participation guarantee - Brazil's National Oil Agency - ANP	03/01/2015	862
Performance bond - Brazil's National Oil Agency - ANP	07/05/2015	12,500
Performance bond - CREA - Paraná	12/31/2016	24
Participation guarantee - Aneel	02/04/2015	646
Participation Guarantee - Electric Pow er Trade Chamber - CCEE	06/27/2015	44,863
Participation Guarantee - Electric Pow er Trade Chamber - CCEE	05/23/2015	14,013
Participation guarantee - Aneel	05/17/2015	7,404
Financial guarantee - Cosern	11/01/2015	21
Performance bond - Extremoz	01/31/2015	5,000
Performance bond - Aneel	04/30/2015	22,143
Civil liability - Vestas	02/01/2015	17,000
Engineering risks - Vestas	02/01/2017	338,348
Operational risks - São Bento	07/01/2015	390,935
Civil liability - São Bento	07/05/2015	20,000
(a) The values of the insured of operating risks - UEG Araucária and civil liability insurance for directors and officers have been translated from USD into BRL, w ith the current rate R$ 2.6562, as of 12.31.2014.

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38      Subsequent Event

Extraordinary Tariff Review for 2015

The Extraordinary Tariff Review is a result of a number of events that significantly affected costs by electricity concessionaires and that were not provided for in the 2014 tariff readjustment, in particular: (i) an increase in the CDE quota; (ii) an increase in costs with electricity acquisitions owing to a tariff readjustment by Itaipu (46.14%) and changes in the US dollar rate; and (iii) the high prices practiced in the 14th Existing Energy Auction (A-1 2014) and the 18th Adjustment, held on January 15, 2015.

Aneel approved the Extraordinary Tariff Review by Copel Distribuição with an average 36.79% tariff readjustment effective as of March 2, 2015. Of this total 22.14% are related to the CDE quota and 14.65% to the repositioning of costs with acquisition of electric power, which were not provided for in the 2014 tariff readjustment.

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INDEPENDENT AUDITORS' REPORT

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities and Exchange Comission (CVM), prepared in accordance with the accounting practices adopted in Brazil, rules of CVM and of the International Financial Standards - IFRS)

The Board of Directors and Shareholders of

Companhia Paranaense de Energia – Copel

Curitiba - PR

We have examined the individual and consolidated financial statements of Companhia Paranaense de Energia – COPEL (“Company”), identified as Parent Company and Consolidated, respectively, which comprise the statements of financial position as of December 31, 2014 and the respective statements of income, of comprehensive income, of changes in equity and of cash flows for the year then ended, as well as a summary of the significant accounting practices and other notes to the financial statements.

Management responsibility for the financial statements

Company´s Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with the accounting practices adopted in Brazil and in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board – IASB, as well as for the internal controls, which they deemed necessary to enable the preparation of these financial statements free of material misstatement, regardless whether due to fraud or error.

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Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit conducted in accordance with Brazilian and International Standards of Auditing. These standards require compliance with ethical requirements by the auditors and that the audit is planned and performed for the purpose of obtaining reasonable assurance that the financial statements are free from material misstatement.

An audit involves performing selected procedures to obtain audit evidence with respect to the amounts and disclosures presented in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, regardless of whether due to fraud or error. In the assessment of these risks, the auditor considers relevant internal controls for the preparation and fair presentation of the Company's financial statements, in order to plan audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls. An audit also includes evaluating the adequacy of the accounting practices used and the reasonableness of the accounting estimates made by Management, as well as evaluating the overall presentation of the financial statements taken as a whole.

We believe that the audit evidence obtained is sufficient and appropriate for expressing our opinion.

Opinion on the financial statements

In our opinion, the aforementioned individual and consolidated financial statements present fairly, in all material respects, the individual and consolidated financial position of Companhia Paranaense de Energia - COPEL as of December 31, 2014, and of its individual and consolidated financial performance and its respective cash flows for the year then ended, in accordance with accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board – IASB.

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Other issues

Statements of added value

We have also examined the individual and consolidated statements of added value (DVA) for the year ended December 31, 2014, prepared under responsibility of the Company’s Management, for which presentation is required by Brazilian Corporate Law for publicly-held companies and is presented as supplementary information under IFRS, as these standards do not require the presentation of a statement of added value. These statements were submitted to the same audit procedures previously described and, in our opinion, are presented fairly, in all material respects, in relation to the financial statements taken as a whole.

Curitiba, March 18, 2015

KPMG Auditores Independentes

CRC 2SP014428/O-6-F-PR

Original report in Portuguese signed by

João Alberto Dias Panceri

Accountant - CRC PR048555/O2

126

SUMMARY OF THE AUDIT COMMITTEE’S 2014 ANNUAL REPORT

The Audit Committee (CAU) of Copel – Companhia Paranaense de Energia, held five meetings with CAU’s exclusive agenda and three joint meetings with the Fiscal Council to review the Company's financial statements in the presence of External Audit and Internal Audit for addressing issues within its scope of operation and analysis of other jurisdiction.

In 2014, the Committee focused on evaluating the internal control and risk management systems; on evaluating External Auditors work (KPMG Auditores Independentes) related to profit and loss, and the Company’s financial statements and reports; on analyzing the aspects concerning the preparation process for trial balance and balance sheets, explanatory notes, and financial reports published jointly with the consolidated financial statements; on reviewing relevant practices used by Copel for the preparation of their financial statements; and on analyzing and keeping track of the work done by the Internal Audit team, in order to improve its performance.

The regulatory duties of the Committee included, among other activities:

127

a)         Presentation on the Anti-Corruption Law; b) Planning the work of the Independent Auditors – KPMG for 2014; c) Hiring services that may be provided by independent auditing firms that are auditing the accounting and financial statements; d) Establish procedures for the Audit Committee’s activities; e) Monitoring of the Internal Audit’s activities: 2014 Annual Planning; f) Analysis of the Annual Management Report, Balance Sheet and other Financial Statements for the fiscal year 2013; g) Review and approval of the Audit Committee’s Annual Report 2013; h) Review and approval of the 20-F Form - 2013/2014; i) Review of policies, practices and accounting principles used by Copel in the preparation of accounting and financial statements; j) Review of alternative methods of accounting procedures relating to accounting and financial information; k) Activities of the Risk Committee; l) Monitoring of the Confidential Communication Channel; m) Monitoring of the activities of Internal Audit; n) Submission of the evolution of the Company's budget; o) Review of Financial Statements - Information for the 1st, 2nd and 3rd quarters of 2014; p) Submission of the External Auditors independence certificate; q) Submission of the KPMG’s Comment Letter; r) Presentation on the recommendations suggested by the External Auditors related to deficiencies in internal controls, identified in KPMG’s Comment Letter – Fiscal year ended 12.31.2013; s) Presentation on how the Department of Risk Management and Internal Controls – DRCI applies and implements the recommendations suggested by the External Auditors related to deficiencies in internal controls, identified in KPMG Auditores Independentes’ Comment Letter; t) Review of the evaluation and administration of the Company's risk policies; u) Monitoring the work and verification of the recommendations made by Copel’s Internal Audit; v) Presentation on Copel’s market developments; w) Presentation on the indicators Average Outage Duration (DEC) per Consumer Unit and Average Outage Frequency (FEC) per Consumer Unit and on the relevant operations in the electricity sector; x) Analysis and approval of the Audit Committee’s biannual report – 1st half of 2014; y) Verification of the recommendations made by the Audit Committee; z) Calendar of meetings for 2015; aa.) Annual Self-assessment of the Audit Committee in 2014.

The Committee only detected minor exceptions, which are being addressed, in order to improve the quality of the financial information, to eliminate risks, and to strengthen the internal control system as a whole. No relevant exceptions were detected that may impact the effectiveness of the systems, only minor exceptions, which were treated and monitored in the fiscal year 2014.

Based on surveys and on information provided by KPMG Auditores Independentes, the Committee validates the objectivity and independence of the External Auditors, as no situations that could affect them were noticed and assess as appropriate the structures of the Company's Internal Audit, the quality of their technical and managerial personnel, as well as the results presented by their work.

There has been no record of any reports on violation of rules, lack of controls, actions or omissions by Copel senior management which indicated the existence or evidence of fraud, flaws, or errors which jeopardized Copel’s continuity or the credibility of its financial statements.

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In light of the existing internal control systems, of the range and effectiveness of the work conducted by the independent auditors, and of their opinion, the Audit Committee concludes that the financial statements as of Friday, December 31, 2014 adequately conveys the balance sheet and financial position of Copel – Companhia Paranaense de Energia, in compliance with the accounting practices adopted in Brazil, with the Brazilian Corporate Law, with the rules issued by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM), and with the regulations issued by the National Electric Energy Agency (Agência Nacional de Energia Elétrica – ANEEL) and by the National Telecommunications Agency (Agência Nacional de Telecomunicações – ANATEL), and recommends to the Board of Directors its approval.

Curitiba, March 18, 2015

Carlos Homero Giacomini

Chairman

Luiz Eduardo da Veiga Sebastiani

José Richa Filho

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FISCAL COUNCIL REPORT ON FINANCIAL STATEMENTS FOR THE YEAR ENDED ON DECEMBER 31, 2014

The members of the Fiscal Council of Copel – Companhia Paranaense de Energia, undersigned herein, pursuant to their legal powers and duties, have reviewed the Financial Statements, the Annual Management Report, and the Management’s Proposal for Distribution of Net Income for the fiscal year ended on December 31, 2014, and, based on their analysis, on further clarifications by the Management, and on the Independent Auditors’ Report, KPMG Auditores Independentes, concluded that the reviewed documents are adequately presented, in all material aspects, so that they are favorable to the submission of these statements for review and approval at the General Shareholders’ Meeting.

Curitiba, March 19, 2015

JOAQUIM ANTONIO GUIMARÃES DE OLIVEIRA PORTES

Chairman

GEORGE HERMANN RODOLGO TORMIN

JOSÉ TAVARES DA SILVA NETO

CARLOS EDUARDO PARENTE DE OLIVEIRA ALVES

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CAPITAL BUDGET PROPOSAL

In compliance with CVM Instruction no. 480, dated December 7, 2009 and in effect on January 1, 2010, the table below features the proposed capital expenditures for fiscal year 2015, approved at the 147th Board of Directors’ Meeting by Companhia Paranaense de Energia – COPEL, held on December 11, 2014, as well as the origin of funds.

CAPEX	R$ thousand
Geração e Transmissão	1,300,033
Distribuição	784,697
Telecomunicações	107,700
Holding	5,524
Cutia Wind Farm Complex	90,000
Bento Miguel Wind Farm Complex	50,000
São Miguel do Gostoso Wind Farm Complex(a)	22,569
Other (b)	116,266
TOTAL	2,476,789
(a) Referring to Copel's stake.
(b) Including SPC Paraná Gás and other w ind farms in final stages of construction.

FUNDING SOURCES	R$ thousand
Debt	2,077,158
BNDES	540,281
Other	1,536,877
Equity	399,631
TOTAL	2,476,789

131

STATEMENT

The Chief Executive Officer and the other Chief Officers of Companhia Paranaense de Energia - COPEL, a mixed capital public corporation headquartered at Rua Coronel Dulcídio 800, Curitiba – PR, registered under Corporate Taxpayer (CNPJ) no. 76,483,817/0001-20, for the purposes of items V and VI of article 25 of CVM Instruction no. 480, dated December 7, 2009, hereby declare that:

(I)         they have reviewed, discussed, and agreed with the opinions contained in the report by KPMG Independent Auditors as regards Copel's financial statements for the fiscal year ended on December 31, 2014; and

(II)        they have reviewed, discussed, and agreed with the financial statements of COPEL for the fiscal year ended on December 31, 2014.

Curitiba, March 18, 2015

LUIZ FERNANDO LEONE VIANNA	MARCOS DOMAKOSKI
Chief Executive Officer	Chief Corporate Management Officer

LUIZ EDUARDO DA VEIGA SEBASTIANI	JONEL NAZARENO IURK
Chief Financial and Investor Relations Officer	Chief Bussines Development Officer

CRISTIANO HOTZ
Chief Institutional Relations Officer

132

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 12, 2015

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.